Form 40-F
period 2002-09-28
TEMBEC INDUSTRIES INC
filed 2003-02-07
CIK 925559

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[●] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 28, 2002 Commission file number 33-80178, 333-10140

Tembec Industries Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English (if applicable))

Quebec

(Province or other jurisdiction of incorporation or organization)

2611, 2621, 2631

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

800, René-Lévesque Blvd., Suite 1050, Montreal, Qc, Canada H3B 1X9

Tel: (514) 871-0137

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System, 1633 Broadway, New York, NY 10019

Telephone: (212) 664-1666

Russell S. Berman, EM., Kronish, Lieb, Wiener & Bellman, 1114 Avenue of the Americas
New York, NY 10036

Telephone: (212) 479-6000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities Registered or to be registered pursuant to Section 12(b) of the Act.

N/A	N/A
______________________ Title of each class	_________________________ Name of each exchange on which registered

Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A

(Title of Class)

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Senior Notes of Tembec Industries Inc. due June 30, 2009

Senior Notes of Tembec Industries Inc. due February 1, 2011

Senior Notes of Tembec Industries Inc. due March 15, 2012

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ ● ] Annual Information form [●] Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

536,807,704 common shares

16,627,500 Series 2 Class B shares

1,250,000 Series 3 Class B shares

9,103,710 Series 4 Class B shares

Indicate by check mark whether the Registrant by filling the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes 82- No ●

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ● No

Material included in this Form 40-F:

  The Annual Information Form of Tembec Industries Inc. for the financial year ended September 28, 2002

  The Annual Report of Tembec Industries Inc. for the financial year ended September 28, 2002

*************

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

TEMBEC INDUSTRIES INC.

ANNUAL INFORMATION FORM

For the fiscal year ended September 28, 2002

January 23, 2003

TEMBEC INDUSTRIES INC.
ANNUAL INFORMATION FORM

  DATE OF ANNUAL INFORMATION FORM

  This Annual Information Form (the "Form") is dated as of January 23, 2003. Except as otherwise indicated, the information contained in this Form is stated as at September 28, 2002.

  CORPORATE STRUCTURE

  2.1   Name and Incorporation

  Tembec Industries Inc. (the "Corporation") was formed under the Business Corporation Act (Ontario) on August 29, 1995, by the amalgamation of Malette Inc. and Tembec Finance Corp. and continued under the Canada Business Corporations Act on February 18, 1999 under the name of "Tembec Industries Inc.".

  The Corporation's head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Québec, H3B 1X9, telephone: 514-871-0137.

  2.2   Intercorporate Relationships

  The subsidiaries and joint-venture investments of the Corporation, with operations in the forest products, pulp and paper sectors, are set out in the following corporate organization chart. The Corporation holds some of its interests indirectly, through interposed companies. Unless otherwise indicated, other operations, which in aggregate represent less than 10% of the total consolidated revenues and of the total consolidated assets of the Corporation are not specifically discussed herein.

  On February 18, 1999, the Corporation acquired all of the assets of Tembec Inc., its parent company, including its investments in divisions, subsidiaries and joint ventures. As part of this corporate reorganization, the Corporation assumed all liabilities of Tembec Inc. Since then, Tembec took steps to streamline its corporate structure and crystallize synergies by amalgamating Crestbrook Forest Industries inc. and Pine Falls Paper Company Limited ("Pine Falls") with the Corporation as well as transferring the assets of Malette Québec Inc. ("MQI") and Donohue Matane inc. ("Matane") into Spruce Falls inc. ("Spruce Falls").

  Unless otherwise noted or the context otherwise indicates, references to the "Corporation" in this Form are to Tembec Industries Inc. References to "Tembec" are to, as the context may require, either the Corporation or the Corporation together with one or more of its subsidiaries (the "Subsidiaries"), associates and its interest in joint ventures and other entities.

  CORPORATE ORGANIZATION CHART OF THE CORPORATION(1)

TEMBEC INDUSTRIES INC.
(Canada)
Sawmill - Taschereau QC
Sawmill - LaSarre QC
Sawmill - Béarn QC
Sawmill - Témiscaming QC
Finger Joint Plant - LaSarre QC
Specialty Cellulose Pulp Mill - Témiscaming QC
Sawmill - Hearst ON
Sawmill - Kirkland Lake ON
Sawmill - Timmins ON
Sawmill - Cochrane ON
Sawmill - Mattawa ON
Flooring Plant & Sawmill - Huntsville ON
Flooring Plant - Etobicoke ON
Softwood Pulp Mill - Smooth Rock Falls ON
Sawmill - Elko BC
Sawmill - Canal Flats BC
Finger Joint Plant - Cranbrook BC
Softwood Pulp Mill - Skookumchuck BC
High Yield Pulp Mill - Chetwynd BC
Planer Mill - Cranbrook BC
Newsprint Mill - Pine Falls MAN
50%
Excel Forest Products Limited
(Ontario)
Sawmill - Opasatika ON
AV CELL INC.
(New Brunswick)
Dissolving Pulp Mill
Atholville NB
MARATHON PULP INC.
(Ontario)
Softwood Pulp Mill
Marathon ON
TEMREX FOREST PRODUCTS LIMITED PARTNERSHIP
(QUÉBEC)
Sawmill - Nouvelle QC
Sawmill - St-Alphonse QC
50%
TEMLAM INC.
(Canada)
LVL Mill - Ville-Marie QC
100%
JAGER BUILDING SYSTEMS INC.
(Canada)
Wood I - Beam Plant - Calgary AL
Wood I-Beam Plant - Bolton ON
Wood I-Beam Plant - Blainville QC
Metal Stamping Plant - Bolton ON
100%
TEMBEC USA LLC
(Delaware)
Paper Mill - St-Francisville, Louisiana, USA
100%
Davidson Industries (Woodsville), Inc.
(New Hampshire)
Sawmill - Woodsville NH, USA
100%
SPRUCE FALLS INC.
(Canada)
Newsprint Mill - Kapuskasing, ON
Sawmill - Kapuskasing, ON
Board Machine - Témiscaming QC
High Yield Pulp Mill - Témiscaming QC
High Yield Pulp Mill -Matane QC
Paper Mill - St-Raymond QC
OSB Mill - St-Georges QC
100%
TEMBEC INTERNATIONAL BV
(Holland)
Representative Offices in:
Beijing, China
Seoul, South Korea
Signy/Nyon, Switzerland
San Sebastian, Spain
75%
TEMBEC BRASSAC SAS
(France)
Sawmill
Brassac, France
100%
TEMBEC TARASCON SA
(France)
Softwood Pulp Mill
Tarascon, France
100%
TEMBEC TARTAS SA
(France)
Fluff Pulp Mill
Tartas, France
100%
TEMBEC SAINT- GAUDENS SA
(France)
Hardwood Pulp Mill
Saint-Gaudens, France
100%
MARKS LUMBER LTD.
(Ontario)
Reman Plant
Brantford ON
100%
DAVIDSON INDUSTRIES INC.
(Canada)
Sawmill - Davidson QC

  (1) As at January 23, 2003, except as otherwise indicated, 100% of all voting and non-voting securities of the entities mentioned in this chart are held by the Corporation or by its subsidiaries, as indicated.

    GENERAL DEVELOPMENT OF THE BUSINESS

    3.1  Business Overview

    Tembec is a large, diversified and integrated forest products company with the majority of its operations located in Canada and a growing presence in the United States and in Europe. Its core business segments are forest, pulp and paper products with Tembec maintaining a small presence in the chemical and paperboard sectors which, in the aggregate, represents less than 10% of its consolidated assets and 10% of its consolidated revenues. At December 31, 2002, Tembec produces approximately 1.7 billion board feet of lumber, 2.2 million tonnes of market pulp and 1.0 million tonnes of newsprint and groundwood papers annually. Tembec's strategy is to (i) be diversified into forest resources management, forest products, pulp products and paper products; (ii) maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within such core business segments. The implementation of this strategy, together with Tembec's disciplined approach to acquisitions and capital investments, has produced significant revenue and earnings before interest, income taxes,depreciation and amortization ("EBITDA") growth.

    For the fiscal year ended September 28, 2002, Tembec had gross sales of $3.4 billion, net sales of $3.0 billion, EBITDA of $275.7 million, and a net loss of $159.5 million. Total assets at that date were $4.0 billion, including 35 manufacturing sites employing approximately 9,500 people.

    3.1.1 Three Year Retrospective

    In the last three fiscal years, Tembec was active in pursuing its growth targets, completing twelve acquisitions over such period participating in three joint-ventures, while raising US$1.5 billion in the capital markets. A more detailed chronology of historical highlights follows:

      October 1, 1999:   Acquisition of the remaining 50% interest in Tartas S.A., since renamed Tembec Tartas S.A., which operates a fluff pulp mill and a related chemical business.

      December 3, 1999:   Acquisition of all of the shares of Matane. Matane owned a high yield pulp mill located in Matane, Québec.

      January 31, 2000:   Acquisition of the shares of Marks Lumber Limited which owns and operates a lumber remanufacturing facility located in Brantford, Ontario.

      February 2, 2000:   Acquisition of the remaining 54.3% of common shares of MQI that Tembec did not already own from SGF-Rexfor Inc. ("Rexfor") (45.7%) and public shareholders (8.6%). MQI owned an oriented strandboard ("OSB") plant in Saint-Georges de Champlain, Québec and a paper mill in Saint-Raymond, Québec.

      February 3, 2000:   Acquisition of the shares of Fort-James Marathon Limited, since renamed Marathon Pulp Inc. ("Marathon"), in a 50/50 joint venture arrangement with Kruger Inc. Marathon owns and operates a northern bleached software kraft ("NBSK") pulp mill in Marathon, Ontario.

      October 31, 2000:   Acquisition of two companies, now called Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A., which own two market pulp mills located in southern France, which produce softwood and hardwood kraft pulp. As a result of this transaction, Tembec's European pulp production capacity increased to approximately 710,000 tonnes per year, making it the leading pulp producer in France.

      December 28, 2000:   Acquisition of all of the outstanding common shares of A.R.C. Resins International Corp. The facilities acquired include a liquid resin plant and an option to purchase a formaldehyde plant, both located in Longueuil, Québec. This acquisition positioned Tembec as a leading supplier and producer of resin for the forest industry in North America.

      January 11, 2001:   The Corporation issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by Tembec Inc. These notes were subsequently registered on April 20, 2001.

      February 8, 2001:   Tembec received the certificate of registration confirming that its Environmental Management System ("EMS") is in conformance with the International Organization for Standardization ("ISO") 14001-1996 standard. This registration applies to most of Tembec's operations in Canada.

      February 25, 2001:   Acquisition of the remaining interest in the shares of Pine Falls held by employees.

      March 19, 2001:   Acquisition of a 50% interest in Excel Forest Products Limited ("Excel"), a sawmill located in Opasatika, Ontario (40km west of Kapuskasing, Ontario).

      June 13, 2001:   Acquisition of the assets of Duratex Hardwood Flooring Inc. which operates a hardwood flooring pre-finishing plant in Etobicoke, Ontario.

      June 19, 2001:   Acquisition of a pulp and paper mill located in St. Francisville, Louisiana from Crown Paper Co. The St. Francisville mill is an integrated pulp and paper facility which produces coated groundwood papers and specialty papers.

      June 19, 2001:   The Corporation issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by Tembec Inc. These notes were subsequently registered on July 25, 2001.

      August 1, 2001:   The Corporation and Rexfor formed a 50/50 joint venture to develop the engineered wood products business. The joint venture, Temlam Inc. ("Temlam"), acquired the building systems division of Jager Industries Inc. ("Jager") comprising mainly the manufacture and distribution of engineered wood I-beams, truss connector plates and metal webs for roof and floor trusses as well as the distribution of LVL, rim joists, hangers and other ancillary products. In conjunction with the acquisition of the building systems division of Jager, Temlam also acquired the Corporation's LVL plant located in Ville-Marie, Québec.

      November 5, 2001:   Acquisition of Davidson Industries Inc. ("Davidson"). Davidson's owns three facilities; a pine sawmill and a hardwood sawmill in Davidson, Quebec, and a pine sawmill in Woodsville, New Hampshire. Davidson also operates a distribution centre in Ireland and held a non-controlling interest in a radiata pine sawmill in Chile.

      On March 13, 2002:  The Corporation issued US$350 million of 7.75% senior notes due 2012 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by Tembec Inc. These notes were subsequently registered.

      On April 5, 2002:   The Corporation formed the Produits Forestiers Temrex Limited Partnership (Temrex) in a joint venture with SGF-Rexfor to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. The two partners each invested $32.8 million to capitalize Temrex. The latter then purchased the Corporation's Nouvelle sawmill assets and related net working capital for $41.8 million. The joint venture also purchased the assets and net working capital of the St. Alphonse sawmill from the other partner for $23.0 million.

      On April 9, 2002: the Corporation completed the redemption of its US$250 million 9.875% Senior Notes due 2005.

      On July 1, 2002 Tembec formed with les Coopératives Forestières du Sud Massif Central a new enterprise, Tembec Brassac SAS ("Brassac"). The Company holds 75% of Brassac. Brassac reopens S.A. Bousssière & S.A.R.L. scierie du Haut Languedoc located in Brassac and Bez, France.

    3.1.2   Recent Developments

      October 7, 2002: Tembec acquired a High Yield pulp mill located at Chetwynd in northern British Columbia for a nominal consideration.

    NARRATIVE DESCRIPTION OF THE BUSINESS

      4.1   Principal Operations

      Tembec's business is centered around its ownership interests in the various operations forming part of its, Forest Products Group, Paper Group and Pulp Group.

      The forest, pulp and paper products industries are commodity markets in which producers compete primarily on the basis of price. The markets for forest, pulp and paper products are highly competitive and cyclical characterized by (i) periods of excess product supply due to industry capacity additions, increased production and other factors, and (ii) periods of insufficient demand due to weak general economic activity, inventory destocking by customers and other factors. Demand for forest, pulp and paper products is also influenced to a significant degree by the global level of economic activity. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. Tembec's ability to compete in these markets is also dependent upon customer service, product quality, favorable manufacturing costs and currency exchange rates.

      Industry Segment and Geographic Information

      Financial information pertaining to industry and geographical segments and export sales for the fiscal year ended September 28, 2002 are presented on pages 37 and 38 of the 2002 Annual Report of the Corporation, including the audited consolidated financial statements and the notes thereto for the fiscal year ended September 28, 2002 and the report of the auditors thereon dated October 28, 2002 (the "Annual Report"), which are incorporated by reference herein.

      4.1.1   Forest Products Group

      The Forest Products Group consists of 31 operations located in Canada, the United States, Chile and France. Collectively, the Forest Products Group produces an extensive range of commodity and value-added forest products. For the fiscal year ended September 28, 2002, the Forest Products Group generated net sales of $831.8 million and EBITDA of 70.8 million. Forest Products Group annual sales accounted for approximately 29% of Tembec's total consolidated sales in fiscal 2002 compared to 27% for fiscal 2001.

      The Forest Products Group focuses on three main product groups: A. Spruce, Pine, Fir Lumber and Panels, B. Specialty Wood products and C. Engineered Wood products. The following table summarizes the normal annual operating levels of each facility by product group:

A. Spruce, Pine, Fir Lumber and Panels
Spruce, Pine, Fir Lumber
Location	MFBM
Stud Lumber - Taschereau/LaSarre, QC(1)	180,000
Random Lumber - Bearn, QC	110,000
Random Lumber - Nouvelle, QC(2)	45,000
Random Lumber - St. Alphonse, QC(2)	35,000
Stud Lumber - Kirkland Lake, ON	65,000
Random Lumber - Timmins, ON	145,000
Stud Lumber - Cochrane, ON	135,000
Stud Lumber - Kapuskasing, ON	100,000
Random Lumber - Opasatika, ON	80,000
Random Lumber - Hearst, ON	135,000
Random Lumber - Elko, BC	160,000
Random Lumber - Canal Flats, BC	130,000
Finger Joint Lumber - Cranbrook, BC )	50,000
Random Lumber - Cranbrook, BC(3	____N/A
1,370,000
Oriented Strand Board
Location	Million of Ft2 (1/16" basis)
OSB - Saint-Georges, QC	1,700

B. Specialty Wood
Pine, Hardwood Lumber and Hardwood Flooring
Location	MFBM
Pine and Hardwood Lumber - Davidson, QC	60,000
Pine Lumber - Woodsville, NH	30,000
Pine and Hardwood Lumber - Mattawa, ON	30,000
Pine and Hardwood Lumber - Témiscaming, QC	15,000
Hardwood Lumber - Huntsville, ON	18,000
Hardwood Flooring - Huntsville, ON	18,000
Pre-Finished Hardwood Flooring - Toronto, ON	10,000
Remanufactured Lumber - Brantford, ON	100,000
Maritime Pine Lumber - Brassac, France(4)	37,500
Radiata Pine Lumber - Curanilahue, Chile (5)	13,000
331,500
C. Engineered Wood
Laminated Veneer Lumber
Location	Thousand Ft3
LVL - Ville-Marie, QC(6)	450
Engineered Finger Joint Lumber
Location	MFBM
Engineered Finger Joint Lumber - LaSarre, QC	50,000
Wood I-Beams
Location	Thousand Linear Feet
Wood I-Beam - Blainville, QC(6)	5,000
Wood I-Beam - Bolton, ON(6)	22,500
Wood I-Beam - Calgary, AB(6)	12,000
39,500
Metal Plates and Webs	Million lbs
Metal Plates and Webs - Bolton, ON(6)	22.0

      (1) Sites are operated as a combined entity.
      (2) Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.
      (3) Dries and planes lumber sawn at the Elko and Canal Flats Sawmills.
      (4) Volumes reflect 75% of the actual plant capacity as the unit is part of the Tembec Brassac joint venture.
      (5) Volume reflects 26% of the actual plant capacity as the unit is part of the Foraction joint venture.
      (6) Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.

      Products and Markets

      The spruce, pine and fir lumber ("SPF") sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include premium J-Grade and machine stress rated grades. Pine and hardwood lumber are used in a wide variety of applications including furniture, flooring, specialty, residential and commercial applications. OSB is used in residential construction and industrial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products segment of the Forest Products Group principally manufactures Jager Building Systems products, laminated veneer lumber and finger jointed flange stock which is needed in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications. In addition, the Forest Products Group produces and ships approximately 2.1 million tonnes of wood chips, approximately 84% of which are directed to Tembec's pulp and paper facilities, providing the Forest Products Group with a competitive advantage over non-integrated producers.

      The cyclical nature of the lumber industry and the seasonal nature of the construction industry lead to fluctuations in the demand and supply of lumber. North American solid wood products demand is largely dependant on the level of consumer confidence. Over 75% of wood products consumption ends up in residential housing, with interest rates and employment continuity the two major determinants of home purchases. While in many applications lumber competes with other products such as steel, plastic and engineered wood products, lumber is typically used for residential construction. Tembec competes with both small independent operators and larger integrated corporations.

      In the United States, the market for engineered wood products is dominated by Weyerhaeuser, Boise Cascade and Louisiana Pacific who control a majority of the production capacity. In Canada, Jager and Weyerhaeuser are the largest suppliers of engineered wood products.

      Sales Distribution

      In North America, products are sold by Tembec's own internal sales force to wholesalers and distributors as well as direct to large retailers and end-users.

      Competition

      Competition among Canadian and U.S. producers of softwood lumber is intense, Canadian producers of softwood lumber are very dependent on open access to export markets. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Québec, expired on March 31, 2001. Antidumping and countervailing duties on softwood lumber totalling 29% are imposed by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") on products sold by Tembec into the United States. See Item 4.5.1 - Countervailing and Antidumping Duties.

      Fiber Supply

      Tembec's forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third party timber and wood chip purchases which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units. Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

      As Tembec's forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations. In the past fiscal year, Tembec harvested and delivered approximately 6.0 million cubic meters of timber on Crown land on a sustainable annualized basis. Additional supply of approximately 1.4 million cubic meters was secured through purchases and exchanges with third parties.

      Québec

      Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Québec), used to supply its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF. The CAAFs are in the process of being renewed without significant changes being imposed to their terms and conditions.

      Ontario

      Tembec's cutting rights are provided through several deemed Sustainable Forest Licences and Sustainable Forest Licences. These licences expire at different dates and have 20 year terms, renewable every five years, based on satisfactory performance as determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

      Manitoba

      In Manitoba, Forest Management License Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 years terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licensing process accompanies the submission of the long term forest management plan resulting in the issuing of a ten year environmental license. The Province of Manitoba is undertaking a land use planning initiative ("LUPI"). Renewal of the long-term tenure agreements will begin after the LUPI is complete. In the interim, short-term extensions to the FMLs are being approved.

      British Columbia

      Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Subject to the British Columbia Forest Act and Forest Practices Code of British Columbia Act and related regulations, rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures. The forms of forest tenures held by Tembec are tree farm licences (25 year term replaced every 5 years) and forest licences (15 year term renewed every 15 years). Harvesting under these tenures is subject to the holder's compliance, to the satisfaction of the Ministry of Forests, with obligations regarding forest management, harvesting and reforestation.

      Stumpage and Other Charges

      Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

      4.1.2   Pulp Group

      As at October 7, 2002, the Pulp Group currently consists of eleven manufacturing facilities operating in ten sites. These facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. In the fiscal year ended September 28, 2002, the Pulp Group generated total sales of $1,301.7 million and EBITDA of $96.4 million. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps
Product and Location	Tonnes
Softwood Kraft - Skookumchuck, BC	270,000
Softwood Kraft - Smooth Rock Falls, ON	210,000
Softwood Kraft - Marathon, ON (50% of current annual capacity)	92,500
Softwood Kraft - Tarascon, France	260,000
Hardwood Kraft - Saint-Gaudens, France	300,000
Hardwood High Yield - Témiscaming, QC	285,000
Hardwood High Yield - Matane, QC	215,000
Hardwood High Yield - Chetwynd, BC(1)	215,000
Total	1,847,500

Specialty Pulps
Product and Location	Tonnes
Specialty Cellulose - Témiscaming, QC	165,000
Fluff - Tartas, France	160,000
Dissolving - Atholville, NB (50% of current annual capacity)	55,000
380,000
Total	2,227,500

      (1) Acquired on October 7, 2002

      Products and Markets

      Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high yield pulps are made by mechanical methods such as thermomechanical pulp ("TMP"), chemi-thermomechanical pulp ("CTMP") and bleached chemi-thermomechanical pulp ("BCTMP"). Kraft paper pulps are used to produce a variety of high quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibers provide required strength properties for paper producers. High yield market pulps have only been produced in North America since the mid 1980's. Initially, most high yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high yield pulps in paper production. The strategy led to the development of hardwood high yield grades made from birch, aspen and maple. Although high yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk, opacity and cost.

      Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Québec, produces highly purified grades composed of 95% to 99% cellulose, which are used in textiles, pharmaceuticals, food additives and industrial chemicals. Fluff pulp at Tartas is produced using the sulphite process and it is sold to manufacturers of disposable sanitary products who then "defibrillate" the pulp rolls into individual fibers to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-users. The dissolving pulp grades produced at Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fiber by affiliates of the Birla Group, Tembec's joint venture partner.

      The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. The global market pulp demand in 2001 was approximately 36 million tonnes with European demand estimated at 16 million tonnes. North America and the Nordic countries are the largest pulp producing regions, although countries with fast-growing plantations, such as countries in South America, are growing in importance. As market pulp pricing is referenced in U.S. dollars the relative weakness of the EURO to the US dollar early in 2002 provided Nordic and Western Europe producers a competitive advantage which has abated somewhat with the appreciation of the Euro against the Canada dollar. Tembec is the second-largest market pulp producer in North America and the largest market pulp producer in France marketing its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Canada, Spain, Switzerland, Italy, China and South Korea and also markets pulp produced by third parties.

      Sales from the Pulp Group represented approximately 36% of Tembec's total consolidated sales in fiscal 2002 compared to 40% in fiscal 2001.

      Fiber Supply

      The seven North American pulp mills consumed approximately 2.1 million bone dry tonnes of wood chips in fiscal 2002. Of this amount, approximately 49% are supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase all of their fiber requirements from many private landowners.

      4.1.3   Paper Group

      The Paper Group currently consists of four facilities with a total of twelve paper machines producing newsprint, book paper, coated paper and high-bright paper. For the fiscal year ended September 28, 2002, the Paper Group generated net sales of $777.8 million and EBITDA of $72.1 million. The following table summarizes the products and current annual operating levels of each facility by main type:

Newsprint & Uncoated Groundwood Papers	Tonnes(1)
Newsprint - Kapuskasing, ON	400,000
Newsprint - Pine Falls, MB	180,000
High-Brite - St. Raymond, QC	23,000
603,000
Coated Papers
Coated No 4 and 5 - St. Francisville, LA	280,000
Machine Finished Coated - St. Raymond, QC	44,000
324,000
Specialty Papers
Uncoated Bleached Board - St. Francisville, LA	80,000
Specialty Kraft Paper - St. Francisville, LA	27,000
107,000

Total	1,034,000

      (1) Although the above table shows all capacities in "metric" tonnes, coated paper and certain specialty papers are sold primarily in short tons.

      Products and Markets

      Newsprint is an uncoated paper used primarily for the publication of daily newspapers. It is one of the largest single paper products in the world. It is generally considered to be a commodity product, having a uniform definition and little distinct differences. Book papers are manufactured using the same process as standard newsprint. However, as it is a controlled thickness product, the primary property developed is the controlled bulk or the caliper of the sheet.

      Newsprint demand is chiefly determined by the performance of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is influenced by the relative strength of the Canadian dollar versus the US dollar.

      Tembec markets its newsprint and papers primarily in the northeast and central U.S. and in eastern and central Canada through its internal sales force, based in Toronto. Brokers and paper merchants are sometimes retained to provide enhanced market presence.

      The St-Francisville, Louisiana pulp and paper facility produces coated and specialty papers. Coated papers made by Tembec are categorized as coated groundwood, a clay coated base sheet containing mechanical and chemical pulps. The end use markets are magazines and catalogs.

      Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents less than 10% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folder, and magazine reply card. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market. The heavyweight segment of the specialty market includes International Paper and Mead Westvaco as the primary competitors.

      The focus of the Paper Group is the North American market with emphasis on the US market. For fiscal 2002, the Paper Group represented 26% of total consolidated sales and 23% in fiscal 2001.

      Fiber Supply

      The Paper Group receives approximately 36% of its virgin fiber requirements through internal sources. The remainder is purchased from sawmills and third party suppliers. The four paper mills consumed 1,079,000 tonnes of wood chips and round wood in the last fiscal year. All of the wood fiber required by the St. Francisville pulping facilities is purchased from industrial and privately owned land.

      The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize a combination of TMP and de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their annual consumption of ONP and OMG is approximately 113,500 tonnes. The ONP and OMG is purchased through contracts with various merchants and collection groups. The fiber used in the process at the St-Francisville mill is a combination of pressurized stone groundwood mechanical pulp and kraft chemical pulp. It purchases small quantities of kraft and de-inked pulps. The St. Raymond paper mill produces coated paper using an alkaline peroxide mechanical pulping process which it supplements with purchased kraft chemical pulp for fiber.

      4.2   Capital Expenditures

      In the past five fiscal years, Tembec incurred $ 817.0  million of gross capital expenditures, $14.8 million of asset disposals to total $802.2 million in net fixed asset additions, the most significant being related to modernization and production increases at the Temiscaming pulp mills, the construction of a thermomechanical pulp mill at Pine Falls, the construction of a cogeneration plant at the Skookumchuck pulp mill, the construction and upgrade of wood waste and biomass boilers at the Smooth Rock Falls pulp mill and Kapuskasing newsprint operations. In the less capital intensive Forest Products Group, the principal capital expenditures were incurred for the modernization and expansion of the Timmins OSB mill, since sold and the construction or modernization of the Kapuskasing and Cochrane sawmills. For fiscal 2002 the corporation incurred $98.9 million of capital expenditures. For fiscal 2003, approximately $224 million of capital expenditures will be incurred for the completion of ongoing projects, maintenance and cost reduction programs.

      The following table sets out Tembec's capital expenditures on a consolidated basis for the five years ended September 28, 2002.

	Years Ended September 30
	1998	1999	2000	2001	2002
	(in million of dollars)
Forest Products Group	28.0	36.6	65.8	30.1	41.1
Pulp Group	51.3	36.5	135.9	94.2	40.6
Paper Group	34.7	14.1	58.2	83.5	6.5
Other	2.7	3.7	5.0	23.0	10.7
Net Fixed Asset Additions	116.7	90.9	264.9	230.8	98.9
As a % of Fixed Asset Depreciation	114%	80%	190%	118%	45%

      4.3   Environmental

      Environmental Policy

      Tembec shares with the community important responsibilities towards the environment in which we live and work. The Company supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continuous improvement process, makes possible sustained economic development and an improved quality of life. In this spirit, Tembec is commited to implementing and maintaining an effective environmental management program that will govern its attitude and action in environmental matters and will benefit the environment, the community, the shareholders, employees and customers.

      Tembec is committed to maintaining Environmental Management Programs (EMP's) in order to demonstrate responsible stewardship of our resources and a continual improvement of our environmental performance. Tembec has two environmental management programs based on its corporate environmental policy - Forever Green® and Impact Zero® - targeting the forestry and manufacturing sectors respectively. The objectives of the Tembec Environmental (EMP'S) are to maintain compliance to our corporate principles and environmental policy, to integrate sustainable development, to respond effectively to environmental issues and to obtain appropriate certification.

      The main goal of Impact Zero® is to reduce to a minimum the impact of manufacturing activities on the environment. The means of achieving this goal must be defined in a technical and economic context. Impact Zero® includes the development of environmental objectives, targets and action plans that are based on specific performance criteria. Impact Zero® also includes the implementation and maintenance of an environmental management system ("EMS"), in conformance with the ISO 14001 International Standard. The EMS is essential for the achievement of the environmental objectives. With Impact Zero®, Tembec aims to become a world leader in environmental protection and sustainable development. Impact Zero® objectives and targets are established in six key areas and for each Tembec manufacturing site. Some objectives and targets are common to all sites while others are site-specific, depending on the site's operations and equipment, and particular environmental context. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. As part of Impact Zero®, Tembec has implemented the Environmental Profile Data Sheet ("EPDSTM") system, which applies to all Tembec pulp and paper products. The EPDSTM is a voluntary labelling program introduced in 1997 by the Forest Products Association of Canada. It provides a standard template designed to assist customers in making informed choices based on the actual environmental attributes of the pulp and paper products they are purchasing. It offers measurement data and explanatory comments related to the attributes that cover the life cycle of the products. With the exception of products from recently acquired mills, the EPDSTM form has been completed for each group of pulp and paper products, and verified by an independent auditor.

      The Tembec Forever Green® Environmental Management Program aims to promote environmental protection, sustainable forest management, and conformance with the Tembec environmental policy for all forest operations. Tembec is committed to demonstrating responsible stewardship of resources and a continual improvement of environmental performance. As part of Forever Green®, Tembec has developed "Guiding Principles" that direct forest managers in the establishment of environmental objectives and targets. The Forever Green® Guiding Principles represent important environmental values that must be respected in all forest activities. Forever Green® also includes the implementation and maintenance of an EMS, in conformance with the ISO 14001 standard. The values identified in the Guiding Principles are respected by setting objectives, and by maintaining an effective EMS. The Forever Green® Guiding Principles will be reviewed on an annual basis by the Tembec Corporate Forestry Committee. One of the key roles of this committee is to oversee Forever Green® progress and provide the necessary direction in order to ensure continual environmental improvement. As part of Forever Green®, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council (FSC) standards. Therefore, more than 13 million hectares across Canada will be FSC certified by the end of 2005.

      Environmental Management

      In 1999, Tembec began a $141 million multi-year modernization program (the "Modernization Program") at the specialty cellulose mill, located in Témiscaming, Province of Québec, which has already yielded positive results in the area of effluent treatment. As at September 28, 2002, a total of $102.9 million was invested in the Modernization Program.

      In late 2000, the Témiscaming specialty cellulose mill implemented new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Témiscaming site to comply with adsorbable organic halogens limits. The only persistent divergence from emission standards noted was for particulate matter in recovery boilers. In late 2002, the Témiscaming site installed a new wet electrostatic precipitator on one boiler. If it performs as well as expected, similar precipitators will be installed on the two other units in 2004.

      In mid 2002, the Témiscaming mill was charged for having occasionally discharged effluent in excess of regulatory environmental standards between January and March 2001. Tembec is currently contesting these charges. The addition of a second secondary clarifier in 1998 improved the situation but the biological system still experiences occasional upsets which leads to exceedances. Tembec has recently committed to the construction and operation of a new anaerobic waste treatment facility to comply with regulatory environmental standards. This $19.2 million facility is currently scheduled to be completed in late 2003. In addition to the environmental benefits, this new facility will displace purchased energy at the Témiscaming site.

      Atmospheric emissions were reduced at the Smooth Rock Falls pulp mill. In late 2000, Tembec completed the installation of an electrostatic precipitator on the facility's bark refuse boiler and subsequently started a second precipitator on the waste liquor recovery boiler . The Smooth Rock Falls pulp mill also benefited from the expansion of its effluent treatment facilities. In 2002, Tembec completed its installation of a black liquor oxidation unit at the Smooth Rock Falls pulp mill to reduce total reduced sulphur ("TRS") emissions. However, the Smooth Rock Falls pulp mill's TRS is still above environmental standards. To address this situation, Tembec has developed an environmental plan to collect and treat dilute gas. As part of this plan, the mill is now starting a pilot bioreactor to treat some high volume low concentration streams. If this trial is successful, construction will start in 2003 to come into operation in mid 2004. Tembec currently anticipates that further investments will be required to bring the operations at the Smooth Rock Falls pulp mill within full compliance with environmental standards.

      During fiscal 2001, Tembec installed a new wood waste fired boiler and co-generation unit at the Skookumchuch pulp mill. The $55.5 million project led to the permanent closure of Tembec's existing "Teepee" burners and provided a cost efficient and environmentally acceptable method of disposing of the region's waste while generating thermal and electrical energy required by the mill.

      Tembec has started the implementation of a multi-year environmental plan for its three French pulp mills to ensure compliance with current and upcoming environmental standards. The total cost to be spent over the next 5 years is estimated at $130 million. Major items include the installation of electrostatic precipitators to reduce particulate emissions, new boilers, upgrade of treatment facilities and process modifications in order to improve the treatment facility performance.

      Tembec makes provisions for closure and post-closure costs associated with solid waste landfill sites related to its operations. At September 28, 2002, Tembec had accrued $5.1 million for the estimated future costs related to the closure and post-closure of certain solid waste landfill sites at the St. Francisville, Louisiana paper mill. The accrued amounts are expected to be paid during the operation of the landfills, through closure of the sites and the thirty-year post closure monitoring period.

      4.4   Research and development

      Tembec considers research and development ("R&D") as essential to its growth and to its long-term ability to compete successfully on world markets. Tembec's mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of 1% of gross sales in R&D each year. In 2002, R&D investments amounted to nearly $100 million, making Tembec one of Canada's leading innovative producers.

      Research projects targeted environmentally sound forest operations, reforestation, and fibre transformation processes. R&D activities also focused on higher profitability by enhancing manufacturing processes and byproducts while maximizing fibre utilization and transforming raw material into new products with higher added value. In 2002, the Tembec Forest Resource Management Group, in collaboration with governments, universities and focus groups, led the Forest Research Partnership in the development of holistic and environmentally-friendly forest management practices that is intended to lead to a sustainable 10% increase in available fibre resources. The Forest Products Group has developed new products and technologies, such as the single pass saw line, minimizing wood waste and increasing energy efficiency. The Pulp Group's R&D effort were geared towards increasing yields and efficiency while producing higher quality pulps using environmentally conscious processes. The Paperboard Group, by nature of its specialty niche markets, is continuously involved in leading edge R&D. The Publishing Paper

      Group, which also develops and patents new products, has gained a reputation in reducing green-house gas emissions. The Chemical Group has also developed new products and explored new synergies with other Tembec groups.

      Some R&D projects are carried out in partnership with specialized research centres, including Pulp & Paper Research Institute of Canada, Forintek, Forest Engineering Research Institute of Canada, and many Canadian universities. The R&D thrust is a crucial aspect of Tembec's activities, enabling Tembec to continue meeting its customers' ever-growing expectations and to remain one of the industry's most innovative papermakers.

      The Corporate R&D Group has been implementing a comprehensive R&D management structure across all divisions of Tembec. Its purpose is to ensure that R&D is conducted within a stringent, systematic investigative framework essential in achieving significant technological advances. The new structure also combines the management of financial and scientific activities, a move that makes it much easier to put forward complete, in-depth and relevant R&D proposals each year.

      4.5   Litigation

      4.5.1   Countervailing and Antidumping Duties

      On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC, by certain U.S. industry and trade groups (the "Petitioners"). In response to these petitions, the USDOC conducted separate antidumping and countervailing duty investigations and the USITC conducted an investigation to determine whether the lumber industry in the United States was materially injured or threatened with material injury by reason of softwood lumber imports from Canada.

      The USDOC announced on March 22, 2002 that it had made final affirmative determinations in its antidumping and countervailing duty investigations. The USITC made a final determination on May 2, 2002 that the U.S. domestic lumber industry was threatened with material injury by reason of Canadian imports. As a result of these determinations, the USDOC issued a countervailing duty order on softwood lumber imports from Canada (except for lumber originating in the Atlantic Provinces) and required importers to make cash deposits of estimated countervailing duties in the amount of 18.79 percent on imports entering the U.S. on or after May 22, 2002. The USDOC also issued an antidumping duty order on softwood lumber imports from Canada from all provinces and required importers to make cash deposits averaging 8.43 percent on imports entering the U.S. on or after May 22, 2002. The antidumping cash deposit rate for imports from Tembec is 10.21 percent. Finding no "critical circumstances", the USDOC ordered the refund of cash deposits and the release of bonds for all imports that entered the U.S. prior to May 22, 2002.

      Tembec and other Canadian forest product companies, the Federal Government and Canadian provincial governments (the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final determinations made by the USITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The Canadian Interests have appealed the determinations of these administrative agencies to panels convened under the North American Free Trade Agreement ("NAFTA") and the World Trade Organization ("WTO"). A WTO Panel reviewing USDOC's preliminary countervailing duty determination ruled on September 27, 2002 that the cross-border comparison methodology that was essential to USDOC's affirmative countervailing duty findings was inconsistent with U.S. obligations under the WTO Agreement on Subsidies and Countervailing Measures. Six other appeals to NAFTA and WTO panels are pending. Tembec has served the U.S. Department of State with a notice of intent to file a claim against the U.S. under Chapter 11 of NAFTA seeking monetary damages for injury to Tembec's investments arising out of the antidumping and countervailing duty proceedings.

      The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the NAFTA or WTO panels. Should these appeals to the NAFTA or WTO panels not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on imports of Tembec's lumber will not be determined by the USDOC in administrative reviews of these orders until 2004.

      4.6   Risk Factors

      The following information is a summary only of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this Form.

      Adverse Industry Economic Conditions; Cyclical Nature of Business

      Tembec's financial performance is principally dependent on the selling prices of its products. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. The markets for pulp, lumber, newsprint and other forest products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic activity, inventory destocking by customers and other factors. Demand for pulp and forest products is also influenced to a significant degree by the global level of economic activity. Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec's products will not decline from current levels, or when such prices may increase or that Tembec will not decide to schedule market related production downtime in the near future. Any prolonged or severe weakness in the market for any of Tembec's principal products in the future will adversely affect Tembec's revenues, results of operations, cash flow, and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

      Leverage and Ability to Service Debt

      There is no assurance that Tembec's business will generate sufficient cash flow from operations in the future to service Tembec's debt and make necessary capital expenditures, in which case Tembec may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be effected, if at all, on satisfactory terms.

      The indentures governing Tembec's debt instruments contain numerous financial and operating covenants that will limit the discretion of management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of Tembec to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the indentures governing Tembec's debt instruments could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

      Adverse Consequences of Tembec Structure

      A significant part of Tembec's business activities and assets are operated or held by its Subsidiaries. As a result, Tembec's ability to meet its financial obligations is dependent upon the receipt of interest and principal payment on intercompany advances, management fees, cash dividends and other payments from its Subsidiaries. Tembec's Subsidiaries are parties to various agreements, principally loan agreements, that restrict the ability of the respective Subsidiaries to declare dividends or make advances or other payments to Tembec.

      Availability of Fiber and Changes in Stumpage Fees

      Tembec meets a significant portion of its timber requirements through government granted timber tenures with the provincial ministries of natural resources (each an "MNR"). In fiscal 2000, the Québec government partially reduced the amount of timber that can be harvested from the majority of tenures in the Province of Québec, including one of Tembec's tenures. There can be no assurance that Tembec's access to these tenures will continue to be renewed or extended on acceptable terms or that the amount of timber that is allowed to be harvested will not be decreased. MNRs charge companies stumpage fees for their harvesting activities carried out on Crown lands. Adjustments to these stumpage fees are, in part, tied to product price fluctuations. Over the last few years, in general, the MNRs have increased stumpage fees. There can be no assurance that changes to these fees would not adversely affect Tembec's operating costs.

      Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fiber and may increase the costs through the imposition of additional and more stringent rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec's business, financial condition and results of operations.

      Competition

      The lumber, pulp and newsprint industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since a majority of Tembec's lumber, pulp and newsprint production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with U.S., Latin American, Asian and Scandinavian producers. Variations in the exchange rate between the Canadian dollar and the U.S. dollar, and the Canadian dollar and local currencies in each of Tembec's export markets affect the relative cost position of Tembec's products when compared to its competitors outside of Canada. Many of Tembec's competitors have greater financial resources than Tembec and certain of the mills operated by its competitors may be lower cost producers than the mills operated by Tembec. Tembec's ability to compete in these markets is also dependent upon free access to markets, customer service, product type, product quality, manufacturing costs and currency exchange rates.

      Currency and Commodity Price Exposure

      A significant portion of Tembec's sales are conducted in international markets and priced in U.S. dollars. Significant fluctuations in relative currency values may affect Tembec's financial performance. Increases in the value of the Canadian dollar or the Euro relative to the U.S. dollar and increases in the value of the U.S. dollar relative to other currencies make Tembec less competitive and could have a material adverse effect on Tembec's business, financial conditions, results of operations and cash flows. In addition, to mitigate the impact of commodity price volatility on earnings, Tembec may purchase commodity price hedges (lumber, pulp or newsprint). There can be no assurance that such hedging will be successful in the future in materially reducing Tembec's exposure to exchange rate or commodity price fluctuations. Furthermore, Tembec's operations utilize a significant amount of energy, primarily electricity and natural gas. The price of natural gas can be volatile. Any increases in the costs of energy could have a material adverse effect on Tembec's business, financial condition and results of operations.

      Risks Associated with Acquisition Strategy

      Tembec has pursued a strategy of growth through acquisitions. While Tembec continues to evaluate strategic acquisition opportunities, there can be no assurance that Tembec will be able to make further acquisitions on acceptable terms, establish, maintain or increase the profitability of acquired businesses or integrate such businesses successfully into Tembec's operations. In addition, there can be no assurance that Tembec will be able to realize long-term cost savings or synergetic benefits from the acquisitions of such businesses. Future acquisitions may be financed by internally generated funds, bank borrowing, public offerings or private placements of equity or debt securities, or a combination of the foregoing.

      Labour Disruptions

      Approximately 75% of Tembec's work force is unionized. The maintenance of a productive and efficient labour environment cannot be assured. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a disruption of its operations or higher ongoing labour costs, which could have a material adverse effect of its business, financial condition, results of operations and cash flow.

      Capital Intensive Operations

      The production of lumber, pulp and newsprint is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec's various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec's business, financial condition and results of operations.

      Impact of Environmental Matters and the Government Regulations

      Tembec's operations are subject to a wide range of general and industry specific environmental, occupational health and safety, forestry, labor, tax and other laws and regulations. Environmental requirements under such laws and regulations relate to, inter alia, air emissions, wastewater discharges, waste management, landfill operations, forestry practices, and site remediation. Compliance with these laws and regulations is a significant factor in Tembec's business. Failure by Tembec to comply with applicable environmental laws and regulations, and the permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures. Tembec incurs, and expects to continue to incur, significant capital and operating expenditures in order to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec's business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec's available cash flow.

      Ability to Harvest Timber

      The forest products industry is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec's business, financial condition and results of operations.

      Trade Tariffs

      The definitive decisions regarding either the antidumping or countervailing duties issues may have a material adverse effect on Tembec's business, financial condition and results of operations. See Item 4.5.1 - Countervailing and Antidumping Duties.

      Aboriginal Land Claims

      Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. The courts have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict whether aboriginal land claims or other rights will affect Tembec's existing Crown tenures or Tembec's private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

      SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following is a summary of selected historical consolidated financial information of the Corporation (all figures are in millions of dollars):

Earnings ($ millions)	1998	1999	2000	2001	2002
Net Sales	1,422.9	1,672.5	2,320.8	2,657.4	2,976.8
Depreciation and amortization	109.6	119.3	145.7	202.9	225.7
Income taxes	59.4	36.9	108.7	24.2	(76.1)
Financial Position ($ millions)
Working capital(1)	427.4	457.2	461.8	826.8	592.7
Fixed assets - net	1,560.3	1,748.7	2,064.8	2,586.4	2,487.8
Long-term debt	1,070.8	1,150.3	1,170.6	1,984.4	1,942.0
Total assets	2,459.8	2,647.6	3,141.6	4,185.1	4,028.7
Shareholders equity	804.3	891.3	1,167.9	1,269.4	1,109.9
Dividends	-	127.5	-	-	-

      (1) Excluding cash and short term debt

      The indentures relating to the Corporation's Senior Notes (the "Indentures") prohibit the Corporation from declaring or paying any dividends unless, at the time of declaring and paying such dividend: (i) the Corporation is not in default under the Indentures (ii) after giving pro forma effect to the payment of the dividend, the dividend, together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by the Corporation after the date of the Indentures is less than the sum of (a) 50% of Tembec's cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by the Corporation after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of the Corporation.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management's Discussion and Analysis of Financial Condition and Results of operations is contained on pages 4 to 30 of the Annual Report, which are incorporated herein by reference.

      MARKET FOR SECURITIES OF THE CORPORATION

      There is no market for the Corporation's securities.

      DIRECTORS AND OFFICERS
      (1)

      8.1   INFORMATION CONCERNING DIRECTORS

      CLAUDE BOIVIN, Montréal, Québec. M. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Company since 1998 and serves as a member of its Corporate Governance , Audit and Human Resources Committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

      JAMES E. BRUMM, New York, New York. M. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Company since April 1999 and serves as a member of its Audit Committee, Pension Fund Advisory Committee and its Human Resources Committee. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 - 2002 and is a Director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia Law School, of the Steering Committee of the Rule of Law Council of the Lawyers Committee for Human Rights and a Vice President of

      (1) As at January 23, 2003

      the board of the Sanctuary for Families. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

      FRANK A. DOTTORI, O.C., Temiscaming, Québec. M. Dottori is the President and Chief Executive Officer of the Company, has been a director of the Company since 1995 and serves as a member of its Environmental Committee. Mr. Dottori is a former Chairman of the Canadian Pulp and Paper Association as well as of the Forest Engineering Research Institute of Canada and former Vice-Chairman of the Pulp and Paper Research Institute of Canada as well as former co-chair of the Forest Sector Advisory Committee to the Government of Canada. He is a director of Bell Nordiq Group Inc. and co-chair of the Free Trade Lumber Council.

      JACQUES J. GIASSON, Montréal, Québec. M. Giasson is the Chairman and Chief Executive Officer of Groulx-Robertson Ltd. and has been Chairman and a director of the Company since February 1999 and chairs its Corporate Governance and its Human Resources committees as well as serving as a member of its Audit, its Environmental and its Pension Fund Advisory committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, its Human Resources and its Environmental committees in addition to serving as a member of its Audit Committee. He is a former director of ABN Amro Bank of Canada and former Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and past director of the World Wildlife Fund Canada.

      PIERRE GOYETTE, Outremont, Québec. M. Goyette has been a director of the Company since February 1999 and chairs its Audit Committee as well as serving as a member of its Corporate Gouvernance Committee. Mr. Goyette is also a director of Groupe Alimentaire St-Hubert Inc, Avel-TECH Inc. and is Chairman of the Montreal World Film Festival.

      GORDON S. LACKENBAUER, Calgary, Alberta. M. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Company since February 1999 and serves as a member of its Corporate Governance Committee.

      BERNARD LAMARRE, O.C., O.Q. Montréal, Québec. M. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Company since February 1999 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal, and of FRE Composites Inc., a director of Université de Montréal, Leroux Steel Inc., Microcell Inc., Capital International CDPQ, and is Chairman of the Montreal Fine Arts Museum.

      MARY THERESA McLEOD, Toronto, Ontario. Ms. McLeod is a director of the Company since January 23, 2003 and serves as a member of its Audit Committee. She is the founder and president of McLeod Capital Corporation, a financial and regulatory consulting firm established in January 1997. Prior thereto, Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and chairs its Nominating and Corporate Governance committee. She is also a director of B Split Corp, Epcor Utilities Inc., Ontario Superbuild Corporation

      and Telco Split Corp. Ms. McLeod is a Chartered Financial Analyst and earned her B.A. from the University of Ottawa in 1972, and her MBA from the University of Western Ontario in 1976.

      The Hon. ROBERT K. RAE, O.C.,, P.C., Q.C. Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Company since February 1999, chairs its Pension Fund Advisory Committee and serves as a member of its Human Resources Committee. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One, Trojan Technology, and Niigon Technology and is the Chairman of Invesprint Corporation. He also serves as Chairman of the Forum of Federations, the Institute for Research in Public Policy , the Royal Conservatory of Music and the Toronto Symphony Orchestra. He is a director of the Canadian Ditchley Foundation, national spokesperson for the Leukemia Research Fund, a trustee of the University Health Network and also a member of the International Council of the Asia Society. He is also a member of the Internal Trade Disputes Panel.

      LUC ROSSIGNOL, Temiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of Tembec in January 2000.

      GUYLAINE SAUCIER, O.C., Montréal, Québec. Ms. Saucier has been a director of the Company since February 1999 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Boréal Insurance Company, Petro-Canada, Bank of Montreal and Nortel Networks. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation and former Chair of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

      FRANÇOIS TREMBLAY, Montréal, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of Tembec since February 1999 and serves as a member of its Environmental Committee. The directors of Tembec are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

      No director of Tembec holds voting securities of the Corporation or any of its Subsidiaries.

      Except as otherwise indicated, during the past five years, each of the directors of Tembec have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies.

      The board of directors of Tembec has established five standing committees: the Corporate Governance Committee, the Human Resources Committee, the Audit Committee, the Environmental Committee and the Pension Fund Advisory Committee. The Corporate Governance Committe is composed of Messrs. Claude Boivin, Jacques J. Giasson (Chairman), Pierre Goyette, Gordon S. Lackenbauer and Robert K. Rae. The Human Resources Committee is composed of Messrs. Claude Boivin, James E. Brumm, Jacques J. Giasson (Chairman) and Robert K. Rae. The Audit Committee is composed of Messrs. Claude Boivin, James E. Brumm, Pierre Goyette (Chairman), Jacques J. Giasson and Mesdames Guylaine Saucier and Mary Theresa McLeod. The Environmental Committee is composed of Messrs. Bernard Lamarre (Chairman), Frank A. Dottori, Jacques J. Giasson and François Tremblay. The Pension Fund Advisory Committee is composed of Messrs. James E. Brumm, Jacques Giasson, Robert K. Rae (Chairman) and Ms. Guylaine Saucier.

      8.2   INFORMATION CONCERNING NON-DIRECTOR OFFICERS Officers

Non-director officers	Office with Tembec	Municipality, Province of residence
Michel Dumas	Executive Vice President, Finance and Chief Financial Officer	North Bay, Ontario
Charles Gagnon	Vice President, Corporate Relations	Temiscaming, Québec
Thomas McAndrew Gale	Vice President, General Manager, Resin Group	Kirkland, Québec
Claude Imbeau	Vice President, General Counsel and Secretary	Montreal, Québec
Terrence P. Kavanagh	Executive Vice President, President, Pulp & Paper Group	Temiscaming, Québec
Gerry Kutney	Vice President and General Manager, Silvichemical Products Group	Temiscaming, Québec
Fred L. LeClair	Executive Vice-President, President Forest Products Group	Ottawa, Ontario
James Lopez	Executive Vice President, Forest Resources Management	North Bay, Ontario
Stephen J. Norris	Treasurer	Beaconsfield, Québec
Yves Ouellet	Vice-President, Human Resources	Temiscaming, Québec
Mahendra Patel	Vice President, Engineering and Purchasing	North Bay, Ontario
Jacques Rochon	Vice President, Information Technology	Temiscaming, Québec
Jacques Rocray	Vice President, Environment	Temiscaming, Québec
Jean-Louis Tétrault	Vice President, Administration and Legal Affairs	St-Bruno, Québec
Richard Tremblay	Corporate Controller	Temiscaming, Québec
Mel Zangwill	Senior Vice President, President, Paperboard Group	Montreal, Québec

      No non-director officer of Tembec holds voting securities of the Corporation or any of its Subsidiaries.

      During the past five years, each of the non-director officers of Tembec have been engaged in their present principal occupations or in other executive capacities of Tembec or with related or affiliated companies indicated opposite their name, except for Fred L. LeClair who, from

      January 3, 1999 to November 30, 1999 was Interim President of B.C. Packers Ltd., prior to January 10, 1998 was President and Chief Executive Officer of E.B. Eddy Forest Products Ltd.; and Thomas McAndrew Gale, who from October 1998 to December 2000 was Vice-President of Cafa Financial Corp., while concurrently acting as President and Chief Executive Officer of ARC Resins International Corp. from October 1998 to present.

      ADDITIONAL INFORMATION

      Additional information including directors' and officers' remuneration and indebtedness, principal holders of Tembec's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Annual Filing of Reporting Issuer on Form 28, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

      The Corporation will provide to any person, upon request to the Secretary of the Corporation:

            when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

              one copy of the Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Form,

              one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year, one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involves the election of directors or one copy of any annual filing, prepared instead of that information circular, as appropriate, and one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

            at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

  TEMBEC INDUSTRIES INC.

  ANNUAL REPORT 2002

  For the fiscal year ended September 28, 2002

  TABLE OF CONTENTS

SECTION 1 ....................................................................................................................	3
Management's Discussion and Analysis .......................................................................	4
Overview ...................................................................................................................	6
Cash Provided by Operations ....................................................................................	23
Acquisitions and Investments ......................................................................................	24
Financing Activities ....................................................................................................	25
Environment .............................................................................................................	27
Industrial Relations ....................................................................................................	28
Risk and Uncertainties ..............................................................................................	28
Outlook ....................................................................................................................	29

SECTION 2 ...................................................................................................................	31
Consolidated Financial Statements of .........................................................................	32
Auditors' Report .......................................................................................................	33
Consolidated Balance Sheets .....................................................................................	34
Consolidated Statements of Operations .....................................................................	35
Consolidated Statements of Retained Earnings ...........................................................	35
Consolidated Statements of Cash Flows ...................................................................	36
Consolidated Business Segment Information ..............................................................	37
Consolidated Geographic Segment Information ...........................................................	38
Notes to Consolidated Financial Statements ...............................................................	39

  SECTION 1

  TEMBEC INDUSTRIES INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS

  FOR THE FISCAL YEAR ENDED SEPTEMBER 28, 2002

  The Management's Discussion and Analysis (MD & A) section provides a review of the significant developments and issues that influenced Tembec Industries Inc.'s financial performance during the fiscal year ended September 28, 2002 as compared to the fiscal year ended September 29, 2001. All references to quarterly or Company information relate to Tembec Inc.'s fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization, unusual items and minority interests.

  The MD& A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's continuous disclosure filings.

  Throughout the MD &A, "Tembec" or "Company" means Tembec Industries Inc. and its consolidated subsidiaries and investments. "AV Cell" refers to the Company's 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. "Marathon" refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. "Temlam" refers to the Company's 50% participation in Temlam Inc., which operates a laminated veneer lumber (LVL) plant in Ville Marie, Quebec and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Quebec. "Temrex" refers to the Company's 50% participation in Produits Forestiers Temrex Limited Partnership, which operates two sawmills in the Gaspé region of Québec. These investments are accounted for by the proportionate consolidation method.

  Tembec's operations consist of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. On September 28, 2002 Tembec had approximately 9,500 employees and operated manufacturing facilities in New Brunswick, Quebec, Ontario, Manitoba, British Columbia, the state of Louisiana and in Southern France. Principal facilities are described in each of the reportable business segments

  In October 2000, the Company acquired two pulp mills from the LaRochette Group. Both mills are located in Southern France. The Tarascon mill produces softwood kraft pulp and the St-Gaudens pulp mill produces hardwood kraft pulp. The financial results of both mills have been consolidated for the last 11 months of fiscal 2001 and for all 12 months of fiscal 2002.

  In late December 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation (ARC), a formaldehyde and resin adhesives producer with manufacturing facilities located in Longueuil, Quebec. The financial results of ARC have been consolidated for the last nine months of fiscal 2001 and for all 12 months of fiscal 2002.

  In March 2001, the Company acquired a 50% interest in Excel Forest Products Limited (Excel), which operates a Spruce, Pine, Fir (SPF) sawmill in Opasatika, Ontario. The Company also obtained an option to purchase the remaining 50%. Since the Company assumed effective control of Excel, its financial results have been fully consolidated in the Company's financial statements for the last six months of fiscal 2001 and for all 12 months of fiscal 2002.

  In June 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc., which operates a hardwood flooring pre-finishing plant in Toronto, Ontario. The financial results have been fully consolidated for the last three months of fiscal 2001 and for all 12 months of fiscal 2002.

  In June 2001, the Company purchased the assets of the St. Francisville, Louisiana paper mill (St. Francisville) from Crown Paper Co. The facility produces coated papers, bleached board and specialty kraft papers. The financial results of St. Francisville have been fully consolidated for the last three months of fiscal 2001 and for all 12 months of fiscal 2002.

  In August 2001, the Company formed the Temlam 50/50 joint venture to develop the engineered wood business. As part of the transaction, the Company sold its laminated veneer lumber (LVL) facility located in Ville Marie, Quebec to Temlam Inc. The joint venture then purchased the assets of Jager Building Systems (Jager), which included wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Quebec and a metal stamping plant in Bolton, Ontario. The financial results of the LVL facility have been fully consolidated for the first ten months of fiscal 2001. Temlam has been proportionally consolidated for the last two months of fiscal 2001 and for all 12 months of fiscal 2002.

  On November 5, 2001, the Company purchased the shares of Davidson Industries Inc., which operates a hardwood sawmill and a pine sawmill in Davidson, Québec and a pine sawmill in Woodsville, New Hampshire. The financial results have been fully consolidated in the Company's financial statements for all 12 months of fiscal 2002.

  On April 5, 2002, the Company formed the Temrex 50/50 joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. As part of the transaction, the Company sold its sawmill located in Nouvelle, Québec to Temrex. The joint venture also purchased the St. Alphonse sawmill from the other partner. The financial results of the Nouvelle sawmill facility have been fully consolidated for all of fiscal 2001 and the first six months of fiscal 2002. Temrex has been proportionally consolidated for the last six months of fiscal 2002.

  Details of these transactions are outlined in the "Acquisitions and Investments" section of the MD&A.

  OVERVIEW

  Financial Summary
$ millions	1999	2000	2001	2002
Consolidated Gross Sales	1,883.5	2,598.1	2,990.8	3,391.0
Net Sales	1,672.5	2,320.8	2,657.4	2,976.8
EBITDA	362.5	555.0	473.4	275.7
EBITDA margin	21.7%	23.9%	17.8%	9.3%
Net earnings (loss)	25.3	209.1	75.5	(159.5)
Identifiable Assets (excluding cash)	2,487.5	3,028.5	3,919.5	3,878.9

  The increase in consolidated gross sales of $400.2 million in 2002 was due to increased shipment volumes in all of the Company's business segments. The increase would have been even greater if not for the drop in selling prices experienced in two of our major business segments, Pulp and Paper.

  EBITDA margins declined below 10% for the first time since 1993. Fiscal 2002 represented the first time that the Company has simultaneously experienced weak pricing and margins in its three major segments, Forest Products, Pulp and Paper.

  In March 2002, the Company issued US$350.0 million of 7.75% Senior Notes due 2012. The Company used approximately US$271.1 million of the net proceeds to call US$250.0 million 9.875% Senior Notes due 2005, including a call premium of 3.292% and accrued interest from the last interest payment date. The early redemption of the 9.875% Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

  During the last quarter of fiscal 2002, the Company incurred a non-recurring unusual charge of $7.8 million relating to costs associated with the modernization of its sawmills in Northern Ontario. The charge includes $6.1 million relating to the write down of fixed assets removed from service and $1.7 million for early retirement and employee reduction programs. The net after-tax impact of these charges was $5.3 million.

  The total pre-tax impact of these two unusual items in fiscal 2002 was $59.4 million. They increased the annual net loss by $45.3 million. There were no unusual items in the prior year.

  On October 1st, 2000, the Company adopted the new accounting standards relating to income taxes and employee future benefits, as required under Canadian Generally Accepted Accounting Principles. The Company increased future income taxes by $11.9 million and reduced retained earnings by the same amount to recognize the cumulative effect of the new income tax accounting standards. On the same date the Company recorded an after-tax charge to retained earnings of $32.6 million to recognize the change in the Company's obligation for employee future benefits under the new accounting standards. The change was applied retroactively without restating the financial statements of prior periods. In accordance with the new accounting standard relating to income taxes, the fiscal 2001 income tax expense was reduced by $16.3 million as a result of a decrease in future income tax liabilities due to a reduction in enacted provincial tax rates.

  For the year ended September 28, 2002, the Company generated a net loss before unusual items of $114.2 million compared to net income of $75.5 million in fiscal 2001. As noted above, reduced earnings in the pulp and paper segments accounted for the decline in overall profitability. Including the aforementioned unusual items, the total year net loss was $159.5 million.

Sales $ millions	2001	2002	Total Variance	Price Variance	Volume Variance
Forest Products	951.1	1,139.3	188.2	47.6	140.6
Pulp	1,276.3	1,301.7	25.4	(173.7)	199.1
Paper	701.5	876.1	174.6	(123.6)	298.2
Paperboard	193.4	201.7	8.3	(6.7)	15.0
Chemicals & Other	112.0	128.6	16.6	(1.1)	17.7
Total Sales	3,234.3	3,647.4	413.1	(257.5)	670.6
Internal Sales	(243.5)	(256.4)
Consolidated Gross Sales	2,990.8	3,391.0

  Consolidated gross sales increased by 13% over the prior year, the 12th consecutive year of annual sales increases. The increase was driven by additional volumes in all the Company's reportable segments. The higher shipment volumes resulted primarily from acquisitions made in the prior year but for which fiscal 2002 represents the first full year of ownership. The increase would have been significantly greater if not for lower prices in the areas of pulp and paper. During the year, average selling prices were assisted by a slightly weaker Canadian dollar. The average exchange rate was $0.636 in 2002 versus $0.651 in 2001. In terms of geographical distribution the U.S. remained the Company's principal market with 50% of consolidated sales in fiscal 2002, up from 48% in the prior year. Canadian sales represented 19% of consolidated sales a small decrease from 20% in the prior year. Sales outside of the U.S. and Canada represented the remaining 31% in fiscal 2002, down from 32% in the prior year.

  Forest Products segment total sales increased by 188.2 million because of higher volumes of Specialty and Engineered Wood combined with higher SPF lumber prices.

  The Pulp segment volumes were significantly higher in fiscal 2002 as the Company's ten mills took virtually no market related downtime, a significant change from 2001 when operations took 161,500 tonnes of market related downtime. However, lower prices offset most of the increase as the Company experienced a more difficult pricing environment for all of its grades of pulp.

  Sales for the Paper segment reached a record high $876.1 million, an increase of $174.6 million over 2001. Coated and specialty paper sales volumes increased substantially with the consolidation of the
  St. Francisville paper mill for all fiscal 2002 as opposed to only 3 months in the prior year. This was partially offset by lower selling prices for all grades of paper.

  Internal sales are primarily related to wood chips supplied by the Forest Products segment to the Company's pulp and paper facilities. In addition, the Pulp group supplies high yield and kraft pulps to the Paperboard operation and smaller quantities to other mills.

EBITDA $ millions	1999	2000	2001	2002
Forest Products	126.6	89.6	46.2	70.8
Pulp	74.7	329.9	209.8	96.4
Paper	134.8	117.2	198.6	72.1
Paperboard	19.7	10.4	8.1	21.5
Chemicals & Other	6.7	7.9	10.7	14.9
	362.5	555.0	473.4	275.7

  Forest Products EBITDA increased by $24.6 million. Higher prices for SPF lumber were partially offset by higher manufacturing costs and an increase in the amount of duty charges relating to softwood lumber shipments to the U.S. Despite the improvement, Forest Products segment margins remained weak at 8.5%, well below the 14% average of the last 5 years. The Pulp group experienced a $113.4 million decline in EBITDA. Fiscal 2002 effectively represented a trough pricing year, with margins declining to 8.8%, well below the five year average of 18.4%. Our third major business segment, Paper, saw EBITDA decline by $126.5 million, as a result of significantly lower newsprint and coated paper prices. Fiscal 2002 will likely turn out to be a trough pricing year for this business segment as well, with margins dropping below 10%, as compared to a five year average of 28.4%.

  Depreciation and amortization increased by $22.8 million. The acquisition of the St. Francisville paper mill accounted for $21.7 million of the increase. The balance is due to other smaller acquisitions and new fixed assets put in service.
INTEREST, FOREIGN EXCHANGE AND OTHER $ millions	2001	2002
Interest on indebtedness	133.3	166.5
Premium paid on early redemption of debt	-	2.4
Interest income	(8.4)	(7.1)
Investment income	(9.7)	-
Capitalized interest	(7.4)	(0.5)
Amortization of deferred financing costs	6.9	6.6
Foreign Exchange:
Contract losses	57.6	53.8
Gain on restatement of non-C$ monetary assets	(12.4)	(1.3)
Gain on consolidation of foreign integrated subsidiaries	(2.7)	(5.9)
Amortization of deferred exchange losses	10.2	11.2
Gain on newsprint commodity contracts & lumber futures	(1.4)	(4.5)
Bank charges and other items	5.3	4.6
	171.3	225.8

  Interest on indebtedness increased by $33.2 million over fiscal 2001. During fiscal 2001, the Company issued U.S. $500 million of 8.5% Senior Notes to fund the majority of its acquisitions. Since the notes were outstanding for only part of the year, the full impact of the increased interest expense was only felt in fiscal 2002. Average total debt was $430.4 million higher in fiscal 2002 versus the prior year.

  During fiscal 2001, the Company realized a net gain of $9.7 million on the purchase and sale of shares of a Canadian publicly traded forest products company. The shares had been acquired as a "toe hold" and the Company had retained advisors to assist with the potential acquisition. Ultimately, the Company was not successful in acquiring the company and the shares were sold.

  During fiscal 2002, the Company capitalized only $0.5 million of interest expense, down from
  $7.4 million in 2001. In the prior year, the Company completed several large capital projects. In 2002, capital expenditures on large projects were significantly reduced in line with the Company's objective of maintaining high liquidity and limiting capital expenditures during difficult market conditions.

  Foreign exchange contract losses decreased by $3.8 million in 2002. Although the continued weakness of the Canadian dollar versus the U.S. dollar had a negative impact, the strengthening Euro vis-à-vis the U.S. dollar more than offsets this. Our Euro/U.S. dollar program generated a gain of $14.5 million in fiscal 2002, up from $6.7 million in the prior year. Details of our currency hedging program are noted in the "Risks and Uncertainties" section of the MD&A. The Company's current contract position is outlined in Note 19 of the audited consolidated financial statements.

  The restatement of non Canadian dollar monetary assets, primarily U.S. dollar trade receivables, reduced 2001 financing expense by $12.4 million as the Canadian dollar ended the year down 5% versus the U.S. dollar. In fiscal 2002, the gain was considerably less as the Canadian dollar ended the year at approximately the same level from which it started.

FOREST PRODUCTS $ millions	1999	2000	2001	2002
Total Gross Sales Consolidated Gross Sales Net Sales	755.8 641.6 575.1	918.3 797.8 711.8	951.1 795.3 684.8	1,139.3 966.5 831.8
EBITDA	126.6	89.6	46.2	70.8
EBITDA margin	22.0%	12.6%	6.7%	8.5%
Identifiable Assets (excluding cash)	617.7	656.2	735.3	752.4

  The Forest Products segment is divided into two main areas of activity: Forest resource management and manufacturing operations.

  The Forest Resources Management group is responsible for managing all of the Company's Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for all of the manufacturing units. The group is also responsible for third party timber purchases, which are required to supplement total requirements. The group's main objective is the optimization of the flow of timber into various manufacturing units. As approximately 80% of the Company's forest activity in Canada is conducted on Crown Lands, the Forest Resources Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2002, the Company harvested and delivered 6.0 million cubic meters of timber on Crown Land versus 5.2 million cubic meters in 2001. Additional supply of approximately 1.6 million cubic meters was secured mainly through purchases and exchanges with third parties, compared to the 1.9 million cubic meters in the prior year.

  The Forest Products group includes operations located in Quebec, Ontario, Alberta, British Columbia and New Hampshire. The group focuses on three main product areas: SPF Lumber and Panels, Specialty Wood and Engineered Wood. The following table summarizes the normal operating levels of each facility by main area of activity and specific product:

SPF Lumber & Panels	Mfbm
Stud Lumber - Taschereau / LaSarre , QC (1)	180,000
Random Lumber - Bearn, QC	110,000
Random Lumber - Nouvelle, QC (2)	45,000
Random Lumber - St. Alphonse, QC (2)	35,000
Stud Lumber - Kirkland Lake, ON	65,000
Random Lumber - Timmins, ON	145,000
Stud Lumber - Cochrane, ON	135,000
Stud Lumber - Kapuskasing, ON	100,000
Random Lumber - Opasatika, ON	80,000
Random Lumber - Hearst, ON	135,000
Random Lumber - Elko, BC	160,000
Random Lumber - Canal Flats, BC	130,000
Finger Joint Lumber - Cranbrook, BC	50,000
Random Lumber - Cranbrook, BC (3)	__n/a__

1,370,000

Million Ft2 (1/16" basis)

OSB - Saint Georges, QC	1,700

Specialty Wood	Mfbm

Pine and Hardwood Lumber - Davidson, QC	60,000
Pine Lumber - Woodsville, NH	30,000
Pine and Hardwood Lumber - Mattawa, ON	30,000
Pine and Hardwood Lumber - Temiscaming, QC	15,000
Hardwood Lumber - Huntsville, ON	18,000
Hardwood Flooring - Huntsville, ON	18,000
Pre-Finished Hardwood Flooring - Toronto, ON	10,000
Remanufactured Lumber - Brantford, ON	100,000
281,000

Engineered Wood	Thousand Ft3

LVL - Ville Marie, QC (4)	450

Mfbm
Engineered Finger Joint Lumber - La Sarre, QC	50,000

Thousand Linear Ft
Wood I-Beam - Blainville, QC (4)	5,000
Wood I-Beam - Bolton, ON (4)	22,500
Wood I-Beam - Calgary, AB (4)	12,000
39,500

Million Lbs
Metal Plates and Webs - Bolton, ON (4)	22.0

  (1)   Sites are operated as a combined entity.
  (2)   Volumes reflect 50% of the actual plant capacity as the unit is part of the Temrex joint venture.
  (3)   Dries and planes lumber sawn at the Elko and Canal Flats sawmills.
  (4)   Volumes reflect 50% of the actual plant capacity as the unit is part of the Temlam joint venture.

  The segment is dominated by SPF lumber, which represented 63% of building material sales in fiscal 2002, down from 70% in the prior year. In March 2001, the Company acquired a random length SPF sawmill in Opasatika, Ontario (Excel Forest Products). Group 2002 sales include $30.5 million from this facility as compared to $16.3 million during the last 6 months of the prior year.

  Specialty Wood sales also increased due to acquisitions. Hardwood and pine lumber sales increased by $65.0 million over the prior year as a result of the acquisition of the two Davidson sawmills. The acquisition in June 2001 of a hardwood flooring pre-finishing plant in Toronto, Ontario increased by $18.8 million over the prior year. Overall, Specialty Wood represented 24% of building material sales in fiscal 2002, up from 18% in the prior year.

  The Engineered Wood business changed significantly with Temlam's acquisition of Jager Building Systems in August 2001. Sales of Wood I-Beams and Rim Joists increased by $26.9 million as the Company proportionately consolidated 50% of Jager for all of fiscal 2002 versus only 2 months in the prior year. Engineered Wood represented 7% of building material sales in fiscal 2002, up from 5% in 2001.

  In addition to the above, the Forest Products group produced and shipped approximately 2.1 million tonnes of wood chips in fiscal 2002, 84% of which were directed to the Company's pulp and paper operations. In 2001, the group produced 1.8 million tonnes and also shipped 84% of this volume to the pulp and paper mills. The internal transfer price of wood chips is set annually based on current and expected market transaction prices.

  Total gross sales for this segment reached a new record high of $1,139.3 million, an increase of $188.2 million over the prior year. Sales of building materials increased by $142.4 million, driven primarily by higher volumes of Specialty and Engineered Wood combined with better SPF lumber prices. The balance of the increase was due to higher volumes and selling prices for wood chips and logs, which are primarily internal sales. Overall, the Forest Products segment generated 29% of total Company consolidated gross sales, up from 27% in the prior year. As was the case in 2001, virtually all sales occurred in North America.

	Sales ($ millions)		Shipments (000 units)		Selling Prices ($ / unit)
	2001	2002	2001	2002	2001	2002
SPF Lumber & Panels
SPF Lumber (Mfbm) (1) (2) (3)	514.9	551.9	1,233.3	1,206.9	418	457
OSB (Msf - 1/16")	55.4	54.1	1,564.0	1,547.6	35	35
	570.3	606.0
Specialty Wood
Hardwood and Pine (Mfbm) (4)	41.8	106.6	50.7	125.8	749	847
Hardwood Flooring (Mfbm) (5)	41.7	67.7	14.0	21.5	2,967	3,149
Remanufactured Lumber (Mfbm)	46.3	37.8	91.2	84.8	502	446
	129.8	212.1
Engineered Wood
LVL (cubic feet) (6)	16.9	13.2	759.3	555.0	22	24
Eng. Finger Joint Lumber (Mfbm)	11.8	4.7	21.5	9.1	549	516
Wood I-Beams and Rim Joists (Linear Ft)(7)	4.9	31.4	3,380	21,579	1.45	1.46
Metal Plates & Webs (7)	1.6	8.3	1,860	9,593	0.86	0.86
	35.2	57.6
Total Building Materials	735.3	875.7
Wood chip & other sales	215.8	263.6

Total Sales	951.1	1,139.3
Internal wood chip & other sales	(155.8)	(172.8)

Consolidated Gross Sales	795.3	966.5

   (1)   Includes Opasatika, ON sawmill for the last six months of fiscal 2001 and all of fiscal 2002.
  (2)   Includes 100% of Nouvelle, QC sawmill for all of fiscal 2001 and first six months of fiscal 2002. 50% thereafter.
  (3)   Includes 50% of the St. Alphonse, QC sawmill for the last six months of fiscal 2002.
  (4)   Includes Davidson, QC and Woodsville, NH sawmills for all of fiscal 2002.
  (5)   Includes hardwood flooring pre-finishing plant for last three months of fiscal 2001 and all of fiscal 2002.
  (6)   Includes 100% Ville Marie, QC LVL plant for the first ten months of fiscal 2001 and 50% thereafter.
  (7)   Includes 50% of Jager Building Systems for the last two months of fiscal 2001 and all of fiscal 2002.

  Markets

  The benchmark random length Western SPF lumber net price averaged US$243 per Mfbm in 2002, a small decrease from US$245 per Mfbm in 2001. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased slightly from US$338 per Mfbm to US$339 per Mfbm in 2002. The Company considers these to be relatively low levels, approximately US$25 to US$30 below normal trendline prices for lumber. This weak pricing does not correlate with the favourable interest rate environment currently being experienced in North America and the strong lumber demand as evidenced by U.S. annual housing starts in excess of 1.6 million units. It is the Company's view that the current lumber trade dispute between Canadian and U.S. producers is undercutting normal market forces.

  It has now been 18 months since the five year Canada / U.S. Softwood Lumber Agreement (SLA) expired on April 1, 2001. However, the market distortion that it caused and resulting additional capacity which it fostered remain with us. On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber to the U.S. were filed with the U.S. Department of Commerce (USDOC) and the U.S. International Trade Commission (USITC) by certain U.S.

  industry and trade groups. In August 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding rate of 19.31% on Canadian softwood lumber shipped to the U.S. after August 16, 2001. During fiscal 2001, the Company accrued a total of $10.8 million for countervailing duty for the period from August 17 to September 29, 2001. There was no antidumping duty in fiscal 2001.

  The preliminary countervailing duty continued in fiscal 2002 as the Company accrued a further $11.0 million on lumber shipments to the U.S. from September 30 to December 15, 2001. Preliminary countervailing duty effectively expired on the latter date. In addition, on October 31, 2001, the USDOC made a preliminary antidumping determination imposing a bonding requirement at the rate of 10.76% on the Company's shipments of Canadian softwood lumber to the U.S. The aforementioned average rate was assigned specifically to the Company based on the USDOC review of our actual historical shipments to the U.S. During the first half of fiscal 2002, the Company accrued a total of $9.7 million relating to shipments to the U.S. between November 6, 2001 and March 30, 2002.

  On March 22, 2002, the USDOC announced its final determination in the countervailing and antidumping investigations. The countervailing rate was adjusted from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The Company's antidumping rate was adjusted from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors.

  On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit the $21.8 million of accrued preliminary countervailing duty and the $9.7 million of accrued preliminary antidumping duty. In the June quarter, the Company reversed accruals totalling $31.5 million relating to the above items. The bonds posted to cover the liability were also cancelled.

  The finding of threat of injury by USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing and antidumping duties on a going forward basis. Effective May 22, 2002, the Company's softwood lumber exports to the U.S. have been subject to a countervailing duty cash deposit rate of 18.79% and an antidumping cash deposit rate of 10.21%. To the end of fiscal 2002, the Company incurred a charge of $18.2 million relating to countervailing duty deposits and a charge of $10.1 million relating to antidumping duty deposits for lumber shipped to the U.S. between May 22, 2002 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable estimated duties.

  Overall, the net impact of duties in fiscal 2002 was a charge of $17.5 million, up from $10.8 million in the prior year. The expense for countervailing and antidumping duties is recorded as sales deductions in the Company's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information. Additional details are outlined in Note 13 of the audited financial statements.

  Operations

  The volume of SPF lumber sold decreased by 2% compared to 2001. In light of the ongoing trade issues with the U.S., the Company is taking the necessary steps to proactively manage its product mix to minimize the impact of lumber export duties. Concurrently, the Company continued with its program to improve the value mix of the products its manufactures and sells. These efforts, combined with certain sawmill process improvements are the primary reason that the average price of the Company's SPF lumber shipments increased by $39 per mfbm over the prior year, whereas the benchmark grades did not increase. However, this improvement was not achieved without some pain, as the average cash cost of SPF lumber increased $10 per Mfbm.

  Overall, EBITDA increased by $24.6 million. The higher SPF revenues were partially offset by higher SPF costs and the $6.7 million increase in lumber export duties noted previously. The Forest Products segment generated approximately 26% of total Company EBITDA in fiscal 2002, up from 10% in the prior year.

PULP $ millions	1999	2000	2001	2002
Total Gross Sales Consolidated Gross Sales Net Sales	622.7 562.6 492.9	1,157.1 1,073.8 966.2	1,276.3 1,202.9 1,084.4	1,301.7 1,228.2 1,091.1
EBITDA	74.7	329.9	209.8	96.4
EBITDA margin	15.2%	34.1%	19.3%	8.8%
Identifiable Assets (excluding cash)	989.8	1,328.7	1,599.8	1,600.7

  The Pulp group consists of ten market pulp manufacturing facilities operating at nine sites. The facilities are divided into two main types. Paper pulp mills produce softwood kraft, hardwood kraft and high yield pulps. Specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Eight of the pulp mills are wholly-owned and the Company has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Company's financial and statistical data include only its proportionate share of these two mills. The Company does however have responsibility for marketing the entire output of the two joint ventures. The Company's partner in the AvCell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. On October 7, 2002, the Company acquired the assets of the Chetwynd high yield pulp mill for the nominal sum of $1. The mill, located in northern British Columbia, has been idle since April 2001. The Company intends to spend approximately $20 million in process and equipment modifications and expects to restart the mill in early calendar 2003. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps	Tonnes

Softwood Kraft - Skookumchuck, BC	270,000
Softwood Kraft - Smooth Rock Falls, ON	210,000
Softwood Kraft - Marathon, ON (50% of current annual capacity)	92,500
Softwood Kraft - Tarascon, France	260,000
Hardwood Kraft - St-Gaudens, France	300,000
Hardwood High Yield - Temiscaming, QC	285,000
Hardwood High Yield - Matane, QC	215,000
Hardwood High Yield - Chetwynd, BC	215,000
1,847,500

Specialty Pulps

Specialty Cellulose - Temiscaming, QC	165,000
Fluff - Tartas, France	160,000
Dissolving - Atholville, NB (50% of current annual capacity)	55,000
380,000

Total Pulp	2,227,500

  Additional mills were added in fiscal 2001, with the purchase of the Tarascon and St-Gaudens kraft pulp mills in France. It is anticipated that the recently acquired Chetwynd high yield pulp will produce approximately 90,000 tonnes during fiscal 2003.

  Total sales for the Pulp group reached a record high of $1,301.7 million, an increase of $25.4 million over the prior year. The increase would have been significantly higher if not for the drop in selling prices. The Company experienced lower prices in all grades of pulp, reducing revenues by $173.7 million. Total volume shipped more than offset this decline as the Company sold an additional 309,900 tonnes of pulp in fiscal 2002, up 19% from the prior year. After eliminating internal sales, the pulp group generated 36% of consolidated gross sales, a decrease from 40% in the prior year.

  Markets

  The Pulp segment is more "global" than the other business groups within Tembec. In 2002, 78% of consolidated gross sales were generated outside of Canada and the United States, compared to 73% in 2001. The Company markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada; Signy/Nyon, Switzerland; Beijing, China; Seoul, South Korea and Tokyo, Japan. The Company's sales force also markets pulp produced by third parties. In fiscal 2002, agency pulp sales totalled 8,500 tonnes compared to 147,500 tonnes in 2001. The weaker market conditions led to a production curtailment for our largest third party producer.

  Year over year, average selling prices declined by $117 per tonne continuing the downward trend which started in 2001, when average prices dropped $88 per tonne. The benchmark NBSK pulp price (delivered U.S.) stood at US$710 per tonne at the beginning of fiscal 2001. We then experienced a gradual 18-month decline culminating in published trough pricing of US$460 per tonne in April 2002, a level not seen since March 1996. The only positive element during the period was that producers exercised more production discipline, keeping North American and Scandinavian (Norscan) inventories in the 1.5 million tonne range. In the previous 1996 trough period, inventories had reached nearly 2.6 million tonnes. In last year's MD&A, we had expressed a view that we might see a relatively quick recovery in pulp demand and pricing during fiscal 2002. As the year unfolded, demand did improve allowing our mills to essentially run full. However, pricing has been slower to recover, with the benchmark NBSK grade increasing to US$510 per tonne in the last quarter of fiscal 2002. Another recent, positive development is the strengthening of the Euro vis-à-vis the US dollar, reducing the effective cost for European purchasers of market pulp.

	Sales ($ millions)		Shipments (000 tonnes)		Selling Prices ($ / tonne)
	2001	2002	2001	2002	2001	2002
Paper Pulps
Softwood Kraft (1)	502.5	511.0	632.4	766.7	794	666
Hardwood Kraft (2)	183.6	184.1	269.7	293.5	681	627
High Yield Specialty Pulps	237.1 346.5	283.5 314.4	360.4 337.0	496.9 352.3	658 1,028	571 892
Total Pulp Sales	1,269.7	1,293.0	1,599.5	1,909.4	794	677
Other Sales	6.6	8.7
Total Sales	1,276.3	1,301.7
Internal Sales	(73.4)	(73.5)

Consolidated Gross Sales	1,202.9	1,228.2

  (1) Includes Tarascon for the last 11 months of fiscal 2001 and all of fiscal 2002.
  (2) Includes St-Gaudens for the last 11 months of fiscal 2001 and all of fiscal 2002.

  Operations

  Total shipments in fiscal 2002 increased by 309,900 tonnes over the prior year. Paper pulp volume increased by 294,600 tonnes. The Tarascon and St. Gaudens paper pulp mills were only consolidated for 11 months in the prior year. As a result, shipments in 2002 were higher by 65,800 tonnes. The bulk of the increase results primarily from higher operating efficiencies. In fiscal 2001, the Pulp group undertook 161,500 tonnes of market related downtime compared to only 4,100 tonnes in all of fiscal 2002. The higher efficiencies also helped the group reduce its average delivered cash cost by approximately $30 per tonne over the prior year.

  Despite the reduced amount of downtime taken in fiscal 2002, the Company remained mindful of allowing its inventories to increase beyond normal levels. Total consolidated pulp inventories at September 28, 2002 were 148,700 tonnes, representing approximately 25 days of production. This represents a small increase over 2001 when we ended the year with 126,600 tonnes or 22 days of production in inventory.

  Total 2002 shipments of 1,909,400 tonnes include 56,200 tonnes of Temcell® high yield and 40,900 tonnes of softwood kraft consumed by the Company's paperboard operations as compared to 56,200 tonnes and 37,800 respectively in the prior year. As well, 15,700 tonnes of pulp were consumed internally by various other pulp and paper operations, up from 8,900 tonnes in 2001. In all, internal pulp consumption represented approximately 6% of total shipments, unchanged from the prior year.

  The seven North American pulp mills consumed approximately 2.1 million bone dry tonnes of wood chips in fiscal 2002, up from 1.9 million tonnes in the prior year. Of this amount, approximately 49% were supplied by the Forest Products group. This represents a small decrease over the prior year when 52% were supplied internally. The remaining requirements were purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France consumed 1.5 million bone dry tonnes of wood chips in fiscal 2002, up from 1.4 million bone dry tonnes in 2001. The fibre is sourced from many private landowners.

  Overall, lower manufacturing costs were only able to partially offset the significant decline in average selling prices. EBITDA declined by $113.4 million and EBITDA margins dropped from 19.3% to 8.8%. As a result, the Pulp Group generated 35% of total Company EBITDA, down from 44% in the prior year.

PAPER $ millions	1999	2000	2001	2002
Consolidated Gross Sales Net Sales	447.6 403.6	482.4 435.8	701.5 638.6	876.1 777.8
EBITDA	134.8	117.2	198.6	72.1
EBITDA margin	33.4%	26.9%	31.1%	9.3%
Identifiable Assets (excluding cash)	526.6	644.5	1,052.0	1,028.2

  The Paper segment currently includes four paper manufacturing facilities with a total of 12 paper machines. The Spruce Falls mill located in Kapuskasing, Ontario produces newsprint and uncoated groundwood (UCGW) papers. The Pine Falls, Manitoba mill produces newsprint. The facility located in St. Raymond, Québec produces machine finished coated paper (MFC) and high brightness UCGW papers. In June 2001, the Company acquired a paper mill in St. Francisville, Louisiana. The facility produces coated and specialty papers. The following table summarizes the products and current annual capacity of each facility by main type:

Newsprint & Uncoated Groundwood Papers	Tonnes

Newsprint - Kapuskasing, ON	400,000
Newsprint - Pine Falls, MB	180,000
High-Brite - St. Raymond, QC	23,000
603,000

Coated Papers

Coated No 4 and 5 - St. Francisville, LA	280,000
Machine Finished Coated - St. Raymond, QC	44,000
324,000

Specialty Papers

Uncoated Bleached Board - St. Francisville, LA	80,000
Specialty Kraft Paper - St. Francisville, LA	27,000
107,000
________
Total Paper	1,034,000

  Although the above table shows all capacities in "metric" tonnes, coated paper and certain specialty papers are sold primarily in short tons.

  Sales for the segment reached a record high $876.1 million, an increase of $174.6 million over 2001. The consolidation of the St. Francisville paper mill for all of fiscal 2002 as apposed to only 3 months in the prior year added $289.8 million to sales. Lower selling prices for newsprint and UCGW papers reduced the group's sales by $106.6 million. Overall, the Paper group generated 26% of consolidated sales, up from 23% in the prior year.

  Markets

  The focus of the Paper business is North America, which accounted for 97% of sales in 2002 up from 96% in 2001. The U.S. alone accounted for 86% of sales. Newsprint and UCGW prices averaged $183 per tonne less in 2002 versus the prior year. During the last six months of fiscal 2001, the benchmark newsprint price (48.8 gram - East Coast) had declined from US$625 per tonne to US$550 per tonne. This downward trend continued in fiscal 2002, eventually troughing at US$435 per tonne in July 2002, a level not seen since April 1994. Coated papers followed a similar trend. The benchmark grade (No 5 - 40 lb) decreased from US$880 per short ton in November 2000 to US$665 by September 2002, a level not seen in more than a decade.

	Total sales ($ millions)		Shipments (000 tonnes)		Selling Price ($/tonne)
	2001	2002	2001	2002	2001	2002
Newsprint and UCGW	524.8	424.8	587.3	597.4	894	711
Coated Papers (1)	142.5	321.8	108.7	270.1	1,311	1,191
Specialty Papers (1)	34.2	129.5	25.6	99.6	1,336	1,300
Consolidated Gross Sales	701.5	876.1

  (1) Includes St. Francisville for the last three months of fiscal 2001 and all of fiscal 2002.

  Operations

  For the year ended September 28, 2002, the newsprint and UCGW paper mill, located in Kapuskasing, Ontario, sold a record 400,300 tonnes of paper up from 393,100 tonnes in 2001. The Pine Falls newsprint mill also performed very well. In March 2001, a new $120 million thermomechanical pulp (TMP) line was completed and successfully started up. The average cash costs at the mill were $60 per tonne lower than in the prior year. There were no market related production curtailments at any of the group's mills in 2002, as was the case in the prior year.

  The Paper Group's mills are large consumers of virgin fibre primarily in the form of woodchips. During fiscal 2002, the operations consumed 1.1 million bone dry tonnes of fibre, of which approximately 31% was internally sourced. This compares to 0.7 million bone dry tonnes and 44% from internal sources in fiscal 2001. The significant change is due to the full year impact of the St. Francisville paper mill, which purchases the majority of its fibre requirements from third parties.

  The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2002, these two facilities consumed 109,500 tonnes of wastepaper, down from 113,300 tonnes in 2001.

  Although fiscal 2002 was a relatively difficult year for the Paper Group, the Company still considers its decision to diversify into and grow the paper business to be a financial success. Over the last five years, margins have averaged 28.4% with total EBITDA of $680.8 million. In fiscal 2002, the Paper Group generated 26% of total Company EBITDA, down from 42% in the prior year.

PAPERBOARD $ millions	1999	2000	2001	2002
Consolidated Gross Sales Net Sales	182.6 156.9	180.5 151.9	193.4 164.4	201.7 172.7
EBITDA	19.7	10.4	8.1	21.5
EBITDA margin	12.6%	6.8%	4.9%	12.4%
Identifiable Assets (excluding cash)	237.2	236.8	252.6	245.7

  The Paperboard segment consists of a multi-ply bleached coated paperboard machine located in Temiscaming, Quebec. The annual capacity of the machine is 150,000 tonnes. The paperboard mill is partially integrated with the high yield pulp mill and also consumes NBSK pulp manufactured by the Company at other sites.

	Total Sales ($ millions)		Shipments (000 tonnes)		Selling Price ($ per tonne)
	2001	2002	2001	2002	2001	2002
Paperboard - rolls	130.4	129.1	103.1	106.2	1,265	1,216
Paperboard - sheets	63.0	72.6	36.0	42.6	1,749	1,704
Consolidated Gross Sales	193.4	201.7

  Markets

  North American sales accounted for 88% of total sales in 2002, unchanged from the prior year. Products are sold in roll and sheet form, with the latter commanding higher prices due to additional conversion costs. The Company markets its paperboard in three different market areas; commercial printing and publishing, specialty bleached linerboard and packaging.

  Average selling prices in 2002 declined by approximately 3% from 2001. The mill sold 148,800 tonnes in 2002, an increase of 7% over 2001 sales volumes. The Paperboard segment generated 6% of total sales, a small decrease from 7% of 2001 sales.

  Operations

  The board machine produced 149,300 saleable tonnes in 2002, an increase of 12% from 133,500 tonnes in 2001. In June 2001, the board machine was down for a seven day period to install new equipment included as part of a machine upgrade project. The higher operating efficiency combined with lower prices for purchased NBSK pulp led to higher margins despite the drop in selling prices.

  The Paperboard segment contributed 8% of total Company EBITDA in fiscal 2002, up from 2% in the prior year.

CHEMICALS $ millions	1998	1999	2000	2001	2002
Consolidated Gross Sales Net Sales	43.3 39.0	49.0 45.0	63.5 54.9	97.6 85.1	118.0 102.8
EBITDA	2.7	6.4	7.4	10.6	14.9
EBITDA margin	6.9%	14.2%	13.5%	12.5%	14.5%
Identifiable Assets (excluding cash)	38.9	35.9	44.1	68.7	68.5

  The Chemical segment operates in two main areas of activity: phenol-formaldehyde resins and silvichemicals.

  Prior to December 2000, phenol and formaldehyde required to produce liquid resins were purchased from outside sources and transported to the liquid resin plant in Témiscaming, Québec. In December 2000, the Company acquired a formaldehyde plant and a second liquid resin plant located in Longueuil, Quebec. The liquid resins can be converted into powder form by utilizing either the spray dryer in Temiscaming or Trois-Pistoles, Québec.

  The silvichemical business uses waste sulphite liquor produced by the specialty pulp mills located in Témiscaming, Québec and Tartas, France. Lignin is sold in liquid form and is also converted into powder by utilizing the two spray dryers. As well, the group operates an ethyl alcohol plant located in Témiscaming, Québec. The silvichemical business effectively converts pulp mill waste into value added products.
	Total Sales ($ millions)		Shipments (000 units)		Selling Price ($ per unit)
	2001	2002	2001	2002	2001	2002
Resin (tonnes)	65.5	75.5	75.1	88.7	872	851
Lignin (tonnes)	30.2	41.2	152.2	188.3	198	219
Alcohol (000 litres)	8.2	7.4	13.1	11.0	626	673

Total Sales	103.9	124.1
Internal Sales	(6.3)	(6.1)

Consolidated Gross Sales	97.6	118.0

  Markets

  Chemical products are sold primarily in North America with sales representing 77% of the total in 2002, down from 81% in 2001. Resin products, which account for more than half of chemical sales, are designed for the OSB industry. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets.

  Chemical sales represented approximately 3% of consolidated sales in 2002, unchanged from 2001. This segment generated 5% of total Company EBITDA, up from 2% in the prior year.

  CASH PROVIDED BY OPERATIONS

  Cash flow from operating activities before working capital changes was $52.3 million in 2002, a significant decrease from $277.4 million in the prior year. The reduced cash flow corresponds primarily to the decline in EBITDA. In fiscal 2002, non-cash working capital items generated $14.9 million, a significant improvement over the prior year when $122.8 million was consumed by the same items.

Capital Spending $ millions	1999	2000	2001	2002
Forest Products	36.6	65.8	30.1	41.1
Pulp	36.5	135.9	94.2	40.6
Publishing Papers	14.1	58.2	83.5	6.5
Paperboard	2.5	3.4	20.9	3.9
Chemicals and other	1.2	1.6	2.1	6.8
Net Fixed Asset Additions	90.9	264.9	230.8	98.9
As a % of Fixed Asset Depreciation	80%	190%	118%	45%

  In response to the decline in profitability the Company curtailed capital expenditures to minimum levels. In fiscal 2002, net fixed asset additions totalled $98.9 million, a $131.9 million decline from the comparable period a year ago. The amount spent is equal to 45 % of fixed asset depreciation. The current reduced level of capital spending is being assisted by the lack of expenditures relating to large capital projects. In the prior year, the Company had spent $108.9 million on three major projects: the modernization of the Specialty Cellulose pulp mill in Temiscaming, QC, the construction of a wood waste fired cogeneration unit at the NBSK pulp mill in Skookumchuck, BC and the construction of a thermomechanical pulp (TMP) line at the Pine Falls, MB newsprint operation.

  ACQUISITIONS AND INVESTMENTS

  On October 31, 2000, the Company acquired all of the shares of two French subsidiaries of the LaRochette Group: Cellurhône S.A. and Pyrénécell S.A. Cellurhône S.A. owned and operated a softwood kraft pulp mill in Tarascon, France. The subsidiary was subsequently renamed Tembec Tarascon S.A. Pyrénécell S.A. owned and operated a hardwood kraft pulp mill in St. Gaudens, France. The subsidiary was subsequently renamed Tembec St. Gaudens S.A. The purchase price included a cash payment of Euro 122 million (Canadian $166.2 million). Depending on the selling price of market pulp (NBSK delivered to Europe) for the three year period following the sale, the seller is entitled to receive a maximum Contingent Value Right (CVR) payment of Euro 61 million. As of September 28th, 2002, the Company has made payments of Euro 2.4 million (Canadian $3.2 million) based on selling prices of pulp for the first 21 months of the CVR period.

  On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation (ARC), a formaldehyde and adhesives producer with manufacturing facilities located in Longueuil, Quebec. The Company paid $12.5 million in cash to acquire the shares.

  On March 19th, 2001, the Company acquired a 50% interest in the shares Excel Forest Products Limited, which owns and operates an SPF lumber sawmill in Opasatika, Ontario. The Company paid $2 million in cash and issued 100,000 common shares at $20, for total consideration of $4 million. Depending on the future share price of Tembec, the Company may have to issue additional cash or shares to a maximum $775,000 or 63,265 common shares. In addition, the Company has an option to purchase the remaining 50% of Excel for $5.3 million.

  On June 13th, 2001, the Company acquired the assets of Duratex Hardwood Flooring Inc. The assets consist of a hardwood flooring pre-finishing plant located in Toronto, Ontario and related working capital. The total purchase price was $11.3 million, which included a cash payment of $7.4 million on closing, a subsequent payment of $1.9 million in cash to reflect actual working capital at closing and a balance of sale of $2 million.

  On June 19th, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill from Crown Paper Co. The facility produces coated papers, bleached board and specialty kraft papers. The purchase price included a cash payment of $214.6 million (US $140 million) and the issuance of $63 million of common shares of the Company (5,069,806 shares) for total consideration of $277.6 million. On November 26, 2001, the working capital valuation was finalized which caused an increase of $1.2 million to the original recorded purchase price. The Company issued an additional 98,586 common shares.

  On August 1st, 2001, the Company formed the Temlam 50/50 joint venture to develop and expand the engineered wood business. The two partners initially each invested $21 million in cash to capitalize Temlam Inc. The latter then purchased the Company's laminated veneer lumber (LVL) plant located in Ville Marie, Quebec for $17 million in cash. Temlam Inc. then purchased the assets of Jager Building Systems, which included Wood I-Beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Quebec and a metal stamping plant in Bolton, Ontario. Temlam Inc. paid $25 million in cash, assumed $25 million in new debt and issued a non-interest bearing unsecured subordinated debenture to the sellers with a nominal value of $25 million. For accounting purposes, the debenture has been discounted to its estimated present value as at the date of the transaction, that is $20 million. Total consideration was $70 million, 50% of which is proportionately consolidated in the Company's financial statements.

  On November 5, 2001, the Company purchased all of the shares of Davidson Industries Inc., which owns and operates a hardwood sawmill and a pine sawmill in Davidson, Quebec and a pine sawmill in Woodsville, New Hampshire. The total purchase price was $27.7 million, including the assumption of $25.5 million of indebtedness and the issuance of a non-interest bearing $2.2 million three year note to the vendors.

  On April 5, 2002, the Company formed the Temrex 50/50 joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. The two partners initially each invested $32.8 million in cash to capitalize the partnership. The latter then purchased the Company's Nouvelle sawmill assets and related net working capital for $41.8 million in cash. The partnership also purchased the assets and net working capital of the St. Alphonse sawmill from the other partner for $23.0 million.

  FINANCING ACTIVITIES

  Net debt to total capitalization increased to 53.6% at September 28, 2002, an increase of 6.0% from 47.6% at September 29, 2001. The latter amount was also 9.9% higher than the 37.7% leverage achieved by the Company at the end of fiscal 2000. During fiscal 2001, total consideration paid for acquisitions reached $478.8 million, mainly due to the purchase of the two French pulp mills and the St. Francisville paper mill. Only 14% of the consideration was financed with equity, the balance being provided by cash or new debt. The acquisition program increased leverage by an estimated 6.2%. As well, the weaker Canadian dollar also had a negative impact on the Company's leverage ratio in 2001, increasing the carrying value of the US$ Senior Notes by $75.0 million, thereby adding 1.2% to the Company's net debt to total capitalization. The situation in fiscal 2002 was very different. The Company's inability to generate free cash flow under the current existing pricing environment significantly limited potential acquisitions. As well, there was relatively little impact from the currency translation on the Company's US$ Senior Notes, the Canadian dollar having ended the year at US$0.634, compared to US$0.633 a year ago. In fact, the 6.0% increase in net debt to total capitalization experienced in fiscal 2002 is due primarily to the net loss of $159.5 million. The Company's total debt at September 28, 2002 was $2,029.3 million, relatively unchanged from 2,019.1 million a year ago.

  Current credit ratings of various agencies on the Company and its significant long term debt instruments are outlined in the table below.
Dominion Bond Rating Service	Moody's Investors Service	Standard & Poor's
BB (high)	Ba 1	BB+

  During the first quarter of fiscal 2001, Moody's increased the Company's credit rating from Ba2 to Ba1. The Company is currently in the process of completing its annual reviews with the rating agencies and is confident that it has the financial strength to support the ratings through the peaks and troughs of the business cycle.

  Tembec's long term debt is summarized in the following table:
$ millions	2001	2002
Tembec Industries - Advance from parent company	161.2	126.2
Tembec Industries - US$500 million 8.5% senior notes	789.2	788.6
Tembec Industries - US$350 million 7.75% senior notes	-	552.1
Tembec Industries - US$250 million 9.875% senior notes	394.6	-
Tembec Industries - US$250 million 8.625% senior notes	394.6	394.3
Tembec Industries - 8.30% unsecured debentures	115.0	30.7
Tembec Industries - 7% unsecured subordinated debentures	25.0	20.0
Spruce Falls - US$17.1 million 8.39% senior notes (US$25.7 million in 2001)	40.6	27.0
Spruce Falls - non-interest bearing Ontario Hydro loan	34.0	25.9
Tartas S.A. debt	13.3	14.0
Proportionate share of Marathon debt (50%)	19.7	19.7
Proportionate share of Temlam debt (50%)	9.3	9.0
Other debt	__22.6	__21.8
	2,019.1	2,029.3
Current portion included in above	34.7	87.3

  The Company's total debt as of September 28, 2002, was relatively unchanged from the prior year. In early March 2002, the Company issued US$350 million of 7.75% Senior Notes due 2012. The majority of the proceeds were used to call the US$250 million 9.875% Senior Notes due 2005, including a call premium of 3.292% and accrued interest payable on April 9, 2002. The early redemption of the Senior Notes generated an unusual pre-tax charge of $51.6 million relating to the write-off of deferred foreign exchange losses, the payment of the call premium and incurred financing costs. The net after-tax impact of these items was $40.0 million.

  The remaining proceeds were to be used to redeem the $115 million 8.30% unsecured debentures due January 2003, either at maturity or by making purchases in the market. To September 28, 2002, the Company had repurchased $84.3 million of unsecured debentures at an average price of 102.89.

  During 2002, the Company made required principal payments of $5.0 million on the 7% unsecured subordinated debentures and US$8.6 million on the 8.39% senior notes.

  At the end of September 2002, Tembec had cash and equivalents of $149.8 million plus unused operating lines totalling $376.8 million. This compares to $265.6 million and $224.3 million respectively at the end of the prior fiscal year. The Company's objective is to maintain total available liquidity of approximately
  $500.0 million.

  ENVIRONMENT

  Tembec's operations are subject to a variety of environmental laws and regulations covering emissions of gaseous, liquid and solid waste. The Company believes that its operations generally conform to the requirements. If issues of non-conformity arise, the Company, in conjunction with appropriate government regulating agencies, takes timely and appropriate measures to address the issues. Tembec has implemented environmental management programs aimed at meeting or exceeding the standards established by the regulatory agencies.

  The Temiscaming complex continued with its program to reduce the amount of particulate matter produced by its three waste liquor boilers. In 1999, the Company began a $141 million multi-year modernization program at the Specialty Cellulose mill. As of September 28, 2002, a total of $102.9 million had been spent. The project includes the installation of electrostatic precipitators to reduce particulate matter exhausted to atmosphere to a level, which meets the regulatory requirements. In late 2002, the Temiscaming site plans to install a new wet electrostatic precipitator technology on one of its boilers. If the unit performs as well as expected, similar precipitators will be installed on two other units in 2004. As well, the modernization project has already yielded positive results in the area of effluent treatment. In late 2000, the specialty cellulose pulp mill started up new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Temiscaming site to comply with new absorbable organic halogens limits.

  In mid 2002, the provincial regulator requested fines totalling $1.2 million relating to occasional discharges of effluent at the Temiscaming site between January and March 2001 that exceeded the regulatory limits. The company is currently contesting the charges and considers that the ultimate outcome will not materially affect its financial results. In order to improve the performance of the biological system at the site, the Company has recently committed to the construction of a new anaerobic effluent treatment facility. This $19.2 million project is currently scheduled to be completed in late 2003. In addition to the environmental benefits, the project will displace purchased energy at the site.

  Particulate matter emissions were also reduced at the Smooth Rock Falls pulp mill. In late 2000, we completed the installation of an electrostatic precipitator on the facility's bark refuse boiler and subsequently started up a second precipitator on the waste liquor recovery boiler. The site also benefited from the expansion of its effluent treatment facilities. The total cost of these three items was $16.3 million. In 2002, this site benefited from an investment of $1.5 million to complete the installation of a black liquor oxydation process to reduce total reduced sulphur (TRS) emissions at the mill. However, the mill's TRS levels remain above regulatory standards. The Company currently anticipates that a further investment of $3.5 million will be required to bring the operations into full compliance.

  During fiscal 2001, we started up the new wood waste fired boiler and co-generation unit at the Skookumchuck pulp mill. The $55.5 million project led to the permanent closure of the Company's existing "Teepee" burners and provided a cost efficient, environmentally acceptable method to dispose the region's waste while generating thermal and electrical energy required by the mill.

  The Company has developed a multi-year environmental plan for its three French pulp mills to ensure compliance with current and upcoming environmental standards. The total estimated cost is $130 million to be spent over the next 5 years. Major items include the installation of electrostatic precipitators to reduce particulate emissions to atmosphere, new boilers and upgrades and process modifications to effluent treatment facilities.

  At September 28, 2002, the Company had accrued $5.1 million (US$3.2 million) for the estimated future costs related to the closure and post-closure of certain solid waste landfill sites at the St. Francisville, Louisiana paper mill. The accrued amounts are expected to be paid during the operation of the landfills, through closure of the sites and the thirty-year post closure monitoring period.

  INDUSTRIAL RELATIONS

  There are collective agreements covering approximately 6,500 employees in Tembec's operations. At September 28, 2002, there were 2 agreements covering 81 employees under active negotiations. During fiscal 2003, a total of 7 agreements covering 937 employees will expire. The remaining contracts expire at various dates to (December, 2006). The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations.

  RISKS AND UNCERTAINTIES

  Product Prices

  Markets for the Company's principal products are highly competitive and cyclical in nature. The general level of economic activity and changes in industry capacity have a significant impact on selling prices and operating margins. Based on 2003 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings.
	Impact on after-tax earnings ($ millions)	Average selling prices ($) 4th Quarter - 2002
Pulp - $25/tonne	33.0	727
Publishing papers - $25/tonne	17.2	881
SPF lumber - $10/Mfbm	9.7	456
Paperboard - $50/tonne	5.2	1,331

  The Company's strategy is to mitigate price volatility by; maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. During fiscal 2001, the Company generated a gain of $1.4 million on 60,000 tonnes of newsprint price hedges. In early fiscal 2002, the counterparty to the newsprint hedges, Enron, effectively defaulted on the remaining 105,000 tonnes. Since the Company did not mark to market the hedges, the default did not impact its earnings. The Company is currently attempting to maximize its recovery as an unsecured creditor of Enron. During fiscal 2002, the Company generated a gain of $0.6 million relating to 13.2 million board feet of lumber price hedges. There was no lumber futures trading activity in 2001. The Company has not yet purchased any pulp price hedges, but will continue to monitor market developments. The opportunity to stabilize margins in the pulp sector merits serious consideration.

  Foreign Exchange

  Tembec sells the majority of its products outside of Canada (81% of gross sales in 2002), mostly in U.S. dollars. As such, the relative strength of the Canadian dollar versus its U.S. counterpart has a major impact on sales and earnings. To reduce the impact on earnings of short and medium term fluctuations in currency rates, Tembec has adopted a policy of hedging approximately 50% of its anticipated net U.S. dollar receipts with fixed forward contracts of up to 36 months in duration. As well, the acquisition of the two French pulp mills in October 2000 led to the implementation of a smaller US$ / Euro program to effectively hedge the anticipated margins generated by the operations. Derivative financial instruments are not used for speculative purposes.

  During fiscal 2001, pursuant to its US dollar/Canadian dollar program, the Company converted US$913.8 million in Canadian dollars at an average rate of $0.683, thereby generating a loss of $64.3 million versus the prevailing spot market rates. In fiscal 2002, the value of US dollars converted pursuant to the program was US$768.9 million at an average rate of $0.674, generating a loss of $68.3 million.

  During fiscal 2001, pursuant to its US dollar/Euro program, the Company converted US$18.0 million and realized on US$183.0 million options at an average rate of US$0.902, thereby generating a gain of
  $6.7 million versus the prevailing spot market rates. In fiscal 2002, the Company converted US$16.5 million and realized on US$197.0 million options at an average rate of US$0.884, generating a gain of $14.5 million.

  The Company's outstanding foreign exchange contracts and options are disclosed in Note 19 of the audited annual financial statements.

  Based on fiscal 2003 budget data and after giving effect to the US dollar/Canadian dollar hedging program and the effect of unrealized gains and losses on the restatement of US dollar denominated debt, a U.S. one cent decrease in the value of the Canadian dollar will reduce net earnings by $5.4 million. This compares to an increase of $4.0 million if the program were not in place.

  OUTLOOK

  Forest Products

  In last year's MD&A, we had correctly forecasted that lumber export duties would be the most important factor affecting the profitability of this sector of our business. The accrual of preliminary duties during the first six months of the year, their subsequent reversal and the imposition of new duties beginning May 22, 2002 led to unprecedented volatility in reported quarterly earnings for the Forest Products segment. Recent events do not give us cause for much optimism in the near term. The North American industry continues to struggle with the additional capacity brought on by the five-year Softwood Lumber Agreement that ended in April 2001. There is currently an ample supply of lumber and panels, despite the fact that U.S. housing starts have remained at a very healthy 1.6 million unit level. With the benchmark Western SPF price recently dropping below US$200 per Mfbm, the majority of Canadian lumber producers are EBITDA negative or break-even at best when including the impact of deposited duties. The weak financial performance, combined with the uncertainty of the future trade relationship with the U.S., is putting tremendous pressure on many Canadian lumber producers. As such, there continues to be a risk that they will accept a quick political resolution to the trade issue rather than a comprehensive long term solution leading to the free movement of lumber between the U.S. and Canada. Rather than spend money and time on trade issues, the North American industry could focus on promoting forest products as sustainable, environmentally sound products. As for the Company, we will continue to participate in discussions and monitor developments. We will also endeavour to grow our Specialty and Engineered wood business which, for the most part, have more stable and predictable margins than SPF lumber.

  Pulp

  The market pulp price increase experienced in the last quarter of fiscal 2002 will unfortunately not carry through to the initial quarters of fiscal 2003. Pulp prices for the benchmark NBSK grade have recently reverted back to below US$500 per tonne and spot business to Asia is currently transacting in the low US$400 per tonne range. Our outlook for 2003 is one of relatively low prices during the first half of year and modest pricing improvement beginning in the spring of 2003. A return to trendline pricing of US$600 per tonne for NBSK is not anticipated before 2004. The continued weakness is primarily directed towards softwood paper pulps, with hardwood pulp markets being more robust. Although the Company did not take any significant market downtime during fiscal 2002, it remains committed to maintaining normal levels of inventory and will take market downtime, if required. The recent strengthening of the Euro vis-à-vis the US dollar is a positive development that will likely contribute to a more rapid rise in future pulp prices. A stronger printing and writing paper business will be required to support a good market pulp business.

  Paper

  We entered fiscal 2002 with a relatively bearish outlook for newsprint grades. In retrospect, our view was not bearish enough as the benchmark newsprint price continued to drop during the year eventually troughing at US$435 per tonne in July 2002. On a positive note, newsprint producers have recently put through a US$35 per tonne price increase, albeit short of the US$50 per tonne that was initially sought. Although demand for newsprint is not at a particularly strong level, the major North American producers have shown a strong resolve to improve the supply/demand balance. Our outlook for this grade is for a slow gradual recovery in fiscal 2003 with average prices remaining below long term trendline levels.

  As for coated paper, we do not foresee any further deterioration in pricing. Magazines were hit particularly hard in 2002 and the impact on coated paper prices was extremely severe. In last year's MD&A, we had commented that prices for the benchmark No. 5 - 40 lb grade had troughed at US$745 per short tonne in November 2001. At the time we had underestimated the extent of the market weakness in coated papers. The benchmark price continued to drop during all of fiscal 2002, eventually troughing at US$665 per tonne in the last quarter of 2002. We have recently seen some improvement in demand. The recent strengthening of the Euro in relation to the US dollar will also improve the competitive position of North American producers such as ourselves. We believe that prices of coated papers will have to improve because they are currently at unsustainable levels. However, a return to trendline prices will not occur prior to 2004, at the earliest.

  In summary, the financial results of fiscal 2002 fell short of our expectations. The Company reacted by extending the term of its debt maturities, maintaining high liquidity and restricting capital expenditures to very short payback items. Going into 2003, we intend to maintain this approach until we see an improvement in one or more of our major business segments.

  SECTION 2

  kpmg

  Consolidated Financial Statements of

  TEMBEC INDUSTRIES INC.

  Years ended September 28, 2002 and September 29, 2001

  AUDITORS’ REPORT

  To the Shareholder of Tembec Industries Inc.

  We have audited the consolidated balance sheets of Tembec Industries Inc. as at September 28, 2002 and September 29, 2001, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 28, 2002 and September 29, 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

  Chartered Accountants

  Montréal, Canada

  October 28, 2002

  TEMBEC INDUSTRIES INC.

  Consolidated Balance Sheets

  September 28, 2002 and September 29, 2001
  (in millions of dollars)

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$149.8	$265.6
Accounts receivable (note 7)	478.9	470.6
Due from parent company Tembec Inc.	52.5	57.4
Inventories (notes 3 and 7)	527.2	525.2
Prepaid expenses	13.3	19.3

	1,221.7	1,338.1
Investments	7.1	9.7
Fixed assets (note 5)	2,487.8	2,586.4
Other assets (note 6)	312.1	250.9

	$4,028.7	$4,185.1

Liabilities and Shareholder’s Equity
Current liabilities: Operating bank loans (note 7)	$21.5	$7.2
Accounts payable and accrued charges	520.2	469.4
Current portion of long-term debt (note 8)	87.3	34.7

	629.0	511.3
Long-term debt (note 8)	1,942.0	1,984.4
Other long-term liabilities and credits (note 9)	130.4	143.0
Future income taxes (note 17)	192.1	251.9
Minority interests (note 10)	8.7	8.5
Redeemable preferred shares (notes 11 and 12)	16.6	16.6
Shareholder’s equity: Share capital (note 12)	761.4	761.4
Contributed surplus	2.9	2.9
Cumulative exchange translation of a foreign subsidiary	(3.0)	(3.0)
Retained earnings	348.6	508.1

	1,109.9	1,269.4

	$4,028.7	$4,185.1

  Contingent liabilities (note 13)
  Subsequent event (note 20)

  See accompanying notes to consolidated financial statements.

  On behalf of the Board:

  /s/  Jacques Giasson     Chairman

  /s/  Frank A. Dottori     President and Chief Executive Officer

  TEMBEC INDUSTRIES INC.

  Consolidated Statements of Operations

  Years ended September 28, 2002 and September 29, 2001
  (in millions of dollars)

	2002	2001

Gross sales	$3,391.0	$2,990.8
Freight and sales deductions	414.2	333.4

Net sales	2,976.8	2,657.4
Cost of sales	2,534.6	2,047.6
Selling, general and administrative	166.5	136.4

Earnings before interest, income taxes, depreciation and amortization, unusual items and minority interests (EBITDA)	275.7	473.4
Depreciation and amortization (note 14)	225.7	202.9

Operating earnings	50.0	270.5
Interest, foreign exchange and other (note 15)	225.8	171.3
Unusual items (note 16)	59.4	–
Income taxes (note 17)	(76.1)	24.2
Minority interests	0.4	(0.5)

Net (loss) earnings	$(159.5)	$75.5

  Consolidated Statements of Retained Earnings

  Years ended September 28, 2002 and September 29, 2001
  (in millions of dollars)

	2002	2001

Retained earnings, beginning of year	$508.1	$477.1
Net (loss) earnings	(159.5)	75.5
Adjustment resulting from changes in accounting policies (note 1)	–	(44.5)

Retained earnings, end of year	$348.6	$508.1

  See accompanying notes to consolidated financial statements.

  TEMBEC INDUSTRIES INC.

  Consolidated Statements of Cash Flows

  Years ended September 28, 2002 and September 29, 2001
  (in millions of dollars)

	2002	2001

Cash flows from operating activities:
Net (loss) earnings	$(159.5)	$75.5
Adjustments for:
Depreciation and amortization	225.7	202.9
Amortization of deferred foreign exchange and financing costs	17.8	17.1
(Gain) on consolidation of foreign integrated subsidiaries	(5.9)	(2.7)
Future income taxes (note 17)	(92.1)	(8.8)
Unusual items (note 16)	59.4	–
Other	6.9	(6.6)

	52.3	277.4
Changes in non-cash working capital:
Accounts receivable	22.5	35.6
Inventories	7.3	(47.3)
Prepaid expenses	7.5	5.2
Accounts payable and accrued charges	(22.4)	(116.3)

	14.9	(122.8)

	67.2	154.6
Cash flows from investing activities:
Acquisition of companies, net of disposals (note 2)	(0.1)	(403.5)
Additions to fixed assets	(99.6)	(234.4)
Proceeds from disposal of fixed assets	0.7	3.6
Acquisition of investments	(0.7)	(0.5)
Increase in assets held for resale	(45.1)	(10.6)
Other	(6.7)	(5.0)

	(151.5)	(650.4)
Cash flows from financing activities:
Increase in long-term debt	558.5	857.4
Repayments of long-term debt	(562.8)	(176.8)
Increase in other long-term liabilities	1.0	1.9
Repayments of other long-term liabilities	(32.6)	(7.7)
Repurchase of preferred shares of a subsidiary	–	(26.4)
Other	(12.1)	(11.6)

	(48.0)	636.8
Foreign exchange gain on cash and cash equivalents held in foreign currencies	2.2	4.3

Net (decrease) increase in cash and cash equivalents	(130.1)	145.3
Cash and cash equivalents net of operating bank loans, beginning of year	258.4	113.1

Cash and cash equivalents net of operating bank loans, end of year	$128.3	$258.4

  Interest paid in 2002 totalled $165.7 million (2001 — $141.7 million) and income taxes paid amounted to $5.6 million (2001 — $43.7 million).

  See accompanying notes to consolidated financial statements.

  TEMBEC INDUSTRIES INC.

  Consolidated Business Segment Information

  Years ended September 28, 2002 and September 29, 2001
  (in millions of dollars)

	2002

					Chemical
	Forest				& other
	products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
External	$966.5	$1,228.2	$876.1	$201.7	$118.5	$3,391.0
Internal	172.8	73.5	–	–	10.1	256.4

	1,139.3	1,301.7	876.1	201.7	128.6	3,647.4
Net sales	831.8	1,091.1	777.8	172.7	103.4	2,976.8
EBITDA	70.8	96.4	72.1	21.5	14.9	275.7
Depreciation and amortization	45.1	103.5	62.7	9.9	4.5	225.7
Operating earnings (loss)	25.7	(7.1)	9.4	11.6	10.4	50.0
Net fixed asset additions:
Gross fixed asset additions	41.7	40.6	6.5	3.9	6.9	99.6
Proceeds from disposals	(0.6)	–	–	–	(0.1)	(0.7)

	41.1	40.6	6.5	3.9	6.8	98.9
Identifiable assets — excluding cash and cash equivalents	752.4	1,600.7	1,028.2	245.7	251.9	3,878.9
Cash and cash equivalents	–	–	–	–	–	149.8

Total assets						$4,028.7

	2001

					Chemical
	Forest				& other
	products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
External	$795.3	$1,202.9	$701.5	$193.4	$97.7	$2,990.8
Internal	155.8	73.4	–	–	14.3	243.5

	951.1	1,276.3	701.5	193.4	112.0	3,234.3
Net sales	684.8	1,084.4	638.6	164.4	85.2	2,657.4
EBITDA	46.2	209.8	198.6	8.1	10.7	473.4
Depreciation and amortization	42.9	104.2	41.6	10.2	4.0	202.9
Operating earnings (loss)	3.3	105.6	157.0	(2.1)	6.7	270.5
Net fixed asset additions:
Gross fixed asset additions	33.6	94.2	83.5	20.9	2.2	234.4
Proceeds from disposals	(3.5)	–	–	–	(0.1)	(3.6)

	30.1	94.2	83.5	20.9	2.1	230.8
Identifiable assets — excluding cash and cash equivalents	735.3	1,599.8	1,052.0	252.6	279.8	3,919.5
Cash and cash equivalents	–	–	–	–	–	265.6

Total assets						$4,185.1

  TEMBEC INDUSTRIES INC.

  Consolidated Geographic Segment Information

  Years ended September 28, 2002 and September 29, 2001
  (in millions of dollars)

	2002

					Chemical
	Forest				& other
	Products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
Canada	$367.4	$79.1	$97.3	$34.9	$66.1	$644.8
United States	577.2	193.2	750.2	142.4	25.3	1,688.3
Pacific Rim and India	4.6	319.9	8.4	12.2	–	345.1
United Kingdom, Europe and other	17.3	636.0	20.2	12.2	27.1	712.8

	$966.5	$1,228.2	$876.1	$201.7	$118.5	$3,391.0

	2001

					Chemical
	Forest				& other
	Products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
Canada	$324.1	$66.7	$116.1	$26.3	$58.1	$591.3
United States	457.6	252.7	556.0	143.7	20.6	1,430.6
Pacific Rim and India	2.8	276.9	6.9	13.0	–	299.6
United Kingdom, Europe and other	10.8	606.6	22.5	10.4	19.0	669.3

	$795.3	$1,202.9	$701.5	$193.4	$97.7	$2,990.8

	2002	2001

Fixed assets and goodwill:
Canada	$2,066.9	$2,135.7
United States	257.6	278.2
United Kingdom, Europe and other	199.8	210.7

	$2,524.3	$2,624.6

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

1.	Significant accounting policies:

Changes in accounting policies

In 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to income taxes and employee future benefits. On October 1, 2000, the Company increased future income taxes by $11.9 million and reduced retained earnings by the same amount to recognize the cumulative effect of the change in the accounting standard. On the same date, the Company recorded an after-tax charge to retained earnings of $32.6 million to recognize the change in the Company’s obligation for employee future benefits under the new accounting standards. The changes were applied retroactively without restating the financial statements of any prior periods.

Basis of consolidation

The consolidated financial statements include the accounts of Tembec Industries Inc. (the ‘‘Corporation’’) and all its subsidiaries and joint ventures (collectively ‘‘Tembec’’ or the ‘‘Company’’). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation’s interest in joint ventures is accounted for by the proportionate consolidation method.

Business of the Company

The Company operates an integrated forest products business. The business includes five reportable segments which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations which produce lumber, building materials and wood chips. The wood chips are used in the production of pulp and publishing papers. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

1.	Significant accounting policies (continued):

EBITDA

The Company considers that earnings before interest, income taxes, depreciation and amortization, unusual items and minority interests (EBITDA), is a key indicator of the performance of each segment and the Company as a whole. The composition of each of these items are individually summarized in the notes to the financials.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of term deposits, banker’s acceptances and commercial paper with maturities of three months or less and are recorded at cost, which approximates market value.

Investments

Investments in affiliated companies in which Tembec has no significant influence are carried at cost. Investments over which the Company exercises significant influence are accounted for by the equity method.

Inventories

Finished goods are valued at the lower of cost, on a first in, first out or average cost basis, and net realizable value. Other inventories are valued at the lower of cost, on a first in, first out or average cost basis, and replacement cost.

Fixed assets and government assistance

Fixed assets are recorded at cost after deducting investment tax credits and government assistance.

Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Asset	Period

Forest access roads	5-20 years
Buildings	20-40 years
Machinery, equipment and other	3-30 years

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

1.	Significant accounting policies (continued):

Fixed assets and government assistance (continued)
Certain forest access roads are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

Intangible assets

(i)	Goodwill represents the excess of the purchase price over the fair values of net assets acquired, and is being amortized on a straight-line basis not exceeding 25 years. Beginning October 1, 1999, the Company reduced the maximum amortization period for new goodwill to 15 years. Goodwill arising from business combinations initiated on or after July 1, 2001 is not amortized in accordance with the transitional provisions of the new recommendation of the Canadian Institute of Chartered Accountants (CICA) dealing with business combinations. Goodwill is written down to fair value when declines in value are considered to be a permanent impairment in the value of unamortized goodwill. A permanent impairment in goodwill is determined by comparison of the carrying value of unamortized goodwill with undiscounted future earnings of the related business.

(ii)	Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

Deferred costs

(i)	Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding 5 years.

(ii)	Financing charges are amortized on a straight-line basis over the expected term of the related debt.

Employee future benefits

Tembec and its subsidiaries maintain both defined benefit and defined contribution pension plans. In addition, the Company provides certain health care and other retirement benefits to eligible retired employees.

The estimated cost of pensions and other future benefits provided by the Company to its employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employee’s active service years. The difference between costs of employee benefits charged against earnings and the Company’s contribution to the plans is included in other assets or other long-term liabilities on the balance sheet.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

1.	Significant accounting policies (continued):

Translation of foreign currencies

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The resulting exchange gains or losses, except those related to long-term debt, are absorbed by operations in the year. Revenues and expenses are translated at prevailing market rates in the recognition period. Unrealized gains or losses from translation of long-term monetary items are deferred and amortized over their remaining life.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the current tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

2.	Acquisitions:

2002

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. (“Davidson”) which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana papermill (“Tembec USA LLC”) acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership (“Temrex”). The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million. The financial results of Temrex are proportionately accounted for in these financial statements.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

2.	Acquisitions (continued):

2001

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group (“LaRochette”): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A., respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent value right (“CVR”) payments for 12 quarters, after the acquisition date. As at September 28, 2002, $3.2 million (Euro 2.4 million) of CVR had been paid. The maximum CVR amount which could be payable over the remaining five quarters is $90.3 million (Euro 58.6 million) based on September 28, 2002 exchange rates.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation (“ARC Resins”), a formaldehyde and adhesives producer for the forest industry, located in Longueuil, Quebec.

On March 19, 2001, the Company acquired a 50% interest in Excel Forest Products (“Excel Forest”), a sawmill located in Opasatika, Ontario. The financial results are fully consolidated in these financial statements. The Company may have to issue more shares or cash as a result of a contingency based on the share price of Tembec, which may not exceed approximately 63,265 shares or $775,000.

On June 13, 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc. (“Duratex”) located in Toronto, Ontario.

On June 19, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill (“Tembec USA LLC”) from Crown Paper Co. The value of common shares issued for this acquisition is based on the average of quoted market price for shares transacted between May 23 and May 29, 2001 which reflects the value agreed to by the parties.

On August 1, 2001, the Company disposed of its laminated veneer lumber (“LVL”) assets to a newly formed 50/50 joint venture, Temlam Inc. The 50%-owned Temlam Inc. then acquired the Jager Building Systems’ division of Jager Industries Inc. which includes 4 manufacturing plants in Quebec, Ontario and Alberta. The financial results of Temlam Inc. are proportionately accounted for in these financial statements.

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to September 28, 2002 or September 29, 2001 as the case may be.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

2.	Acquisitions (continued):

Details of the acquisitions and Nouvelle Plant disposal are as follows:

	2002

		Tembec
	Davidson	USA LLC	Nouvelle	Temrex	Total

Net assets acquired:
Working capital:
Cash (bank indebtedness)	$(7.9)	$–	$–	$–	$(7.9)
Non-cash working capital	10.5	–	(7.8)	5.8	8.5

	2.6	–	(7.8)	5.8	0.6
Non-working capital:
Investments	0.3	–	–	–	0.3
Fixed assets	17.5	1.2	(11.7)	14.8	21.8
Other assets	0.2	–	(0.4)	1.2	1.0
Long-term debt and other liabilities	(18.0)	–	–	–	(18.0)
Future income taxes	(0.4)	–	(1.0)	–	(1.4)

	(0.4)	1.2	(13.1)	16.0	3.7
Non-recognized gain on sale	–	–	(11.0)	11.0	–
Deferred gain on sale of assets	–	–	(6.7)	–	(6.7)
Gain on sale of assets	–	–	(3.2)	–	(3.2)

	–	–	(20.9)	11.0	(9.9)

	$2.2	$1.2	$(41.8)	$32.8	$(5.6)

Consideration paid (received) in:
Cash	$–	$1.2	$(41.8)	$32.8	$(7.8)
Other short-term liabilities	2.2	–	–	–	2.2
Class A shares issued	–	–	–	–	–

	$2.2	$1.2	$(41.8)	$32.8	$(5.6)

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

2.	Acquisitions (continued):

Details of the acquisitions and LVL Plant disposal are as follows:

	2001

		ARC	Excel		Tembec		Temlam
	LaRochette	Resins	Forest	Duratex	USA LLC	LVL	Inc.	Total

Net assets acquired:
Working capital:
Cash (bank indebtedness)	$3.9	$3.7	$(4.5)	$–	$1.0	$–	$(3.2)	$0.9
Non-cash working capital	36.6	(1.2)	4.1	2.7	26.6	(4.7)	13.6	77.7

	40.5	2.5	(0.4)	2.7	27.6	(4.7)	10.4	78.6
Non-working capital:
Investments	0.1	–	0.2	–	–	–	–	0.3
Fixed assets	160.8	14.7	12.0	6.7	277.5	(12.2)	26.5	486.0
Other assets	2.8	2.3	1.0	1.9	1.1	(0.1)	3.4	12.4
Long-term debt and other liabilities	(5.2)	(5.9)	(4.0)	–	(28.6)	–	(19.3)	(63.0)
Future income taxes	(29.6)	(1.1)	(0.8)	–	–	–	–	(31.5)
Minority interests	–	–	(4.0)	–	–	–	–	(4.0)

	128.9	10.0	4.4	8.6	250.0	(12.3)	10.6	400.2

	$169.4	$12.5	$4.0	$11.3	$277.6	$(17.0)	$21.0	$478.8

Consideration paid (received) in:
Cash	$169.4	$12.5	$2.0	$7.4	$209.1	$(17.0)	$21.0	$404.4
Other short-term liabilities	–	–	–	3.9	–	–	–	3.9
Class A shares issued	–	–	2.0	–	68.5	–	–	70.5

	$169.4	$12.5	$4.0	$11.3	$277.6	$(17.0)	$21.0	$478.8

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

3.	Inventories:

	2002	2001

Finished goods	$226.4	$200.1
Logs and wood chips	171.0	192.4
Supplies and materials	129.8	132.7

	$527.2	$525.2

4.	Investments in joint ventures:

The consolidated financial statements include the Company’s proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership (AV Cell Inc., 1387332 Ontario Limited, and Temlam Inc. in 2001) at 50%, as follows:

	2002	2001

Assets:
Current assets	$66.2	$54.4
Fixed assets and other	113.3	86.8

	$179.5	$141.2

Liabilities and equity:
Current liabilities	$35.2	$24.7
Long-term debt	40.4	34.9
Other long-term liabilities	10.0	9.6
Equity	93.9	72.0

	$179.5	$141.2

Net sales	$159.8	$112.0
Expenses	160.7	101.3

(Loss) income before income taxes, interest, and minority interests	$(0.9)	$10.7

Cash provided (used in) by:
Operations	$(5.2)	$7.3
Investments	40.6	(40.5)
Financing	(37.8)	26.1

	$(2.4)	$(7.1)

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

5.	Fixed assets:

	2002			2001

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	$24.6	$–	$24.6	$17.7	$–	$17.7
Production buildings and equipment:
Pulp mills	1,491.6	551.7	939.9	1,494.5	493.6	1,000.9
Newsprint and Paper mills	971.7	218.6	753.1	928.4	168.0	760.4
Sawmills	495.3	184.0	311.3	505.4	187.7	317.7
Boardmill	275.0	98.1	176.9	275.0	88.2	186.8
Roads and timber holdings	111.7	44.2	67.5	111.4	44.2	67.2
Other buildings and equipment	82.7	30.7	52.0	76.1	26.5	49.6
Assets under construction	162.5	–	162.5	186.1	–	186.1

	$3,615.1	$1,127.3	$2,487.8	$3,594.6	$1,008.2	$2,586.4

6.	Other assets:

	2002	2001

Goodwill, at amortized value	$36.5	$38.2
Deferred costs, at amortized value:
Development, pre-operating costs and other	10.7	11.1
Financing costs	19.2	20.4
Assets held for resale	60.9	15.9
Long-term loans to employees	11.8	10.8
Timber rights	32.1	31.9
Deferred pension costs	38.5	33.0
Future income taxes	65.1	1.8
Deferred exchange losses related to long-term debt	37.3	87.8

	$312.1	$250.9

Long-term loans to employees:

Included in long-term loans to employees is $8.3 million (2001 — $7.4 million) of share purchase loans for shares of Tembec Inc., the ultimate parent company. These shares are held in trust as security for the loans which are non-interest bearing and with defined repayment terms not exceeding 10 years. At September 28, 2002, there were 768,325 (2001 — 663,325) shares held in trust in respect of the employee loans for which the market value was $9.99 (2001 — $10.10) per share.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

7.	Operating bank loans:

The Company has approximately $357.0 million (2001 — $224.0 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2 1/4%. The Company also has a $100.0 million unsecured revolving credit facility at prime plus 3/4%, which terminates on October 10, 2003.

At September 28, 2002, $21.5 million (2001 — $7.2 million) were drawn on the above facilities and $58.7 million (2001 — $92.4 million) were reserved for letters of credit.

8.	Long-term debt:

	2002	2001

Tembec Industries Inc.:
9.875% Senior Notes (US$250.0 million)	$–	$394.6
8.625% Senior Notes (US$250.0 million) redeemable at the option of the Company on or after June 30, 2004 at specified redemption prices, due June 30, 2009 with semi-annual interest payments due June 30 and December 30 of each year	394.3	394.6
8.50% Senior Notes (US$500.0 million) redeemable at any time at the option of the Company, due February 1, 2011 with semi-annual interest payments due February 1 and August 1 of each year	788.6	789.2
7.75% Senior Notes (US$350.0 million) redeemable at any time at the option of the Company, due March 15, 2012 with semi-annual interest payments due March 15 and September 15 of each year	552.1	–
8.3% Unsecured debentures, maturing on January 30, 2003 with semi-annual interest payments due January 30 and July 30 of each year	30.7	115.0
Advances from the ultimate parent company, Tembec Inc. with interest at cost to Tembec Inc. with no specific terms of repayment	126.2	161.2

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

8.	Long-term debt (continued):

	2002	2001

Tembec Industries Inc. (continued):
7% Unsecured subordinated debentures, maturing on February 2, 2004, repayable in two annual instalments of $10.0 million each, commencing February 2, 2003. The debenture may be prepaid at the option of the issuer at any time. The term and redemption payments were modified during the year	$20.0	$25.0
Spruce Falls Inc.:
8.39% Unsecured Senior Notes (US$17.1 million in 2002 — US$25.7 million in 2001) due February 8, 2004, repayable in annual installments of US$8.6 million with semi-annual interest payments due February 8 and August 8 of each year	27.0	40.6
Ontario Hydro loan, non-interest bearing, repayable over a five-year period commencing December 2, 2001 and maturing December 2, 2006	25.9	34.0
Tembec SA:
Unsecured term loans, (Euro 4.6 million in 2002 — Euro 5.2 million in 2001) bearing interest at rates varying from 1% to 3.85%, repayable and maturing at various dates to September 2013	7.1	7.5
Other Tembec SA obligations	6.9	5.8
1387332 Ontario Limited (Marathon Pulp joint venture) (50% proportionate consolidation):
Revolving credit up to a maximum authorized amount of $19.8 million ($21.9 million in 2001), bearing interest at prime rate plus 1.5%, with declining authorized amounts to March 31, 2006	19.7	19.7

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

8.	Long-term debt (continued):

	2002	2001

Temlam Inc. (50% proportionate consolidation):
Term loan bearing interest at prime rate plus 0.75%, maturing on August 1, 2006, repayable in quarterly instalments of varying amounts beginning in August 2002	$9.0	$9.3
Other long-term obligations	21.8	22.6

	2,029.3	2,019.1
Less current portion	87.3	34.7

	$1,942.0	$1,984.4

Certain covenants:

The indentures of agreements for Tembec’s borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

Instalments on consolidated long-term debt for the four years following September 27, 2003 are as follows:

2004	$32.3
2005	8.7
2006	18.7
2007	3.0

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

9.	Other long-term liabilities and credits:

	2002	2001

Accrued benefit liability — other benefit plans	$51.0	$50.0
Accrued benefit liability — pension benefit plans	43.1	31.7
Balance payable on acquisitions of companies:
Davidson Industries Inc.	2.2	–
Donohue Matane	–	35.0
Jager Building Systems	8.1	8.0
Reforestation — BC operations	9.1	9.9
Environmental	5.8	4.9
Deferred government assistance	1.0	1.7
Deferred gain on sale of assets	6.5	–
Other	3.6	1.8

	$130.4	$143.0

10.	Minority interests:

	2002	2001

AV Cell Inc.	$5.0	$5.0
Excel Forest Products	3.7	3.5

	$8.7	$8.5

11.	Redeemable preferred shares:

	2002	2001

16,627,500 Series 2 Class B shares	$16.6	$16.6

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

12.	Share capital:

Authorized:

Unlimited number of common voting shares, without par value

Unlimited number of non-voting Class B preferred shares issuable in series without par value, with other attributes to be determined at time of issuance:

Unlimited number of Series 2 Class B shares redeemable at the option of the holder commencing on June 26, 2011 and by the Company at any time; entitled to a preferential and non-cumulative dividend equal to the dividend yield percentage of the common shares. The redemption price is equal to the issue price plus declared and unpaid dividends.

1,250,000 0.5% per month non-cumulative Series 3 Class B shares redeemable at the option of the Company up to August 17, 1999, the redemption price being equal to the issue price plus declared and unpaid dividends. Under certain conditions, the Series 3 Class B shares can be redeemed in cash or in common shares of the Company. The shares are redeemable thereafter up to September 30, 2003 at the option of the Company, and the Company shall redeem said shares on October 1, 2003 in both cases at the greater of the issue price or “current value” (as defined) plus declared and unpaid dividends.

9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at the option of the Company up to September 30, 2009, the redemption price being equal to the issue price plus declared and unpaid dividends. Under certain conditions, the Series 4 Class B shares can be redeemed in cash or in common shares of the Company. The shares are redeemable thereafter at the option of the Company, at the issue price plus declared and unpaid dividends.

Unlimited number of Class C shares, non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date.

Unlimited number of non-voting Class D shares, redeemable at the option of the Company and the holders at the fair market value of the consideration received by the Company upon issue of such share; entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

Unlimited number of non-voting Class E shares, redeemable at the option of the Company and the holders at the fair market value of the consideration received by the Company upon issue of such share; entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

12.	Share capital (continued):

	2002	2001

Issued and fully paid:
536,807,704 Class A shares	$732.3	$732.3
1,250,000 Series 3 Class B preferred shares	20.0	20.0
9,103,710 Series 4 Class B preferred shares	9.1	9.1

	$761.4	$761.4

	2002		2001

	Class A		Class A
	Shares	Amount	Shares	Amount

Balance, beginning of year	536,807,704	$732.3	531,204,199	$661.8
Shares issued:
Acquisition of Excel
Forest Products Ltd.	–	–	100,000	2.0
Acquisition of Tembec
USA LLC	–	–	5,503,505	68.5

Balance, end of year	536,807,704	$732.3	536,807,704	$732.3

13.	Contingent liabilities:

Countervailing and antidumping duties:

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on Softwood Lumber from Canada were filed with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”), by certain U.S. industry and trade groups (the “Petitioners”).

In response to the petitions, the USDOC conducted separate antidumping and countervailing duty investigations and the USITC conducted an investigation to determine whether the lumber industry in the United States was materially injured or threatened with material injury by reason of softwood lumber imports from Canada.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

13.	Contingent liabilities (continued):

Countervailing and antidumping duties (continued):

Countervailing duty

On August 9, 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding requirement at the rate of 19.31% on Canadian softwood lumber shipped to the U.S. During fiscal 2001, the Company accrued a total $10.8 million for the period from August 17, 2001 to September 29, 2001. The preliminary countervailing duty continued in fiscal 2002 as the Company accrued a further $11.0 million relating to shipments to the U.S. from September 30, 2001 to December 15, 2001. Preliminary countervailing duties effectively expired on the latter date. The Company posted bonds to cover the liability.

On March 22, 2002, the USDOC announced its final determination in the countervailing duty investigation adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly, the countervailing duty would not apply retroactively to May 19, 2001.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit the accrued countervailing duty for lumber shipped to the U.S. prior to December 15, 2001. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing duties on a going forward basis. Effective May 22, 2002, the Company’s exports to the United States of covered softwood lumber have been subject to a countervailing duty cash deposit rate of 18.79%. A charge of $18.2 million was incurred during fiscal 2002 relating to countervailing duty on lumber shipped to the U.S. between May 22, 2002 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable estimated countervailing duty.

Antidumping duty

On October 31, 2001, the USDOC made a preliminary antidumping determination, imposing a bonding requirement at the rate of 10.76% on the Company’s shipments of Canadian softwood lumber to the U.S. The aforementioned average rate was assigned specifically to the Company based on the USDOC review of our actual historical shipments to the U.S. During fiscal 2002, the Company initially accrued a total of $9.7 million relating to shipments to the U.S. from November 6, 2001 to March 30, 2002. The Company posted bonds to cover the liability.

On March, 22, 2002, the USDOC announced its final determination in the antidumping investigation adjusting the Company’s rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

13.	Contingent liabilities (continued):

Countervailing and antidumping duties (continued):

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit the accrued antidumping duty for lumber shipped to the U.S. prior to May 6, 2002. During the June 2002 quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated antidumping duties on a going forward basis. Effective May 22, 2002, the Company’s exports to the United States of covered softwood lumber have been subject to an antidumping duty cash deposit rate of 10.21%. A charge of $10.1 million was incurred during fiscal 2002 relating to antidumping duty on lumber shipped to the U.S. between May 22, 2002 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable antidumping duty.

The expense for countervailing and antidumping duties is recorded as a sales deduction in the Company’s financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information.

The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the North American Free Trade Agreement (“NAFTA”) or World Trade Organization (“WTO”) panels to which those determinations have been appealed. Should these appeals not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on Tembec’s exports of covered softwood lumber will not be determined by the USDOC in administrative reviews of these orders until 2004.

Other:

Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec’s financial condition, earnings or liquidity.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

14.	Depreciation and amortization:

	2002	2001

Fixed assets	$219.0	$195.6
Deferred development, pre-operating costs, goodwill and other	6.7	7.3

	$225.7	$202.9

15.	Interest, foreign exchange and other:

	2002	2001

Interest on long-term debt	$164.4	$130.1
Interest on short-term debt	2.1	3.2
Interest income	(7.1)	(8.4)
Premium on early redemption	2.4	–
Income on short-term investments	–	(9.7)
Interest capitalized on construction projects	(0.5)	(7.4)

	161.3	107.8
Amortization of deferred exchange losses	11.2	10.2
Amortization of deferred financing costs	6.6	6.9

	17.8	17.1
Foreign exchange contract losses	53.8	57.6
Other foreign exchange items	(1.3)	(12.4)
(Gain) on consolidation of foreign integrated subsidiaries	(5.9)	(2.7)
Newsprint pricing swaps and lumber futures	(4.5)	(1.4)
Bank charges and other financing expenses	4.6	5.3

	46.7	46.4

	$225.8	$171.3

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

16.	Unusual items:

In March 2002, the Company issued US$350.0 million of 7.75% Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US$250.0 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

Also in 2002, the Company, as a result of its modernization program, removed from service certain capital assets having a net carrying value of approximately $6.1 million. Costs of early retirement and employee reduction programs for $1.7 were also recorded. The net after-tax impact of these charges was $5.3 million.

17.	Income taxes:

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets:
Non-capital loss carry forwards and pool of deductible scientific research and development expenditures	$219.2	$103.4
Investment tax credits	41.3	20.2
Employee future benefits	19.0	17.0
Corporate minimum taxes paid	6.5	8.3
Capital loss carry forwards	12.9	7.9
Other	11.7	12.0
Valuation allowance	(38.2)	(19.2)

	272.4	149.6
Future income tax liabilities:
Fixed assets	(378.1)	(372.1)
Timber rights	(8.7)	(9.8)
Other	(12.6)	(17.8)

	(399.4)	(399.7)

Future income taxes (net)	$(127.0)	$(250.1)

As reported in the consolidated balance sheet:
Future income tax assets	$65.1	$1.8
Future income tax liabilities	(192.1)	(251.9)

Future income taxes (net)	$(127.0)	$(250.1)

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

17.	Income taxes (continued):

Certain subsidiaries have accumulated the following losses and credits for income tax purposes which may be carried forward to reduce taxable income and taxes payable in future years.

		Expiring
	Amounts	dates

Non-capital loss carried forward for Canadian subsidiaries	$483.9	2003 to 2009
Non-capital loss carried forward for US subsidiaries	109.6	2020 to 2021
Pool of deductible scientific Research and Experimental development	88.0	Unlimited
Investment tax credits and Corporate Minimum Tax	47.8	2003 to 2012

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2002	2001

(Loss) income before income taxes and minority interest	$(235.2)	$99.2

Income taxes based on combined federal and provincial income tax rates of 37.1% (2001 — 38.5%)	$(87.2)	$38.0
Increase (decrease) resulting from:
Manufacturing and processing deduction	9.0	(1.1)
Effect of tax as a reduction in income tax rate	–	(16.3)
Net losses not previously recognized	4.0	(1.6)
Rate differential between jurisdictions	(14.6)	(5.7)
Permanent differences:
Non-deductible expenses	6.1	1.8
Non-deductible amortization	0.7	3.4
Others	–	(1.0)
Large corporations tax	5.9	6.7

	11.1	(13.8)

Income taxes	$(76.1)	$24.2

Income taxes:
Current	$16.0	$33.0
Future	(92.1)	(8.8)

Income taxes	$(76.1)	$24.2

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

18.	Employee future benefits:

Information about the Company’s employee future benefit plans, in aggregate, is as follows:

	2002		2001

	Pension	Other	Pension	Other
	benefit plans	benefit plans	benefit plans	benefit plans

Change in benefit obligation:
Beginning of year	$543.6	$44.4	$394.7	$25.0
Current service cost	12.9	0.9	10.3	0.4
Interest cost	37.8	3.0	27.8	1.8
Employee contributions	4.6	–	4.4	–
Plan amendments	2.9	–	0.1	–
Benefits paid	(27.1)	(2.1)	(25.9)	(1.1)
Net transfer in	0.6	–	–	–
Special termination payments	12.3	–	–	–
Actuarial (gain) loss	(4.0)	9.3	7.8	(4.9)
Foreign exchange rate changes	3.7	0.7	–	–
Acquisitions	–	–	124.4	23.2

End of year	$587.3	$56.2	$543.6	$44.4

Change in plan assets, at fair market value:
Beginning of year	$502.0	$–	$384.9	$–
Expected return on plan assets	43.1	–	32.8	–
Employer contributions	15.7	2.1	15.1	1.1
Employee contributions	4.6	–	4.4	–
Benefits paid	(27.1)	(2.1)	(25.9)	(1.1)
Net transfer in	–	–	0.2	–
Actual plan expenses	(0.8)	–	(0.8)	–
Actuarial gain (loss)	(47.0)	–	(34.3)	–
Foreign exchange rate changes	3.6	–	–	–
Acquisitions	–	–	125.6	–

End of year	$494.1	$–	$502.0	$–

Reconciliation of funded status:
Plan (deficit)	$(93.2)	$(56.2)	$(41.6)	$(44.4)
Employer contributions after measurement date	3.9	0.4	4.3	–
Unamortized past service costs	3.0	–	0.1	–
Unamortized net actuarial loss (gain)	81.7	4.8	38.5	(5.6)

Net benefit (liability) asset	$(4.6)	$(51.0)	$1.3	$(50.0)

Components of expense:
Current service cost	$13.7	$0.9	$11.5	$0.4
Interest cost	37.8	3.0	27.8	1.8
Expected return on plan assets	(43.1)	–	(32.8)	–
Amortization of transitional obligation	0.7	–	–	–
Amortization of past service costs	(1.0)	–	–	–
Amortization of net actuarial loss (gain)	0.8	(0.3)	–	–
Special termination payments	4.2	–	–	–

Net expense	$13.1	$3.6	$6.5	$2.2

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

18.	Employee future benefits (continued):

In addition to the above, the Company’s contributions for defined contribution plans, provincial and labour sponsored pension plans, group registered retirement savings plans and deferred profit sharing plans amounted to $10.8 million in 2002 ($9.6 million in 2001).

The following table provides the amounts recognized in the consolidated balance sheet:

	2002		2001

	Pension	Other	Pension	Other
	benefit plans	benefit plans	benefit plans	benefit plans

Deferred pension costs	$38.5	$–	$33.0	$–
Accrued benefit liabilities	(43.1)	(51.0)	(31.7)	(50.0)

	$(4.6)	$(51.0)	$1.3	$(50.0)

The accrued benefit obligations in excess of the fair value of plan assets at year-end with respect to pension benefit plans that are not fully funded are as follows:

	2002	2001

Accrued benefit obligations	$516.6	$362.4
Fair value of plan assets	414.6	302.4

Plan deficit	$(102.0)	$(60.0)

The actuarial assumptions used in measuring the Company’s benefit plans obligations for 2002 and 2001 are as follows:

	Pension	Other
	benefit plans	benefit plans

Discount rate	7.00%	7.00%
Rate of compensation increase	4.00%	n/a
Expected long-term rate of return on plan assets	8.50%	n/a

In 2002, for measurement purposes, a 10% (8.5% — 2001) annual rate of increase in the per capita cost of covered health care benefits was assumed. In 2002, the rate was to decrease gradually to 5.0% for 2009 (5% for 2008 in 2001) and remain at that level thereafter.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

19.	Financial instruments:

(a) Foreign currency rate risk:

The Company realizes a significant portion of its sales in foreign currencies, principally US$ and Euros, and enters into various types of foreign exchange contracts in managing its foreign exchange risk. In addition, this risk is partially covered by US$ purchases and debt service. The Company does not hold or issue financial instruments for trading purposes.

The Company had the following US$ foreign exchange contracts convertible into Canadian $ at September 28, 2002 and September 29, 2001:

	2002		2001

Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions

2002 - December 2001	–	–	1.4853	191.5
- March 2002	–	–	1.4802	194.5
- June 2002	–	–	1.4814	192.4
- September 2002	–	–	1.4891	190.5

2003 - December 2002	1.5114	197.0	1.4759	135.0
- March 2003	1.4996	148.0	1.4847	131.0
- June 2003	1.5007	135.7	1.4983	132.7
- September 2003	1.5079	134.8	1.5052	131.1

2004 - December 2003	1.5395	132.6	1.5000	69.6
- March 2004	1.5562	131.6	1.5227	69.6
- June 2004	1.5581	129.9	1.5491	68.4
- September 2004	1.5779	126.0	1.5619	61.5

2005 - December 2004	1.5839	63.7	–	–
- March 2005	1.6007	112.7	–	–
- June 2005	1.5741	102.3	–	–
- September 2005	1.5994	92.3	–	–

	1.5443	1,506.6	1.4946	1,567.8

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

19.	Financial instruments (continued):

(a) Foreign currency rate risk (continued):

The Company had the following US$ foreign exchange contracts convertible into Euros at September 28, 2002 and September 29, 2001:

	2002		2001

Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions

2002 - December 2001	–	–	0.9451	4.5
- March 2002	–	–	0.9627	4.5
- June 2002	–	–	0.9427	4.5
- September 2002	–	–	0.9683	3.0

2003 - December 2002	0.9388	3.0	0.9388	3.0
- March 2003	0.9797	3.0	0.9797	3.0
- June 2003	0.9375	3.0	0.9375	3.0
- September 2003	0.9577	2.8	0.9506	1.5

2004 - December 2003	0.9148	1.8	0.9066	1.5
- March 2004	0.9309	2.0	0.9552	1.5
- June 2004	0.8894	1.5	0.8894	1.5
- September 2004	0.9351	1.4	–	–

2005 - December 2004	0.8761	1.2	–	–
- March 2005	0.9010	0.2	–	–
- June 2005	0.9289	0.7	–	–
- September 2005	0.9496	0.7	–	–

	0.9358	21.3	0.9467	31.5

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

19.	Financial instruments (continued):

(a)	Foreign currency rate risk (continued):

The Company had the following US$/Euro foreign exchange options at September 28, 2002 and September 29, 2001:

	2002		2001

Maturity	Average rate	US$ millions	Average rate	US$ millions

2002 - December 2001	–	–	0.8731	49.5
- March 2002	–	–	0.8766	49.5
- June 2002	–	–	0.8790	49.5
- September 2002	–	–	0.8833	48.5

2003 - December 2002	0.8781	49.5	0.8783	48.0
- March 2003	0.8768	48.5	0.8768	48.0
- June 2003	0.8715	48.0	0.8715	48.0
- September 2003	0.8696	48.0	0.8695	47.0

2004 - December 2003	0.9263	48.0	0.9280	46.5
- March 2004	0.9304	47.0	0.9311	46.5
- June 2004	0.8922	46.5	0.8922	46.5
- September 2004	0.8866	46.5	0.8979	5.0

2005 - December 2004	0.8805	46.5	–	–
- March 2005	0.8759	15.5	–	–

	0.8896	444.0	0.8870	532.5

The gain and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at September 28, 2002, the Company would have had to pay $29.8 million (2001 — $113.3 million) to settle its then outstanding foreign exchange contracts.

(b)	Commodity price risk:

Markets for the Company’s principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 28, 2002, the Company did not hold any commodity price hedges. At September 29, 2001, the Company held 105,000 tonnes of newsprint price hedges at an average settlement price of US$612.80 per tonne.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

19.	Financial instruments (continued):

(c)	Credit risk:

The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. The Company may require payment guarantees, such as letters of credit or obtains credit insurance coverage. The allowance for doubtful accounts as at September 28, 2002 and September 29, 2001 was $13.0 million and $6.0 million, respectively.

(d)	Fair value of financial instruments:

The carrying amount of short-term investments, accounts receivable, bank loans and accounts payable approximates their fair value because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt and redeemable preferred shares at September 28, 2002 were $2,045.9 million (2001 — $2,035.7 million) and $2,001.9 million (2001 — $2,025.4 million), respectively.

The fair value of the long-term debt and redeemable preferred shares has been determined based on management’s best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates.

20.	Subsequent event:

On October 7, 2002, the Company acquired the assets of the Chetwynd High Yield Pulp Mill located in Northern British Columbia from Louisiana-Pacific Canada Pulp Co. and Louisiana-Pacific Ltd. (collectively “Louisiana Pacific”) for a nominal amount.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

21.	Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The following adjustments would be required to reconcile the financial statements to U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission for the two years ended September 28, 2002 and September 29, 2001.

If United States GAAP were employed, the net (loss) earnings for the year would be adjusted as follows:

	2002	2001

Net (loss) earnings under Canadian GAAP	$(159.5)	$75.5
Adjustments:
Foreign currency	127.5	(111.2)
Income taxes	(33.2)	51.1
Share in loss of affiliated companies	6.9	(6.5)
Amortization of goodwill	(0.9)	(1.5)
Depreciation of fixed assets	0.3	0.8
Amortization of development costs	0.5	0.5

Net (loss) earnings under U.S. GAAP	$(58.4)	$8.7

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

21.	Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

The cumulative effect of the adjustments on the consolidated assets, liabilities and shareholders’ equity is as follows:

	2002	2001

Total assets under Canadian GAAP	$4,028.7	$4,185.1
Adjustments:
Goodwill	9.9	10.7
Fixed assets	(7.8)	(8.1)
Proportionate consolidation:
Investments	79.4	61.0
Assets	(179.5)	(141.2)
Other assets:
Deferred development costs	(2.6)	(3.2)
Foreign currency translation	(37.3)	(87.8)
Future income taxes	4.7	—

	(133.2)	(168.6)

Total assets under U.S. GAAP	$3,895.5	$4,016.5

	2002	2001

Total liabilities under Canadian GAAP	$2,918.8	$2,915.7
Adjustments:
Foreign exchange contracts	25.8	102.8
Proportionate consolidation	(85.6)	(69.2)
Future income taxes	(17.2)	(40.2)
Minimum pension liability	13.8	–

	(63.2)	(6.6)

Total liabilities under U.S. GAAP	$2,855.6	$2,909.1

Total shareholders’ equity under Canadian GAAP	$1,109.9	$1,269.4
Total asset adjustments	(133.2)	(168.6)
Total liability adjustments	63.2	6.6

Total shareholders’ equity under U.S. GAAP	$1,039.9	$1,107.4

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

21.	Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(a)	Foreign exchange:

U.S. GAAP require immediate recognition in earnings of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life, whereas Canadian GAAP require that these unrealized gains and losses be deferred and amortized over the remaining life of the related debt.

Tembec has hedged future revenue stream with foreign exchange contracts. The transactions are recorded into earnings at the value based on the forward contracts.

Under U.S. GAAP, unrealized gains and losses on the forward contracts are included in earnings based on their current market value.

(b)	Income taxes:

On October 1, 2000, Tembec adopted the new Canadian accounting recommendations for income taxes (Section 3465). The new Canadian accounting recommendations essentially harmonize the principles of Canadian GAAP with U.S. GAAP. For Canadian GAAP, the new standard was applied prospectively. For U.S. GAAP, the statement has been applied since 1992. Prior to 2000, under Canadian GAAP, Tembec accounted for income taxes using the deferral method. Under U.S. GAAP, income taxes are being provided for by the liability method. The deferred tax impact of other reconciling items is also included in this caption.

(c)	Income taxes related to purchase accounting:

Prior to adoption of Section 3465, deferred tax assets or liabilities resulting from temporary differences between the recorded costs of acquired fixed assets and the tax bases of such assets were not recorded under Canadian GAAP. Consequently, purchase price allocation under U.S. GAAP related to acquisitions before October 1, 2000 was different and this results in continued differences because Tembec has adopted Section 3465 prospectively.

(d)	Deferred development costs:

Under U.S. GAAP, certain development costs, capitalized under Canadian GAAP, would have been charged against earnings.

(e)	Joint ventures:

Interest in joint ventures is recognized using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 28, 2002 and September 29, 2001
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

21.	Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(e)	Joint ventures (continued):

Earnings recognized by each of the two methods are the same. However, a reconciliation of U.S. GAAP of the financial statements of the joint venture may result in adjustments.

(f)	Pension liabilities:

In 2002, $13.8 million was recognized as an additional minimum pension liability on the balance sheet and $9.1 million net of income taxes of $4.7 million, in other comprehensive income. The amount was recognized under SFAS No. 87 due to an actuarially valued minimum accumulated benefit obligation in excess of the fair value of the Plan’s assets.

(g)	Extraordinary items:

The cost of early redemption of long-term debt was included in net income as an unusual item in accordance with Canadian GAAP. Under U.S. GAAP, it would have been presented as an extraordinary item for an amount of $10.8 million net of taxes of $5.2 million.

(h)	Comprehensive income:

Under U.S. GAAP, the Company is required to disclose certain information about “comprehensive income”. This information would be as follows for the years ended September 28, 2002 and September 29, 2001:

	2002	2001

(Loss) earnings under U.S. GAAP	$(58.4)	$8.7
Other comprehensive loss:
Minimum pension liability, net of income taxes	(9.1)	–

Comprehensive (loss) income	$(67.5)	$8.7

At September 28, 2002, and September 29, 2001, accumulated other comprehensive loss amounts to $12.1 million and $3.0 million, respectively.

22.	Comparative figures:

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

  UNDERTAKING

  Tembec Industries Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

  Signatures

  Pursuant to the requirements of the Exchange Act, the Registrant certified that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

  Registrant: Tembec Industries Inc.

  By: /s/ Claude Imbeau

  Vice President, General Counsel and Secretary

  Date February 7, 2003

  CERTIFICATIONS

  I, Frank A. Dottori, certify that:

  1. I have reviewed this annual report on Form 40-F of Tembec Industries Inc.;

  2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function);

  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  Date: February 7, 2003

  /s/ Frank A. Dottori
  Frank A. Dottori
  President and Chief Executive Officer

  I, Michel Dumas, certify that:

  1. I have reviewed this annual report on Form 40-F of Tembec Industries Inc.;

  2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function);

  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  Date: February 7, 2003

  /s/ Michel Dumas
  Michel Dumas
  Executive Vice President, Finance and Chief Financial Officer

  LIST OF EXHIBITS

  The following document is attached to this annual report on Form 40-F:

  23 Consent of Independent Auditors

  99.1 Certification of Frank A. Dottori, President and Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  99.2 Certification of Michel Dumas, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  Exhibit 23

  kpmg

KPMG LLP
Chartered Accountants
Suite1900	Telephone (514) 840-2100
2000, avenue McGill Collège	Telefax (514) 840-2187
Montréal Québec H3A 3H8	www.kpmg.ca

  ACCOUNTANTS' CONSENT

  The Board of Directors

  Tembec Industries Inc.

  We consent to the use of our report dated October 28, 2002, included in this annual report on Form 40-F.

  (Signed) KPMG LLP

  Chartered Accountants

  Montréal, Canada

  February 4, 2003

  Exhibit 99.1

  CERTIFICATION PURSUANT TO
  18 U.S.C. SECTION 1350,
  AS ADOPTED PURSUANT TO
  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the Annual Report of Tembec Industries Inc. (the "Corporation") on Form 40-F for the year ended September 28, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank A. Dottori, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

    /s/ Frank A. Dottori

    Frank A. Dottori
    President and Chief Executive Officer
    February 7, 2003

    Exhibit 99.2

    CERTIFICATION PURSUANT TO
    18 U.S.C. SECTION 1350,
    AS ADOPTED PURSUANT TO
    SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

    In connection with the Annual Report of Tembec Industries Inc. (the "Corporation") on Form 40-F for the year ended September 28, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michel Dumas, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

    /s/ Michel Dumas

    Michel Dumas
    Executive Vice President, Finance and Chief Financial Officer
    February 7, 2003