Form 40-F
period 2003-09-27
TEMBEC INDUSTRIES INC
filed 2004-02-17
CIK 925559

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[●]   Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 27, 2003      Commission file number 033-80178

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

Yes        ●                 No

Material included in this Form 40-F:

  The Annual Information Form of Tembec Industries Inc. for the financial year ended September 27, 2003

  The Annual Report of Tembec Industries Inc. for the financial year ended September 27, 2003

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

TEMBEC INDUSTRIES INC.

ANNUAL INFORMATION FORM

For the fiscal year ended September 27, 2003

January 22, 2004

TEMBEC INC.
ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "Form") is dated as of January 22, 2004. Except as otherwise indicated, the information contained in this Form is stated as at September 27, 2003.

ITEM 2 - CORPORATE STRUCTURE

2.1  Name and Incorporation

Tembec Industries Inc. (the "Corporation") was formed under the Business Corporation Act (Ontario) on August 29, 1995, by amalgamation of Malette Inc. and Tembec Finance Corp. and continued under the Canada Business Corporation Act on February 18, 1999 under the name of "Tembec Industries Inc. On October 1, 2000, it amalgamated with Crestbrook Forest Industries Ltd and on September 30, 2001, with Pine Falls Paper Company Limited.

The Corporation's head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec, H3B 1X9, telephone: 514-871-0137.

2.2  Intercorporate Relationships

The subsidiaries and joint-venture investments of the Corporation, with operations in the forest products, pulp and paper sectors, are set out in the following corporate organization chart. The Corporation holds some of its interests indirectly, through interposed companies. Unless otherwise indicated, other operations, which in aggregate represent less than 20% of the total consolidated revenues and of the total consolidated assets of the Company, are not specifically discussed herein.

Unless otherwise noted or the context otherwise indicates, references to the "Corporation" in this Form are to Tembec Industries Inc. References to "Tembec" are to, as the context may require, either the Corporation or the Corporation together with one or more of its subsidiaries (the "Subsidiaries"), associates and its interests in joint ventures and other entities.

CORPORATE ORGANIZATION CHART OF THE COMPANY(1)(2)

(1)     Indicates indirect ownerships.
(2)  As at January 22, 2004, except as otherwise indicated, 100% of all voting and non-voting securities of the entities mentionned in this chart are held by that Company or by its subsidiaries, as indicated.
(3)  Held through Tembec Investments (U.S.A.) Inc. (Delaware)
(4)  Held through Spruce Falls Acquisition Corp. (Canada)
(5)  Held through Tembec S.A. (France)
(6)  Held through 1398172 Ontario Limited

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1  Business Overview

Tembec is a large, diversified and integrated forest products company with the majority of its operations located in Canada and a presence in the United States and in Europe. Its core business segments are forest, pulp and paper products with Tembec maintaining a small presence in the chemical and paperboard sectors which, in the aggregate, represents less than 10% of its consolidated assets and 10% of its consolidated revenues. Tembec produces approximately 1.7 billion board feet of lumber, 2.3 million tonnes of market pulp and 1.0 million  tonnes of newsprint and groundwood papers annually. Tembec's strategy is to (i) be diversified into forest products, pulp products and paper products; (ii) maintain low-cost and efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within such core business segments.

For the fiscal year ended September 27, 2003, Tembec had gross sales of $3.3 billion, net sales of $2.9 billion, EBITDA of $74.9 million, and net earnings of 10.8 million. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. Total assets at that date were $3.8 billion and it employed approximately 9,900 people.

3.1.1  Three Year Retrospective

In the last three fiscal years, Tembec was active in pursuing its growth targets, completing a number of acquisitions, participating in joint-ventures, while accessing the high-yield bond markets in the United States. Selected highlights follows:

  October 31, 2000:   Acquisition of two companies, now called Tembec Tarascon S.A.S. and Tembec Saint-Gaudens S.A., which own two market pulp mills located in southern France which produce softwood and hardwood kraft pulp. As a result of this transaction, Tembec's European pulp production capacity increased to approximately 710,000 tonnes per year, making it the leading pulp producer in France.

  January 11, 2001:   The Corporation issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Tembec Inc.

  February 25, 2001:   Acquisition of the remaining shares of Pine Falls Paper Company Limited held by employees.

  March 19, 2001:   Acquisition of a 50% interest in Excel Forest Products Limited ("Excel"), a sawmill located in Opasatika, Ontario (40km west of Kapuskasing, Ontario).

  June 13, 2001:   Acquisition of the assets of Duratex Hardwood Flooring Inc. which operates a hardwood flooring pre-finishing plant in Toronto, Ontario.

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

  August 1, 2001: The Corporation and SGF-Rexfor Inc. ("Rexfor") formed a 50/50 joint venture to develop the engineered wood products business. The joint venture, Temlam Inc. ("Temlam"), acquired the building systems division of Jager Industries Inc. ("Jager") comprised mainly of the manufacturing and distribution of engineered wood I-beams, truss connector plates and metal webs for roof and floor trusses as well as the distribution of LVL, rim joists, hangers and other ancillary products. In conjunction with the acquisition of the building systems division of Jager, Temlam also acquired Industries' LVL plant located in Ville-Marie, Québec.

  November 5, 2001: Industries acquired Davidson Industries Inc. ("Davidson"). Davidson owns three facilities; a pine sawmill and a hardwood sawmill in Davidson, Québec, and a pine sawmill in Woodsville, New Hampshire. The New Hampshire sawmill was permanently shut down in July 2002. Davidson operates a distribution center in Ireland a well as manages a radiata pine sawmill in Chile. Davidson Industries was wound-up in 2003 and its assets combined with those of Tembec Industries Inc.

  March 13, 2002: The Corporation issued US$350 million of 7.75% senior notes due 2012 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Tembec Inc.

  April 5, 2002: The Corporation formed the Temrex Forest Products, Limited Partnership ("Temrex") in a joint venture with Rexfor to consolidate woodlands and sawmill operations in the Gaspé region of the Province of Québec. The two parners invested $32.8 million to capitalize Temrex. The latter then purchased the Corporation's Nouvelle sawmill assets and related net working capital for $41.8 million. Temrex also purchased the assets and net working capital of the St. Alphonse sawmill from Rexfor for $23.0 million.

  April 9, 2002: The Corporation completed the redemption of its US$250 million 9.875% Senior Notes due 2005.

  July 1, 2002: Tembec formed with Les Coopératives Forestières du Sud Massif Central a new enterprise, Tembec Brassac SAS ("Brassac"). The Company holds 75% of Brassac. Brassac reopened S.A. Boussière & S.A.R.L. Scierie du Haut Languedoc sawmill, located in Brassac and Bez, France.

  October 7, 2002: Tembec acquired a high yield pulp mill located at Chetwynd in northern British Columbia for nominal consideration.

  March 14, 2003: The Corporation issued US$100 million of 8.625% senior notes due 2009 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Tembec Inc.

  April 4, 2003: Tembec was awarded a Forest Stewardship Council certificate with respect to its forest management practices in the five-million acre Gordon Cosens Forest in Northeastern Ontario.

3.1.2  Recent Developments

  November 3, 2003: Tembec completed the acquisition of two sawmills from Nexfor Inc. located at LaSarre and Senneterre, Québec for $49.7 million plus working capital of $9.4 million.

  December 15, 2003: Tembec completed the acquisition of a sawmill from Weyerhaueser located at Chapleau, Ontario, for $26.4 million, including certain elements of working capital.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  Principal Operations

Tembec's business is centered around its ownership interests in the various operations forming part of its Forest Products Group, Pulp Group and Paper Group.

The forest, pulp and paper products industries are commodity markets in which producers compete primarily on the basis of price. The markets for forest, pulp and paper products are highly competitive and cyclical characterized by (i) periods of excess product supply due to factors, amongst others, such as industry production capacity additions and increased production at existing facilities, and (ii) periods of insufficient demand due to weak general economic activity and inventory destocking by customers. Demand for forest, pulp and paper products is also influenced to a significant degree by the global level of economic activity. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. Tembec's ability to compete in these markets is also dependent upon customer service, product quality, manufacturing costs and currency exchange rates.

Industry Segment and Geographic Information

Financial information pertaining to industry and geographical segments and export sales for the fiscal year ended September 27, 2003 are presented on pages 39 to 40 of the 2003 Annual Report of the Corporation (the "Annual Report"), including the audited consolidated financial statements and the notes thereto for the fiscal year ended September 27, 2003 and the report of the auditors thereon dated October 28, 2003, which are incorporated by reference herein. North America accounts for approximately two-thirds of the consolidated sales of the Corporation, with the United States being the principal market accounting for close to 50% of consolidated sales.

4.1.1   Forest Products Group

Tembec's Forest Products Group consists of operations employing, as at December 31, 2003, approximately 4,900 people located in Canada and France. It produces an extensive range of commodity and value-added forest products focusing on three main product groups: (i) Spruce, Pine, Fir Lumber and Oriented Strand Board ("OSB") Panels, (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 27, 2003, the Forest Products Group generated net sales of $717.2 million and negative EBITDA of $(37.5) million. Forest Products Group annual gross sales accounted for approximately 27% of Tembec's total consolidated gross sales in fiscal 2003 compared to 29% for fiscal 2002.

The following table summarizes the normal annual operating levels of each facility by product group:

Spruce, Pine, Fir Lumber and Panels
Spruce, Pine, Fir Lumber
Location	MFBM (million board feet)
Stud Lumber - Taschereau/LaSarre, QC(1)	185,000
Random Lumber - Bearn, QC	90,000
Random Lumber - Nouvelle, QC(2)	70,000
Random Lumber - St. Alphonse, QC(2)	30,000
Stud Lumber - LaSarre, QC(3)	100,000
Stud Lumber - Senneterre, QC(3)	150,000
Stud Lumber - Kirkland Lake, ON	35,000
Random Lumber - Timmins, ON	125,000
Stud Lumber - Cochrane, ON	170,000
Stud Lumber - Kapuskasing, ON	90,000
Stud Lumber - Opasatika, ON	95,000
Random Lumber - Hearst, ON	125,000
Random Lumber - Chapleau, ON(3)	80,000
Random Lumber - Elko, BC	180,000
Random Lumber - Canal Flats, BC	125,000
Random Lumber - Cranbrook, BC(4)	100,000
Finger Joint Lumber - Cranbrook, BC	25,000

1,775,000

Oriented Strand Board
Location	Million of Ft2 (1/16" basis)
OSB - Saint-Georges, QC	1,700

Specialty Wood
Pine, Hardwood Lumber and Hardwood Flooring
Location	MFBM
Pine and Hardwood Lumber - Davidson, QC	55,000
Pine and Hardwood Lumber - Mattawa, ON	30,000
Pine and Hardwood Lumber - Témiscaming, QC	15,000
Hardwood Lumber - Huntsville, ON	30,000
Hardwood Flooring - Huntsville, ON	18,000
Pre-Finished Hardwood Flooring - Toronto, ON	10,000
Remanufactured Lumber - Brantford, ON	100,000
Pine Lumber - Brassac, France(5)	15,000
273,000
Engineered Wood
Laminated Veneer Lumber
Location	Thousand Ft3
LVL - Ville-Marie, QC(6)	450
Engineered Finger Joint Lumber
Location	MFBM
Engineered Finger Joint Lumber - LaSarre, QC	50,000
Wood I-Beams
Location	Thousand Linear Feet
Wood I-Beam - Blainville, QC(6)	5,000
Wood I-Beam - Bolton, ON(7)	22,500
Wood I-Beam - Calgary, AB(6)	12,000
39,500

Metal Plates and Webs	Million lbs
Metal Plates and Webs - Bolton, ON(6)	10.0

(1)  Sites are operated as a combined entity.
(2)  Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.
(3)  Acquired since the end of the fiscal year (See Item 3.3.1 - Recent Developments)
(4)  Dries and planes lumber sawn at the Elko and Canal Flats Sawmills.
(5)  Volumes reflect 75% of the actual plant capacity as the unit is part of the Tembec Brassac joint venture.
(6)  Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.

Products and Markets

The spruce, pine and fir lumber ("SPF") sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated grades. Pine and hardwood lumber are used in a wide variety of applications including furniture, flooring and specialty residential and commercial applications. OSB panels are used in residential construction and industrial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products segment of the Forest Products Group principally manufactures Jager Building Systems products, laminated veneer lumber and finger-jointed flange stock which is used in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications. In addition, the Forest Products Group produces and ships approximately 2 million tonnes of wood chips, approximately 84% of which are directed to Tembec's pulp and paper facilities.

The cyclical nature of the lumber industry and the seasonal nature of the construction industry lead to fluctuations in the demand and supply of lumber. The biggest issue which plagues lumber markets is the surplus of production capacity and the substantial rationalization which will be required to bring it back in line with demand. North American solid wood products demand is largely dependant on the level of consumer confidence. Over 75% of wood products consumption ends up in residential housing, with interest rates and employment continuity being the two major determinants of home purchases. While in many applications lumber competes with other products such as steel, plastic and engineered wood products, lumber is typically used for residential construction. Tembec competes with both small independent operators and larger integrated corporations.

In the United States, the market for engineered wood products is dominated by Weyerhaeuser, Boise Cascade and Louisiana Pacific who control a majority of the production capacity. In Canada, Jager and Weyerhaeuser are the largest suppliers of engineered wood products.

Sales Distribution

In North America, products are sold by Tembec's own internal sales force to wholesalers and distributors as well as directly to large retailers and end-users.

Competition

Competition among Canadian and U.S. producers of softwood lumber is intense. Canadian producers of softwood lumber are very dependent on open access to export markets. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Québec, expired on March 31, 2001. Antidumping and countervailing duties on softwood lumber totalling 29% are imposed by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") on products sold by Tembec into the United States. See Item 4.5.1 - Countervailing and Antidumping Duties.

Fiber Supply

Tembec's forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units. Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

As Tembec's forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations.

Québec

Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Québec) for the supply of its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF.

Ontario

Tembec's cutting rights are provided through several deemed Sustainable Forest Licences. These licences expire at different dates and have 20 year terms, renewable every five years, based on satisfactory performance as determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

Manitoba

In Manitoba, Forest Management Licence Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 year terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licencing process accompanies the submission of the long-term forest management plan resulting in the issuing of a ten-year environmental licence. The Province of Manitoba is undertaking a broad area land use planning initiative ("LUPI") that includes a portion of the Tembec FML. Renewal of the long-term tenure agreements will begin after the LUPI is complete. In the interim, short-term extensions to the FMLs are being approved.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Subject to the British Columbia Forest Act and Forest Practices Code of British Columbia Act and related regulations, rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures. The forms of forest tenures held by Tembec are one tree farm licence (25-year term replaced every 5 years) and three forest licences (15-year term replaced every 5 years). Harvesting under these tenures is subject to the holder's compliance, to the satisfaction of the Ministry of Forests, with obligations regarding forest management, harvesting and reforestation.

Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

4.1.2  Pulp Group

The Pulp Group currently consists of eleven manufacturing facilities operating at ten sites employing approximately 2,700 people. These facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. In the fiscal year ended September 27, 2003, the Pulp Group generated total net sales of $1,149.1 million and EBITDA of $72.7 million. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps
Product and Location	Tonnes
Softwood Kraft - Skookumchuck, BC	270,000
Softwood Kraft - Smooth Rock Falls, ON	200,000
Softwood Kraft - Marathon, ON (50% of current annual capacity)	95,000
Softwood Kraft - Tarascon, France	260,000
Hardwood Kraft - Saint-Gaudens, France	305,000
Hardwood High Yield - Témiscaming, QC	300,000
Hardwood High Yield - Matane, QC	230,000
Hardwood High Yield - Chetwynd, BC	200,000
1,860,000
Specialty Pulps
Product and Location	Tonnes
Specialty Cellulose - Témiscaming, QC	165,000
Fluff - Tartas, France	155,000
Dissolving - Atholville, NB (50% of current annual capacity)	60,000
380,000

Total	2,240,000

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods such as thermomechanical pulp ("TMP"), chemi-thermomechanical pulp and bleached chemi-thermomechanical pulp. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibers provide required strength properties for paper producers. High-yield market pulps have been produced in North America since the mid 1980's. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk, opacity and cost.

Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Témiscaming, Québec, produces highly purified grades composed of 95% to 99% cellulose, which are used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France produces fluff pulp using the sulphite process and it is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibers to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-users. The dissolving pulp grades produced at Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fiber by affiliates of the Aditya Birla Group, Tembec's joint venture partner in AV Cell Inc.

The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. The global market pulp demand in 2003 was approximately 45.5 million tonnes with European demand estimated at 17.9 million tonnes. Approximately 3/4 of pulp sales are destined to markets outside North America. North America and the Nordic countries are the largest pulp producing regions, although countries with fast-growing plantations, such as countries in South America, are growing in importance. As market pulp pricing is referenced in U.S. dollars the relative strength of the EURO is an advantage when implementing price increases in Europe. Tembec is the second-largest market pulp producer in North America and the largest market pulp producer in France marketing its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Canada, Spain, Switzerland, and China and also markets pulp produced by third parties.

Sales from the Pulp Group represented approximately 39% of Tembec's total consolidated sales in fiscal 2003 compared to 36% in fiscal 2002.

Fiber Supply

Tembec's eight North American pulp mills consumed approximately 2.2 million bone dry tonnes of wood chips in fiscal 2003. Of this amount, approximately 44% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase all of their fiber requirements from many private landowners.

4.1.3  Paper Group

The Paper Group currently consists of four facilities with a total of twelve paper machines producing newsprint, book paper, coated paper and high-bright paper. For the fiscal year ended September 27, 2003, the Paper Group generated net sales of $727.8 million and EBITDA of $20.9 million, employing approximately 2,200 people. The following table summarizes the products and current annual operating levels of each facility by main type:

Newsprint & Uncoated Groundwood Papers	Tonnes(1)
Newsprint - Kapuskasing, ON(2)	400,000
Newsprint - Pine Falls, MB	180,000
High-Brite - St. Raymond, QC	28,000
608,000

Coated Papers
Coated No 4 and 5 - St. Francisville, LA	280,000
Machine Finished Coated - St. Raymond, QC	40,000
320,000

Specialty Papers
Uncoated Bleached Board - St. Francisville, LA	83,000
Specialty Kraft Paper - St. Francisville, LA	30,000
113,000

Total	1,041,000

  Although the above table shows all capacities in metric tonnes, coated paper and certain specialty papers are sold primarily in short tons.

  On January 16, 2004 Tembec announced that it would shut down indefinitely one paper machine with an estimated annual capacity of 75,000 tonnes.

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

Newsprint demand is chiefly determined by the performance of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is also influenced by the relative strength of the Canadian dollar versus the U.S. dollar.

The focus of the Paper Group is the North American market which accounts for 95% of sales with the U.S. representing 85% of such sales. Brokers and paper merchants are sometimes retained to provide enhanced market presence.

The St-Francisville, Louisiana pulp and paper facility produces coated and specialty papers. Coated papers made by Tembec are categorized as coated groundwood, a clay coated base sheet containing mechanical and chemical pulps. The end-use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents less than 10% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folders, and magazine reply cards. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market. The heavyweight segment of the specialty market includes International Paper and Mead Westvaco as the primary competitors.

For fiscal 2003, the Paper Group represented 25% of total consolidated sales and 26% in fiscal 2002.

Fiber Supply

The Paper Group receives approximately one-third of its virgin fiber requirements through internal sources with the remainder purchased from sawmills and third-party suppliers. The four paper mills consumed 1.1 million tonnes of wood chips and round wood in the last fiscal year. All of the wood fiber required by the St. Francisville pulping facilities is purchased from industrial and privately owned land.

The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize a combination of TMP and de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their annual consumption of ONP and OMG is approximately 140,000 bone dry metric tonnes. ONP and OMG are purchased from various merchants and collection groups. The fiber used in the process at the St-Francisville mill is a combination of pressurized stone groundwood mechanical pulp and kraft chemical pulp. It purchases small quantities of kraft and de-inked pulps. The St. Raymond paper mill produces coated paper using an alkaline peroxide mechanical pulping process which it supplements with purchased kraft chemical pulp for fiber.

4.2  Capital Expenditures

In the past five fiscal years, Tembec incurred $828.1  million of gross capital expenditures, $10.8 million of asset disposals to total $817.3 million in net fixed asset additions, the most significant being related to modernization and production increases at the Témiscaming pulp mills, the construction of a thermomechanical pulp mill at Pine Falls, the construction of a cogeneration plant at the Skookumchuck pulp mill, the construction and upgrade of wood waste and biomass boilers at the Smooth Rock Falls pulp mill and Kapuskasing newsprint operations as well as additions related to the acquisition of the Chetwynd pulp mill. In the Forest Products Group, the principal capital expenditures were incurred for the construction or modernization of the Kapuskasing and Cochrane sawmills. For fiscal 2003, Tembec incurred $131.8 million of net capital expenditures.

The following table sets out Tembec's capital expenditures on a consolidated basis for the five years ended September 30, 1999 and 2000, September 29, 2001, September 28, 2002 and September 27, 2003.
	1999	2000	2001	2002	2003
	(in million of dollars)
Forest Products Group	36.6	65.8	30.1	41.1	30.3
Pulp Group	36.5	135.9	94.2	40.6	74.3
Paper Group	14.1	58.2	83.5	6.5	12.2
Other	3.7	5.0	23.0	10.7	15.0

Net Fixed Asset Additions	90.9	264.9	230.8	98.9	131.8
As a % of Fixed Asset Depreciation	80%	190%	118%	45%	59%

4.3  Environmental

Environmental Policy

Tembec shares with the community important responsibilities towards the environment in which we live and work. The Corporation supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continuous improvement process, makes possible sustained economic development and an improved quality of life. In this spirit, Tembec is committed to implementing and maintaining an effective environmental management program that will govern its attitude and action in environmental matters and will benefit the environment and the community, as well as its shareholders, employees and customers.

Tembec is committed to maintaining Environmental Management Programs ("EMPs") in order to demonstrate responsible stewardship of resources and a continual improvement of its environmental performance. Tembec has two EMPs based on its corporate environmental policy - Forever Green® and Impact Zero® - targeting the forestry and manufacturing sectors respectively. The objectives of the EMPs are to (i) maintain compliance with Tembec's corporate principles and environmental policy, (ii) integrate sustainable development, (iii) respond effectively to environmental issues, (iv) obtain appropriate certification (v) and continually improve environmental performance.

The main goal of Impact Zero® is to reduce to a minimum the impact of manufacturing activities on the environment. The means of achieving this goal must be defined in a technical and economic context. Impact Zero® includes the development of environmental objectives, targets and action plans that are based on specific performance criteria. Impact Zero® also includes the implementation and maintenance of an environmental management system ("EMS"), in conformance with the ISO 14001-1996 standard. The EMS is essential for the achievement of Tembec's environmental objectives. With Impact Zero®, Tembec aims to become a world leader in environmental protection and sustainable development. Impact Zero® objectives and targets are established in six key areas and for each Tembec manufacturing site. Some objectives and targets are common to all sites while others are site-specific, depending on the site's operations and equipment, and particular environmental context. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. As part of Impact Zero®, Tembec has implemented the Environmental Profile Data Sheet™ ("EPDS™ ") system, which applies to all Tembec pulp and paper products. The EPDS™ is a voluntary labeling program introduced in 1997 by the Forest Products Association of Canada. It provides a standard template designed to assist customers in making informed choices based on the actual environmental attributes of the pulp and paper products they are purchasing. It offers measurement data and explanatory comments related to the attributes that cover the life cycle of the products. With the exception of products from recently acquired mills, the EPDS™ form has been completed for each Tembec group of pulp and paper products, and verified by an independent auditor.

The Tembec Forever Green® Environmental Management Program (the "Forever Green® Program") aims to promote environmental protection, sustainable forest management, and conformance with the Tembec environmental policy for all forest operations. Tembec is committed to demonstrating responsible stewardship of resources and a continual improvement of environmental performance. As part of the Forever Green® Program, Tembec has developed guiding principles (the "Forever Green® Guiding Principles") that direct forest managers in the establishment of environmental objectives and targets. The Forever Green® Guiding Principles represent important environmental values that must be respected in all forest activities. The Forever Green® Program also includes the implementation and maintenance of an EMS, in conformance with the ISO-14001-1996 standard. The values identified in the Forever Green® Guiding Principles are respected by setting objectives, and by maintaining an effective EMS. The Forever Green® Guiding Principles are reviewed on an annual basis by the Tembec Corporate Forestry Committee. One of the key roles of this committee is to oversee the progress of the Forever Green® Program and provide the necessary direction in order to ensure continual environmental improvement. As part of the Forever Green® Program, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council ("FSC") standards. Therefore, it is anticipated that approximately 13 million hectares across Canada will be FSC certified by the end of 2005. As of July 2003, nearly 3 million hectares of forest under licence to Tembec is FSC certified or 22% of the target set within the World Wildlife Fund - Canada / Tembec Joint Statement.

Environmental Management

The Témiscaming site continues with its program to reduce the amount of particulate matter produced by its three waste liquor boilers. In 1999, the Corporation began a major multi-year modernization program at the Specialty Cellulose mill. As of September 27, 2003, a total of $115.4 million had been spent, a portion of which addresses matters related to environmental compliance. The project includes the installation of electrostatic precipitators to reduce particulate matter exhausted to atmosphere to a level which meets the regulatory requirements. In late 2002, the Témiscaming site installed a new wet electrostatic precipitator on one of its boilers. Two remaining boilers will be equipped with electrostatic precipitators at the end of 2004. As well, the modernization project has already yielded positive results in the area of effluent treatment. In late 2000, the specialty cellulose pulp mill started up new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Témiscaming site to comply with adsorbable organic halogens limits.

The provincial regulator has filed charges against the Témiscaming site relating to discharges of effluent that exceeded regulatory standards. The Corporation is currently contesting the charges and considers that the outcome will not materially affect its financial results. Tembec has been actively assessing the merits of various options to address this situation and meet regulatory environmental standards. These include strategies to reduce its effluent at source, improve the operating efficiency of the existing treatment equipment, expand treatment capacity and/or construct an anaerobic waste water treatment facility. Failure to improve the performance of the existing waste water treatment facility will lead to higher operating costs and reduced operating efficiencies at the Témiscaming site.

Atmospheric emissions were reduced at the Smooth Rock Falls pulp mill. In late 2000, Tembec completed the installation of an electrostatic precipitator on the facility's bark refuse boiler and subsequently started a second precipitator on the waste liquor recovery boiler. The Smooth Rock Falls pulp mill also benefited from the expansion of its effluent treatment facilities. In 2002, Tembec completed its installation of a black liquor oxidation unit at the Smooth Rock Falls pulp mill to reduce total reduced sulfur ("TRS") emissions. However, the Smooth Rock Falls pulp mill's TRS and nitrogen oxides (NOx) have not met the environmental standards. To address the TRS situation, Tembec has developed an environmental plan to collect and treat dilute gases. Regarding the NOx the site developed an action plan which was recently filed with the Ministry of Environment. Tembec currently anticipates that further investments will be required to bring the operations at the Smooth Rock Falls pulp mill within full compliance with environmental standards.

During fiscal 2001, Tembec installed a new wood waste fired boiler and co-generation unit at the Skookumchuck pulp mill. The $55.5 million project provided a cost efficient and environmentally acceptable method of disposing of the region's waste while generating thermal and electrical energy required by the mill.

Tembec has started the implementation of a multi-year environmental plan for its three pulp mills located in France to ensure compliance with current and upcoming environmental standards. The total cost to be spent over the next 5 years is estimated at $130 million which represents the bulk of Tembec's environmental capital expenditures. Major items include the installation of electrostatic precipitators to reduce particulate emissions, new boilers, upgrade of treatment facilities and process modifications in order to abate environmental impact.

4.4  Research and Development

Tembec considers research and development ("R&D") as essential to its growth and to its long-term ability to compete successfully on world markets. Tembec's mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of 1.0% of gross sales in R&D each year. Some R&D is carried out with specialized research centres, Canadian and foreign universities, and strategic equipment and technology suppliers. The R&D thrust is a crucial aspect of Tembec's activities, enabling Tembec to continue meeting its customers' ever-growing expectations and to develop new customer relationships. In 2003, R&D investments amounted to over $100 million.

Research projects targeted environmentally sound forest operations, lower cost fibre transformation processes and new higher added product development. In 2003, the Forest Resources Management Group, in collaboration with governments, universities and focus groups, led the Forest Research Partnership in the development of holistic and environmentally-friendly forest management practices that led to a sustainable 10% increase in available fibre resources.

The Forest Products Group's R&D efforts continue to focus on process technology and product development. A licencing agreement was signed in the fiscal year for co-branded manufacturing and sales and marketing of a structural framing product with superior acoustic performance. Progress has been made on other product development initiatives including building code approval for a new high strength, structural wood product. Major highlights for process technology activities include the installation and start up of a prototype kiln for a new drying technology and on the development of a real-time, on-line diagnostic system for lumber manufacturing.

The Pulp Group's R&D effort was geared towards increasing yield, efficiency, and quality to solidify existing markets, while developing new value added products for strategic customers. The Paperboard Group, by nature of its specialty niche markets, is continuously involved in leading edge R&D. The Publishing Paper Group is conducting strategic R&D aimed to future revenue growth and new operational efficiencies. The Chemical Group has developed new products and explored new synergies with other Tembec groups in the areas of forestry byproducts and renewable energy.

4.5.  Litigation

4.5.1  Countervailing and Antidumping Duties

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC by certain U.S. industry and trade groups which have resulted in countervailing and antidumping duty orders which, in the case of Tembec, require it to make cash deposits respectively representing 18.79 % and 10.21 % of the value of its softwood lumber imports entering the U.S. on or after May 22, 2002. To date, WTO and NAFTA panels have ruled that the methodology the USDOC used to determine that Canadian softwood lumber received countervailable subsidies was erroneous. A NAFTA panel (the "NAFTA Panel") ruled that key elements of the USDOC's methodology in the antidumping case were erroneous. The USDOC issued a new determination pursuant to the NAFTA Panel's ruling on October 16, 2003, which potentially could reduce the antidumping cash deposit rate to 6.66%. Tembec believes that the USDOC did not comply with the NAFTA Panel's rulings on several issues and challenged those aspects of the new determination before the Panel and is awaiting for a decision. To date, WTO and NAFTA panels have ruled that the USITC has not been able to demonstrate that softwood lumber imports from Canada have threatened with material injury any U.S. industry, although the appeals process has yet to be exhausted and could run to the end of 2004.

Tembec and other Canadian forest product companies, the Federal Government and Canadian provincial governments (the "Canadian Interests") categorically deny the U.S. allegations. The Canadian Interests continue to aggressively defend the Canadian softwood lumber industry in this trade dispute. Tembec has served the U.S. Department of State with a claim against the U.S. under Chapter 11 of NAFTA seeking monetary damages for injury to Tembec's investments arising out of the U.S. conduct of the antidumping and countervailing duty proceedings.

The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the NAFTA or WTO panels. Should these appeals to the NAFTA or WTO panels not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on imports of Tembec's lumber will be determined by the USDOC in annual administrative reviews of these orders, the first of which commenced on July 1, 2003 and will be completed in 2004, at which time the results of those reviews may be appealed.

4.6  Risk Factors

The following information is a summary only of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this Form.

Adverse Industry Economic Conditions; Cyclical Nature of Business

The markets for pulp, lumber, newsprint and other forest products are highly cyclical and characterized by (1) periods of excess product supply due to factors such as industry capacity additions and increased production at existing facilities and (2) periods of insufficient demand due to factors such as weak general economic activity and inventory destocking by customers, amongst other factors. Demand for forest, pulp and paper products is also influenced to a significant degree by the global level of economic activity.

Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec's products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in future, decide to schedule market-related production downtime as a result. Any prolonged or severe weakness in the market for any of Tembec's principal products adversely affects Tembec's revenues, results of operations, cash flow, and its ability to satisfy its obligations under its indebtedness (see caption Leverage and ability to service debt) and its capital expenditure requirements (see caption on Capital intensive operations).

Currency, Commodity and Raw Material Price Exposure

Tembec's financial performance is principally dependent on the selling prices of its products. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. A significant portion of Tembec's sales are conducted in international markets and priced in U.S. dollars. Significant fluctuations in relative currency values affect Tembec's financial performance. Increases in the value of the Canadian dollar or the Euro relative to the U.S. dollar and increases in the value of the U.S. dollar relative to other currencies make Tembec less competitive. Tembec's operations utilize a significant amount of energy, amongst other raw materials, the prices of which can be subject to volatility.

Pricing fluctuations referred to above could have a material adverse effect on Tembec's business, financial condition, results of operations and cash flows. In an attempt to mitigate the effect of this volatility on Tembec's business, financial condition, results of operations and cash flows, Tembec may engage in hedging through the purchase of derivatives. There can be no assurance that such hedging will be successful in materially reducing Tembec's exposure to such risks.

Competition

The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since a majority of Tembec's lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers, many of whom have greater financial resources and operate mills which are lower cost producers than the mills operated by Tembec. The imposition of duties by any country to which Tembec exports its products will have a material adverse effect on its business, financial condition and cash flows. See Item 4.5.1 - Countervailing and Antidumping Duties.

Leverage and Ability to Service Debt

There is no assurance that Tembec's business will generate sufficient cash flow from operations in the future to service Tembec's debt and make necessary capital expenditures, in which case Tembec may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. In addition, a substantial portion of Tembec's bank credit facilities have terms of one year and are subject to annual renewal. There is no assurance that the renewal of the short-term credit facilities or that additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms the failure of which would materially adversely affect Tembec's financial position.

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

Adverse Consequences of Tembec Structure

A significant part of Tembec's business activities and assets are operated or held by its Subsidiaries. As a result, Tembec's ability to meet its financial obligations is dependent upon the receipt of interest and principal payment on intercompany advances, management fees, cash dividends and other payments from its Subsidiaries or joint-venture investments. Tembec's principal Subsidiaries are parties to various agreements, principally loan agreements, that restrict the ability of the respective Subsidiaries to declare dividends or make advances or other payments to Tembec.

Availability and cost of wood fiber

Tembec meets a significant portion of its timber requirements through government granted timber tenures. Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. The courts have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties. Aboriginal groups have claimed substantial portions of land in various provinces in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec's existing Crown tenures or Tembec's private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future. There can also be no assurance that Tembec's access to these tenures will continue to be renewed or extended by the governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fiber and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec's business, financial condition and results of operations.

The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec's business, financial condition and results of operations.

Tembec's pulp and paper mills purchase a significant portion of their fibre requirements from third parties under contract or in the spot market. Lumber prices impact on the availability of wood chips, a by-product of lumber production, required by these mills. Many Canadian lumber producers, especially those in eastern Canada such as Tembec where approximately half of the its pulp production is also located, have curtailed or ceased production in the depressed lumber markets experienced recently, which has resulted in a reduced supply of, and higher prices for, wood chips. There can be no assurance that the Corporation will be able to ensure continuous supply of wood chips and optimize the flow of wood chips to the Corporation's pulp operations which could have a material impact on its business, financial condition, results of operations and cash flows.

Impact of Environmental Matters and Government Regulations

Tembec's operations are subject to a wide range of general and industry specific environmental, occupational health and safety, forestry, labor, tax and other laws and regulations. Environmental requirements under such laws and regulations relate to, inter alia, air emissions, wastewater discharges, waste management, landfill operations, forestry practices, and site remediation. Compliance with these laws and regulations is a significant factor in Tembec's business. Failure by Tembec to comply with applicable environmental laws and regulations and the permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures. Tembec incurs, and expects to continue to incur, significant capital and operating expenditures in order to comply with applicable environmental laws and regulations. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec's business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec's available cash flow.

Capital Intensive Operations

The production of lumber, pulp and paper is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec's various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec's business, financial condition and results of operations.

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

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected historical consolidated financial information of the Corporation (all figures are in millions of dollars except per share amounts):

EARNINGS	1999	2000	2001	2002	2003
Net Sales	1,672.5	2,320.8	2,657.4	2,976.8	2,872.9
Cost of sales	1,198.4	1,641.0	2,047.6	2,534.6	2,635.9
Depreciation and amortization	119.3	145.7	202.9	225.7	227.8
Income taxes (recovery)	46.0	106.1	14.6	(67.8)	(39.1)
Net earnings (loss) applicable to common shares	74.9	195.7	26.1	(117.2)	10.8
	1999	2000	2001	2002	2003
FINANCIAL POSITION
Working capital(1)	342.2	423.1	603.1	551.7	459.7
Fixed assets - net	1,748.7	2,064.8	2,586.4	2,487.8	2,392.4
Long-term debt	1,150.3	1,170.6	1,984.4	1,942.0	1,767.1
Total assets	2,634.9	3,112.8	4,097.3	3,991.4	3,787.1
Shareholders equity	880.6	1,143.8	1,195.9	1,078.7	1,069.5

  Excluding cash and short term debt

The indentures relating to the Corporation's Senior Notes (the "Indentures") prohibit the Corporation from declaring or paying any dividend unless, at the time of declaring and paying such dividend: (i) the Corporation not in default under the Indentures (ii) after giving pro forma effect to the payment of the dividend, the dividend together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by the Corporation after the date of the Indentures is less than the sum of (a) 50% of Tembec's cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by the Corporation after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of the Corporation.

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of operations is contained on pages 4 to 32 of the Annual Report, which are incorporated by reference herein.

ITEM 7 - MARKET FOR SECURITIES OF THE COMPANY

There is no market for the Corporation's securities.

ITEM 8 - DIRECTORS AND OFFICERS

The directors of Tembec are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1 Information Concerning Directors

          CLAUDE BOIVIN, St-Lambert, Québec. Mr. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Corporation since 1998 and serves as a member of its Corporate Governance and Human Resources Committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

          JAMES E. BRUMM, New York, New York. Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Corporation since 1999 and serves as a member of its Audit and Human Resources committees. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 - 2002 and is a Director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia University Law School, a Vice President of the board of the Sanctuary for Families and a board member of Forest Trends and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

          FRANK A. DOTTORI, O.C., Témiscaming, Québec. Mr. Dottori is the President and Chief Executive Officer of the Corporation, has been a director of the Corporation since 1995 and serves as a member of its Environmental Committee. Mr. Dottori is Chairman of the Pulp and Paper Research Institute of Canada, and co-chair of the Free Trade Lumber Council. He is a director of Saputo Inc. and of Bell Nordiq Group Inc.

          JACQUES J. GIASSON, Montréal, Québec. Mr. Giasson is the Chairman and Chief Executive Officer of Groupe Giasson Ltd. and has been Chairman and a director of the Corporation since 1999 and chairs its Corporate Governance Committee as well as serving as a member of its Audit, Environmental and Human Resources committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, Human Resources and Environmental committees in addition to serving as a member of its Audit Committee. He is also a life governor of the Foundation of UQAM.

          PIERRE GOYETTE, Outremont, Québec. Mr. Goyette has been a director of the Corporation since 1999 and chairs its Audit Committee as well as serving as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe St-Hubert Inc., and is Chairman of the Montréal World Film Festival.

          GORDON S. LACKENBAUER, Calgary, Alberta. Mr. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Corporation since 1999 and serves as a member of its Corporate Governance Committee.

          BERNARD LAMARRE, O.C., O.Q., Montréal, Québec. Mr. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Corporation since 1999 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal, of FRE Composites Inc., and of the Montréal Fine Arts Museum.

          MARY THERESA McLEOD, Toronto, Ontario. Ms. McLeod has been a director of the Corporation since 2003 and serves as a member of its Audit Committee. Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and member of its Nominating and Corporate Governance committee. She is also a director of Epcor Utilities Inc., and Westcast Industries Ltd. Ms. McLeod is a Chartered Financial Analyst and earned her MBA from the University of Western Ontario.

          The Hon. ROBERT K. RAE, O.C., P.C., Q.C., Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Corporation since 1999, chairs its Human Resources Committee and serves as a member of its Corporate Governance Committee. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One, Trojan Technology, and Niigon Technology. He also serves as Chairman of the Forum of Federations, of the Institute for Research in Public Policy, the Royal Conservatory of Music and the Toronto Symphony Orchestra. He is a director of the Canadian Ditchley Foundation and national spokesperson for the Leukemia Research Fund. He is also a member of the International Council of the Asia Society, and of the Internal Trade Disputes Panel.

          LUC ROSSIGNOL, Témiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Corporation in 2000.

          GUYLAINE SAUCIER, C.M., Montréal, Québec. Ms. Saucier has been a director of the Corporation since 1999 and serves as a member of its Audit and Human Resources committees. Ms. Saucier is also a director of AXA Insurances Inc., Petro-Canada, Bank of Montreal, Nortel Networks and Altran Technology. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation, of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

          FRANÇOIS TREMBLAY, Montréal, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Corporation since 1999 and serves as a member of its Environmental Committee.

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

As a result of the merger on January 22, 2004 of the Pension Fund Advisory Committee into the Human Resources Committee, the board of directors of Tembec has four standing committees: the Corporate Governance Committee, the Human Resources Committee, the Audit Committee and the Environmental Committee. The Corporate Governance Committee is composed of Messrs. Claude Boivin, Jacques J. Giasson (Chairman), Pierre Goyette, Gordon S. Lackenbauer and Robert K. Rae. The Human Resources Committee is composed of Messrs. Claude Boivin, James E. Brumm, Jacques J. Giasson Robert K. Rae (Chairman) and Mrs. Guylaine Saucier. The Audit Committee is composed of Messrs. James E. Brumm, Pierre Goyette (Chairman), Jacques J. Giasson and Mmes. Guylaine Saucier and Mary Theresa McLeod. The Environmental Committee is composed of Messrs. Bernard Lamarre (Chairman), Frank A. Dottori, Jacques J. Giasson and François Tremblay.

8.2  Information Concerning Non-Director Officers
Non-director officers	Office with the Company	Municipality, Province of residence
Michel Dumas	Executive Vice President, Finance and Chief Financial Officer	North Bay, Ontario
Charles Gagnon	Vice President, Corporate Relations	Témiscaming, Québec
Thomas McAndrew Gale	Vice President and General Manager, Resin Group	Kirkland, Québec
Claude Imbeau	Vice President, General Counsel and Secretary	Beloeil, Québec
Terrence P. Kavanagh	Executive Vice President, President, Pulp and Paper Group	Témiscaming, Québec
Gerry Kutney	Vice President and General Manager, Silvichemical Products Group	Témiscaming, Québec
James Lopez	Executive Vice President, President, Forest Products Group	North Bay, Ontario

Non-director officers	Office with the Company	Municipality, Province of residence
Stephen J. Norris	Treasurer	Beaconsfield, Québec
Yves Ouellet	Vice President, Human Resources	Témiscaming, Québec
Mahendra Patel	Vice President, Engineering and Purchasing	North Bay, Ontario
Jacques Rochon	Vice President, Information Technology	Témiscaming, Québec
Jacques Rocray	Vice President, Environment & Technology	Témiscaming, Québec
Jean-Louis Tétrault	Vice President, Administration and Legal Affairs	St-Bruno, Québec
Richard Tremblay	Corporate Controller	Témiscaming, Québec
Mel Zangwill	Senior Vice President, President, Paperboard Group	Montréal, Québec

No non-director officer of Tembec holds voting securities of the Corporation or any of its Subsidiaries.

During the past five years, each of the non-director officers of the Corporation have been engaged in their present principal occupations or in other executive capacities of the Corporation or with related or affiliated companies indicated opposite their name, except for Thomas McAndrew Gale, who from October 1998 to December 2000 was Vice-President of Cafa Financial Corp., while concurrently acting as President and Chief Executive officer of A.R.C. Resins International Corp. from October 1998 to present.

ITEM 9 - ADDITIONAL INFORMATION

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

The Corporation will provide to any person, upon request to the Secretary of the Corporation:

      when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

        one copy of the Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Form,

        one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year, one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involves the election of directors or one copy of any annual filing, prepared instead of that information circular, as appropriate, and one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

      at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

TEMBEC INDUSTRIES INC.

ANNUAL REPORT 2003

For the fiscal year ended September 27, 2003

TABLE OF CONTENTS

SECTION 1 ...............................................................................................	3
Management's Discussion and Analysis ...............................................	4
Overview ....................................................................................................	6
Segment review ........................................................................................	10
Cash Provided by Operations .................................................................	25
Acquisitions and Investments ..................................................................	26
Financing Activities ..................................................................................	26
Environment ..............................................................................................	28
Industrial Relations ...................................................................................	29
Risk and Uncertainties .............................................................................	29
Outlook ......................................................................................................	31

SECTION 2 ................................................................................................	33
Consolidated Financial Statements of ....................................................	34
Auditors' Report .........................................................................................	35
Consolidated Balance Sheets ..................................................................	36
Consolidated Statements of Operations .................................................	37
Consolidated Statements of Retained Earnings ....................................	37
Consolidated Statements of Cash Flows ................................................	38
Consolidated Business Segment Information .........................................	39
Notes to Consolidated Financial Statements ..........................................	41

SECTION 1

TEMBEC INDUSTRIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 2003

The Management's Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Industries Inc.'s financial performance during the fiscal year ended September 27, 2003 as compared to the fiscal year ended September 28, 2002. All references to quarterly or Corporation information relate to Tembec Industries Inc.'s fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses.

The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Corporation to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Corporation's continuous disclosure filings.

Throughout the MD&A, "Tembec" or "Corporation" means Tembec Industries Inc. and its consolidated subsidiaries and investments. "AV Cell" refers to the Corporation's 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. "Marathon" refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. "Temlam" refers to the Corporation's 50% participation in Temlam Inc., which operates a laminated veneer lumber (LVL) plant in Ville Marie, Québec and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Québec. "Temrex" refers to the Corporation's 50% participation in Produits Forestiers Temrex Limited Partnership, which operates two sawmills in the Gaspé region of Québec. These investments are accounted for by the proportionate consolidation method.

Tembec's operations consist of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. On September 27, 2003 Tembec had approximately 9,900 employees and operated manufacturing facilities in New Brunswick, Québec, Ontario, Manitoba, British Columbia, the state of Louisiana and in Southern France. Principal facilities are described in each of the reportable business segments.

On November 5, 2001, the Corporation purchased the shares of Davidson Industries Inc., which operates a hardwood sawmill and a pine sawmill in Davidson, Québec and a pine sawmill in Woodsville, New Hampshire. The financial results have been fully consolidated in the Corporation's financial statements for all 12 months of fiscal 2002 and fiscal 2003.

On April 5, 2002, the Corporation formed the Temrex 50/50 joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. As part of the transaction, the Corporation sold its sawmill located in Nouvelle, Québec to Temrex. The joint venture also purchased the St. Alphonse sawmill from the other partner. The financial results of the Nouvelle sawmill facility have been fully consolidated for the first six months of fiscal 2002. Temrex has been proportionally consolidated for the last six months of fiscal 2002 and for all 12 months of fiscal 2003.

Details of these transactions are outlined in the "Acquisitions and Investments" section of the MD&A.

On August 21, 2003, the Corporation reached an agreement to purchase the Nexfor sawmills located at LaSarre and Senneterre, Québec. The transaction closed on October 31, 2003 with the Corporation purchasing the assets and working capital for $64.2 million in cash, which was sourced from existing liquidity.

On October 31, 2003, the Corporation reached an agreement to purchase the Weyerhaeuser sawmill, located at Chapleau, Ontario, for $25.5 million including certain elements of working capital. The transaction is expected to close in the fourth calendar quarter of 2003 and is subject to certain conditions being met as well as government and other required approvals.

Accounting Changes

Effective September 29, 2002, the Corporation adopted retroactively with restatement of prior years, the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period.

Effective September 29, 2002, the Corporation adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During fiscal 2003, the Corporation completed the first required annual impairment test of goodwill and did find impairment. The impact is summarized in Note 17 of the audited consolidated financial statements.

Impact of accounting pronouncements on future reporting periods

The CICA has issued new recommendations relating to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. These recommendations will be applicable to the Corporation's fiscal 2004 financial statements. We do not anticipate a material impact resulting from the application of the new recommendations unless events or changes in circumstances were to occur in future periods.

The CICA has issued new recommendations relating to the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. These recommendations will be applicable to the Corporation's fiscal 2005 financial statements. We do not anticipate a material impact resulting from the application of the new recommendations.

The CICA has issued the accounting guideline relating to accounting for trading speculative or non-hedging derivative financial instruments and the accounting guideline for documentation of hedging relationships. The former addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The latter guideline addresses the identification, designation, documentation and effectiveness of the hedging relationship for the purpose of applying hedge accounting. The new guidelines will be applicable to the Corporation's fiscal 2004 financial statements. The Corporation anticipates that the new guidelines could have a significant impact on future results, in that any change in the fair value of derivative financial instruments between September 27, 2003 and the future date of measurement will be recorded in the financial results, whether the contracts are sold or not. At September 27, 2003, the Corporation held a significant amount of US $ foreign exchange contracts having a fair value of $219.5 million. Additional details are outlined in Note 20 of the audited consolidated financial statements.

OVERVIEW

Financial Summary $ millions	1999	2000	2001	2002	2003

Consolidated Gross Sales	1,883.5	2,598.1	2,990.8	3,391.0	3,346.1
Net Sales	1,672.5	2,320.8	2,657.4	2,976.8	2,872.9
EBITDA	362.5	555.0	473.4	275.6	74.9
EBITDA margin	21.7%	23.9%	17.8%	9.3%	2.6%
Net earnings (loss)	74.9	195.7	26.1	(117.2)	10.8

Identifiable Assets (excluding cash)	2,473.7	2,999.7	3,831.7	3,848.1	3,699.5

The decrease in consolidated gross sales of $44.9 million in 2003 was due primarily to lower selling prices in Forest Products and Paper, partially offset by higher prices and volumes in the Pulp segment.

EBITDA margins declined below 5% for the first time in five years. Fiscal 2003 represented the first time that the Corporation has simultaneously experienced trough pricing and margins in its three major segments, Forest Products, Pulp and Paper.

Despite a decrease of $200.7 million in EBITDA, the Corporation's reported net earnings actually improved by $128.0 million over the prior year. There were two important items that more than offset the declining profitability of the major business segments.

The first relates to the Corporation's Euro and US $ hedging programs. In the prior year, both the Euro and Canadian $ had been weaker versus the US $, and the hedges generated a loss of $53.8 million. In fiscal 2003, the US $ weakened against both currencies and the hedging program generated a gain of $64.8 million. The year over year improvement relating to currency hedges was $118.6 million.

The second item, also caused by currency, relates to the restatement of the Corporation's US $ denominated debt. Here again, the stronger Canadian $ at the end of fiscal 2003, up 17% from the end of the prior year, generated a gain of $263.9 million on the translation of its foreign debt. In the prior year, the ending value of the Canadian $ versus the US $ was relatively unchanged and a small gain of $3.7 million was recorded. Although larger in total dollars than the aforementioned currency hedges, the gain on debt translation is an unrealized non-cash gain.

During fiscal 2002, the Corporation incurred non-recurring unusual charges of $23.8 million relating to early redemption of debt and costs associated with the modernization of its sawmills in northern Ontario. In fiscal 2003, the Corporation incurred non-recurring unusual charges of $18.4 million relating to the impairment of goodwill, the permanent closure of a sawmill and fixed assets removed from service.

For the year ended September 27, 2003, the Corporation generated net earnings of $10.8 million compared to a net loss of $117.2 million in fiscal 2002. As noted above, currency gains on hedges and foreign debt accounted for all the improvement.

Sales $ millions	2002	2003	Total Variance	Price Variance	Volume & Mix Variance

Forest Products	966.5	909.0	(57.5)	(43.8)	(13.7)
Pulp	1,228.2	1,290.6	62.4	32.1	30.3
Paper	876.1	824.9	(51.2)	(61.6)	10.4
Paperboard	201.7	185.4	(16.3)	(17.3)	1.0
Chemicals & Other	118.5	136.2	17.7	8.4	9.3

Consolidated Gross Sales	3,391.0	3,346.1	(44.9)	(82.2)	37.3

Consolidated gross sales decreased by 1% from the prior year. Although the total decline of $44.9 million was relatively small, there were significant offsetting items. Lower selling prices in Forest Products, Paper and Paperboard reduced sales by $125.0 million. Higher selling prices and volumes in the Pulp and Chemicals segments increased sales by $80.1 million. During the year, average selling prices were negatively impacted by a stronger Canadian $. The average exchange rate was $0.683 in 2003 versus $0.636 in 2002. In terms of geographical distribution the US remained the Corporation's principal market with 48% of consolidated sales in fiscal 2003, down from 50% in the prior year. Canadian sales represented 19% of consolidated sales, unchanged from the prior year. Sales outside of the US and Canada represented the remaining 33% in fiscal 2003, up from 31% in the prior year.

Forest Products segment consolidated sales decreased by $57.5 million because of lower prices and volumes of SPF lumber and Specialty Wood. Improved pricing for OSB provided a partial offset. The Pulp segment saw its sales increase by 5% or $62.4 million. Higher selling prices and volumes of paper pulps increased sales by $84.0 million. This included $35.3 million relating to the Chetwynd high yield pulp mill, which was restarted in February 2003. The specialty pulp business did not perform as well as sales decreased by $21.7 million, largely volume related. Sales for the Paper segment decreased by 6% or $51.2 million. The Corporation saw prices decrease for all types of paper with higher volumes of coated papers providing a small partial offset.

EBITDA $ millions	1999	2000	2001	2002	2003

Forest Products	126.6	89.6	46.2	70.8	(37.5)
Pulp	74.7	329.9	209.8	96.4	72.7
Paper	134.8	117.2	198.6	72.1	20.9
Paperboard	19.7	10.4	8.1	21.5	10.5
Chemicals & Other	6.7	7.9	10.8	14.7	8.2

	362.5	555.0	473.5	275.5	74.8

The $200.7 million decline in EBITDA was caused by lower profitability in all business segments. Total EBITDA was $74.8 million, which represented a margin of 2.6% of net sales, a level not seen since 1986 and well below the five-year average of 15.1%. EBITDA and margins in the Corporation's three largest business segments all dropped to five year lows in 2003. Forest Products EBITDA declined by $108.3 million as a result of lower selling prices for SPF lumber and higher export duties on lumber shipped to the US. The Paper segment EBITDA declined by $51.2 million due primarily to negative impact on selling prices of the appreciation of the Canadian $ versus the US $.

INTEREST, FOREIGN EXCHANGE AND OTHER $ millions	2002	2003

Interest on indebtedness	166.3	153.2
Premium paid on early redemption of debt	2.4	-
Interest income	(7.1)	(5.7)
Capitalized interest	(0.5)	(4.5)
Amortization of deferred financing costs	6.6	5.4
Foreign Exchange:
Contract losses (gains)	53.8	(64.8)
Loss (gain) on restatement of non-Canadian $ monetary assets	(1.3)	26.3
Loss (gain) on consolidation of foreign integrated subsidiaries	(5.9)	6.4
Loss (gain) on newsprint commodity contracts & lumber futures	(4.5)	1.5
Bank charges and other items	4.6	4.8

	214.4	122.6

Interest, foreign exchange and other items decreased by $91.8 million over fiscal 2002. Interest on indebtedness declined by $13.1 million. The impact of the stronger US $, which reduced the Corporation's EBITDA, also reduced interest expense on its US $ denominated Senior Notes by $10.4 million.

Foreign exchange contract gains totalled $64.8 million versus a loss of $53.8 million in the prior year. During fiscal 2002, the Corporation incurred a loss of $68.3 million on its US $ / Canadian $ program, with a small offset of $14.5 million in gains on its US $ / Euro program. In the year ended September 2003, both the Canadian $ and the Euro were stronger in terms of the US $. As a result, the Corporation generated gains of $17.6 million on its US $ / Canadian $ program and $47.2 million on its US $ / Euro program. While the weaker US $ generated significant hedging gains, it did however reduce the value of US $ monetary assets, principally cash and trade receivables. As a result, the Corporation generated a loss of $26.3 million on restatement of non-Canadian $ monetary assets. Additional details are outlined in Note 20 of the audited consolidated financial statements.

Effective September 29, 2003, the Corporation adopted the new recommendations of Section 1650 of the CICA with respect to foreign currency translation. During the year ended September 2003, the Corporation recorded a gain of $263.9 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from 0.634 US $ to 0.739 US $. In fiscal 2002, the Canadian $ was relatively unchanged and the Corporation recognized a small gain on translation of foreign debt of $3.7 million. The after-tax impact of the gain on translation of foreign denominated debt was $221.0 million as compared to the prior year after-tax gain of $3.1 million.

The following table summarizes the impact of unusual items in fiscal 2002 and 2003 ($ millions):

	September 2002		September 2003
	Pre-tax	After- tax	Pre-tax	After-tax
Early Redemption of Debt	16.0	10.8	-	-
Sawmill Modernization	7.8	5.3	-	-
Goodwill Impairment	-	-	10.1	10.1
Sawmill Permanent Closure	-	-	5.7	5.7
Paperboard Fixed Assets Removed from Service	-	-	2.6	1.8

	23.8	16.1	18.4	17.6

During fiscal 2002, the Corporation called US$250 million 9.875% Unsecured Senior Notes due 2005, including a call premium of 3.292%. The early redemption of the 9.875% Senior Notes generated a pre-tax unusual item of $16.0 million, including $13.1 million pertaining to the payment of the call premium and $2.9 million for the writeoff of deferred financing costs.

Also in fiscal 2002, the Corporation incurred a non-recurring unusual charge of $7.8 million relating to costs associated with the modernization of sawmills in northern Ontario. The charge included $6.1 million relating to the writedown of fixed assets removed from service and $1.7 million for early retirement and employee reduction programs.

In fiscal 2003, the Corporation absorbed a charge of $10.1 million relating to the impairment of goodwill relating to a remanufactured lumber facility acquired in 2000. It also recorded a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. Finally, it absorbed a non-cash charge of $2.6 million relating to the writedown of fixed assets removed from service at the paperboard mill located in Témiscaming, Québec.

FOREST PRODUCTS $ millions	1999	2000	2001	2002	2003

Total Gross Sales Consolidated Gross Sales Net Sales	755.8 641.6 575.1	918.3 797.8 711.8	951.1 795.3 684.8	1,139.3 966.5 831.8	1,082.5 909.0 712.2
EBITDA	126.6	89.6	46.2	70.8	(37.5)
EBITDA margin	22.0%	12.6%	6.7%	8.5%	(5.3)%

Identifiable Assets (excluding cash)	617.7	656.2	735.3	752.4	717.2

The Forest Products segment is divided into two main areas of activity: Forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Corporation's Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for all of the manufacturing units. The group is also responsible for third party timber purchases, which are required to supplement total requirements. The group's main objective is the optimization of the flow of timber into various manufacturing units. As approximately 80% of the Corporation's forest activity in Canada is conducted on Crown Lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2003, the Corporation's operations harvested and delivered 5.8 million cubic meters of timber versus 6.0 million cubic meters in 2002. Additional supply of approximately 1.6 million cubic meters was secured mainly through purchases and exchanges with third parties, the same volume as in the prior year.

The Forest Products group includes operations located in Québec, Ontario, Alberta, British Columbia and France. The group focuses on three main product areas: SPF Lumber and Panels, Specialty Wood and Engineered Wood. The following table summarizes the normal operating levels of each facility by main area of activity and specific product:

SPF Lumber & Panels	Mfbm
Stud Lumber - Taschereau / LaSarre , QC (1)	185,000
Random Lumber - Béarn, QC	90,000
Random Lumber - Nouvelle, QC (2)	70,000
Random Lumber - St. Alphonse, QC (2)	30,000
Stud Lumber - Kirkland Lake, ON	35,000
Random Lumber - Timmins, ON	125,000
Stud Lumber - Cochrane, ON	170,000
Stud Lumber - Kapuskasing, ON	90,000
Random Lumber - Opasatika, ON	95,000
Random Lumber - Hearst, ON	125,000
Random Lumber - Elko, BC	180,000
Random Lumber - Canal Flats, BC	125,000
Random Lumber - Cranbrook, BC(3)	100,000
Finger Joint Lumber - Cranbrook, BC	25,000
1,445,000

Million Ft2 (1/16" basis)
OSB - Saint Georges, QC	1,700

Specialty Wood	Mfbm

Pine and Hardwood Lumber - Davidson, QC	55,000
Pine and Hardwood Lumber - Mattawa, ON	30,000
Pine and Hardwood Lumber - Témiscaming, QC	15,000
Hardwood Lumber - Huntsville, ON	30,000
Hardwood Flooring - Huntsville, ON	18,000
Pre-Finished Hardwood Flooring - Toronto, ON	10,000
Remanufactured Lumber - Brantford, ON	100,000
Pine Lumber - Brassac, France	15,000
273,000

Engineered Wood	Thousand Ft3

LVL - Ville Marie, QC (4)	450

Mfbm
Engineered Finger Joint Lumber - La Sarre, QC	50,000

Thousand Linear Ft
Wood I-Beam - Blainville, QC (4)	5,000
Wood I-Beam - Bolton, ON (4)	22,500
Wood I-Beam - Calgary, AB (4)	12,000
39,500

Million Lbs
Metal Plates and Webs - Bolton, ON (4)	10.0

    Sites are operated as a combined entity.

    Volumes reflect 50% of the normal operating levels as the unit is part of the Temrex joint venture.

    Dries and planes lumber sawn at the Elko and Canal Flats sawmills.

    Volumes reflect 50% of the normal operating levels as the unit is part of the Temlam joint venture.

The segment is dominated by SPF lumber, which represented 60% of building material sales in fiscal 2003, down from 63% in the prior year. The average selling price of SPF lumber was $44 per mfbm lower than in the prior year. The lower prices were the result of lower US $ prices combined with a Canadian $ that averaged 7.4% higher versus the US $. OSB provided a partial offset as average prices increased by $11 per msf, 32% higher than in the prior year. Specialty and Engineered Wood prices and revenues were also negatively impacted by the stronger Canadian $. Overall, Specialty Wood represented 24% of building material sales in fiscal 2003, unchanged from the prior year. Engineered Wood sales in the year increased from 7% to 8% of building material sales.

In addition to the above, the Forest Products group produced and shipped approximately 2.0 million tonnes of wood chips in fiscal 2003, 84% of which were directed to the Corporation's pulp and paper operations. In 2002, the group produced 2.1 million tonnes and also shipped 84% of this volume to the pulp and paper mills. The internal transfer price of woodchips is based on current and expected market transaction prices.

Total gross sales for this segment reached $1,082.5 million, a decrease of $56.8 million over the prior year. SPF lumber was the cause of the sales decrease as the lower prices and a 2% decrease in volume reduced gross sales by $62.1 million. Overall, the Forest Products segment generated 27% of total Corporation consolidated gross sales, down from 29% in the prior year. As was the case in 2002, virtually all sales occurred in North America.

	Sales ($ millions)		Shipments (000 units)		Selling Prices ($ / unit)
	2002	2003	2002	2003	2002	2003

SPF Lumber & Panels
SPF Lumber (mfbm) (1) (2)	551.9	489.8	1,206.9	1,185.8	457	413
OSB (Msf - 1/16")	54.1	65.9	1,547.6	1,425.2	35	46

	606.0	555.7

Specialty Wood
Pine and Hardwood (mfbm)	106.6	99.5	125.8	123.4	847	806
Hardwood Flooring (mfbm)	67.7	73.1	21.5	20.9	3,149	3,498
Remanufactured Lumber (mfbm)	37.8	23.1	84.8	63.0	446	367

	212.1	195.7

Engineered Wood
LVL (cubic feet)	13.2	14.4	555.0	636.6	24	23
Eng. Finger Joint Lumber (mfbm)	4.7	10.2	9.1	16.8	516	607
Wood I-Beams and Rim Joists (Linear Ft)	31.4	30.4	21,579	21,078	1.46	1.44
Metal Plates & Webs ('000 lbs)	8.3	7.6	9,593	10,164	0.87	0.75

	57.6	62.6

Total Building Materials	875.7	814.0

Wood chip & other sales	263.6	268.5

Total Gross Sales	1,139.3	1,082.5

Internal wood chip & other sales	(172.8)	(173.5)

Consolidated Gross Sales	966.5	909.0

  Includes 100% of Nouvelle, QC sawmill for the first six months of fiscal 2002. 50% thereafter.
  Includes 50% of the Saint-Alphonse, QC sawmill for the last six months of fiscal 2002 and all of fiscal 2003.

Markets

The benchmark random length Western SPF lumber net price averaged US$251 per mfbm in 2003, a decrease from US$269 per mfbm in 2002. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) decreased from US$339 per mfbm to US$321 per mfbm in 2003. The Corporation considers these to be relatively low levels, approximately US$25 to US$30 below trendline prices for SPF lumber. This weak pricing did not correlate with the favourable interest rate environment experienced in North America and the strong lumber demand as evidenced by US annual housing starts in excess of 1.7 million units. It is the Corporation's view that the ongoing lumber trade dispute between Canadian and US producers is undercutting normal market forces.

It has now been 30 months since the five-year Canada / US Softwood Lumber Agreement (SLA) expired on April 1, 2001. On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber to the US were filed with the US Department of Commerce (USDOC) and the US International Trade Commission (USITC) by certain US industry and trade groups. In August 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding rate of 19.31% on Canadian softwood lumber shipped to the US after August 16, 2001.

The preliminary countervailing duty continued in fiscal 2002 as the Corporation accrued a $11.0 million on lumber shipments to the US from September 30 to December 15, 2001. Preliminary countervailing duty effectively expired on the latter date. In addition, on October 31, 2001, the USDOC made a preliminary antidumping determination imposing a bonding requirement at the rate of 10.76% on the Corporation's shipments of Canadian softwood lumber to the US. The aforementioned average rate was assigned specifically to the Corporation based on the USDOC review of our actual historical shipments to the US. During the first half of fiscal 2002, the Corporation accrued a total of $9.7 million relating to shipments to the US between November 6, 2001 and March 30, 2002.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the US lumber industry, effectively removing the requirement to remit the $21.8 million of accrued preliminary countervailing duty and the $9.7 million of accrued preliminary antidumping duty. In the June 2002 quarter, the Corporation reversed accruals totalling $31.5 million relating to the above items. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing and antidumping duties on a going forward basis. Effective May 22, 2002, the Corporation's softwood lumber exports to the US have been subject to a countervailing duty cash deposit rate of 18.79% and an antidumping cash deposit rate of 10.21%. To the end of fiscal 2002, the Corporation incurred a charge of $18.2 million relating to countervailing duty deposits and a charge of $10.1 million relating to antidumping duty deposits for lumber shipped to the US between May 22, 2002 and September 28, 2002. During fiscal 2003, the Corporation incurred a charge of $49.7 million relating to countervailing duty and a charge of $31.5 million for antidumping duty for lumber shipped to the US between September 29, 2002 and September 27, 2003. The Corporation is currently remitting cash deposits to cover the applicable estimated duties.

Overall, the net impact of duties in fiscal 2003 was a charge of $81.2 million, up from $17.5 million in the prior year. The increase in duties was the principal contributor to the drop in reported EBITDA. The expense for countervailing and antidumping duties is recorded as sales deductions in the Corporation's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information. Additional details are outlined in Note 13 of the audited consolidated financial statements.

Operations

The volume of SPF lumber sold decreased by 2% compared to 2002. In light of the trade issues with the US, the Corporation is taking steps to proactively manage its product mix to minimize the impact of lumber export duties. Concurrently, the Corporation continued with its program to improve the value mix of the products it manufactures and sells. These efforts, combined with certain sawmill process improvements are the primary reason that the average price of the Corporation's SPF lumber shipments decreased by 9% per mfbm over the prior year, whereas the benchmark grades, adjusted for the change in currency, decreased by 12%. In addition to the improved product mix, average cash costs of SPF lumber were reduced by $17 per mfbm sold.

Overall, EBITDA decreased by $108.3 million. The lower SPF prices combined with the $63.7 million increase in lumber export duties noted previously were the primary cause. The Forest Products segment reduced total Corporation EBITDA in fiscal 2003, whereas it had generated 26% in the prior year.

PULP $ millions	1999	2000	2001	2002	2003

Total Gross Sales Consolidated Gross Sales Net Sales	622.7 562.6 492.9	1,157.1 1,073.8 966.2	1,276.3 1,202.9 1,084.4	1,301.7 1,228.2 1,091.1	1,380.4 1,290.6 1,149.1
EBITDA	74.7	329.9	209.8	96.4	72.7
EBITDA margin	15.2%	34.1%	19.3%	8.8%	6.3%

Identifiable Assets (excluding cash)	989.8	1,328.7	1,599.8	1,600.7	1,490.1

The Pulp group consists of eleven market pulp manufacturing facilities operating at ten sites. The facilities are divided into two main types. Paper pulp mills produce softwood kraft, hardwood kraft and high yield pulps. Specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Nine of the pulp mills are wholly-owned and the Corporation has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Corporation's financial and statistical data include only its 50% proportionate share of these two mills. The Corporation does however have responsibility for marketing the entire output of the two joint ventures. The Corporation's partner in the AV Cell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. In October 2002, the Corporation acquired the assets of the idled Chetwynd high yield pulp mill for the nominal sum of $1. The mill, located in northern British Columbia, had not operated since April 2001. Commercial production at the mill resumed in February 2003 and the startup period lasted approximately 5 months. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps
Tonnes
Softwood Kraft - Skookumchuck, BC	270,000
Softwood Kraft - Smooth Rock Falls, ON	200,000
Softwood Kraft - Marathon, ON (50% of current annual capacity)	95,000
Softwood Kraft - Tarascon, France	260,000
Hardwood Kraft - Saint-Gaudens, France	305,000
Hardwood High Yield - Témiscaming, QC	300,000
Hardwood High Yield - Matane, QC	230,000
Hardwood High Yield - Chetwynd, BC	200,000
1,860,000
Specialty Pulps

Specialty Cellulose - Témiscaming, QC	165,000
Fluff - Tartas, France	155,000
Dissolving - Atholville, NB (50% of current annual capacity)	60,000
380,000

Total Pulp	2,240,000

Total sales for the Pulp group reached a record high of $1,380.4 million, an increase of $78.7 million over the prior year. The Group benefited from higher paper pulp selling prices and set a new record for sales volume. The Corporation sold an additional 59,100 tonnes of pulp in fiscal 2003, up 3% from the prior year. After eliminating internal sales, the Pulp group generated 39% of consolidated gross sales, an increase from 36% in the prior year.

Markets

The Pulp segment is more "global" than the other business groups within Tembec. In 2003, 76% of consolidated gross sales were generated outside of Canada and the United States, compared to 78% in 2002. The Corporation markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada; Signy/Nyon, Switzerland; and Beijing, China. The Corporation's sales force also markets pulp produced by third parties. In fiscal 2003, agency pulp sales totalled 4,500 tonnes compared to 8,500 tonnes in 2002.

Year over year, average selling prices of external pulp shipments increased by $17 per tonne as compared to the year ago period. This was a partial reversal of fiscal 2002, which saw average prices decline by $117 per tonne. The benchmark NBSK pulp price (delivered US) stood at US$480 per tonne at the beginning of fiscal 2002. Pulp prices continued to weaken, eventually troughing at US$460 per tonne in April 2002, a level not seen since March 1996. Prices then recovered to US$510 per tonne in the summer of 2002 before dropping back to US$480 per tonne in December 2002. We then experienced a fairly positive period, which saw published prices increase by US$100 per tonne to US$580 per tonne by April 2003. This price held for most of the spring, but we experienced a decline of $30 per tonne to US$550 per tonne in the summer of 2003, and that is the level at which fiscal 2003 ended. A positive element during the period was that North American and Scandinavian (Norscan) inventories remained in the 1.7 million tonne range. In the previous 1996 trough period, inventories had reached nearly 2.6 million tonnes. In last year's MD&A, we had expressed a view that prices would remain relatively low in the first half of fiscal 2003 and we would then see a modest improvement beginning in the spring of 2003. Although our view on prices turned out to be relatively accurate, we had not anticipated the impact of the declining US $, as the Canadian $ averaged 7.4% higher and mitigated much of the positive impact of the higher pulp prices. The only positive in the area of currency, is that the Euro has also strengthened considerably versus the US $ during 2003, reducing the effective cost of pulp for European purchasers of market pulp.

	Sales ($ millions)		Shipments (000 tonnes)		Selling Prices ($ / tonne)
	2002	2003	2002	2003	2002	2003

Paper Pulps
Softwood Kraft	511.0	533.8	766.7	789.1	666	676
Hardwood Kraft	184.1	184.1	293.5	282.0	627	653
High Yield (1)	283.5	344.8	496.9	568.2	571	607
Specialty Pulps	314.4	292.0	352.3	329.2	892	887

Total Pulp Sales	1,293.0	1,354.7	1,909.4	1,968.5

Other Sales	8.7	25.7

Total Sales	1,301.7	1,380.4

Internal Sales	(73.5)	(89.8)	(112.8)	(110.3)

Consolidated Gross Sales	1,228.2	1,290.6	1,796.6	1,858.2

      (1) Includes Chetwynd for the last six months of fiscal 2003.

Operations

Total shipments in fiscal 2003 increased by 59,100 tonnes over the prior year, establishing a new record. The increase was primarily due to the restart of the Chetwynd, B.C. high yield pulp mill in February 2003. During fiscal 2003, the mill produced 75,000 tonnes and shipped 62,100 tonnes. In fiscal 2003, the Pulp group undertook 75,400 tonnes of total downtime, including 11,400 tonnes taken at two eastern Canadian NBSK mills in response to woodchip supply constraints. This compares to 51,500 tonnes of maintenance downtime and 4,100 tonnes of market related downtime taken a year ago.

Despite relatively "full" operations, the reported delivered cash costs increased by $57.2 million or $29 per tonne shipped. The stronger Euro, which averaged 1.583 Canadian $, or 9.5% higher than the 1.445 experienced a year ago, was an important factor. As a result, cash costs for our three French pulp mills, which represented 36% of the segments total sales volume, were approximately $40.5 million higher than would have been the case if the Euro had not appreciated versus the Canadian $. The cash costs of the French mills, expressed in Euros, actually declined by 10 Euro per tonne in fiscal 2003. In addition, the two Témiscaming, Québec pulp mills incurred higher operating costs and reduced operating efficiencies associated with the treatment of their effluent.

The Corporation remained mindful of allowing its inventories to increase beyond normal levels. Total consolidated pulp inventories at September 27, 2003 were 150,600 tonnes, representing approximately 25 days of production. This was similar to 2002 when we ended the year with 148,700 tonnes or 25 days of production in inventory.

Total 2003 shipments of 1,968,500 tonnes include 56,400 tonnes of high yield and 39,500 tonnes of softwood kraft consumed by the Corporation's paperboard operations as compared to 56,200 tonnes and 40,900 respectively in the prior year. As well, 14,400 tonnes of pulp were consumed internally by various other pulp and paper operations, as compared to 15,700 tonnes in 2002. In all, internal pulp consumption represented approximately 6% of total shipments, unchanged from the prior year.

The eight North American pulp mills purchased approximately 2.2 million bone dry tonnes of woodchips in fiscal 2003, up from 2.1 million tonnes in the prior year. Of this amount, approximately 44% were supplied by the Forest Products Group. This represents a small decrease over the prior year when 50% were supplied internally. The remaining requirements were purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchased 1.4 million bone dry tonnes of woodchips in fiscal 2003, the same amount as in 2002. The fibre is sourced from many private landowners.

Overall, improved pricing was not able to offset the higher Canadian $ reported manufacturing cash cost of our French mills and EBITDA declined by $23.7 million and margins dropped from 8.8% to 6.3%. As a result of the negative EBITDA of the Forest Products Group, the Pulp Group EBITDA represented 97% of total Corporation EBITDA in 2003, up from 35% in the prior year.

PAPER $ millions	1999	2000	2001	2002	2003

Consolidated Gross Sales Net Sales	447.6 403.6	482.4 435.8	701.5 638.6	876.1 777.8	824.9 727.8
EBITDA	134.8	117.2	198.6	72.1	20.9
EBITDA margin	33.4%	26.9%	31.1%	9.3%	2.9%

Identifiable Assets (excluding cash)	526.6	644.5	1,052.0	1,026.9	990.4

The Paper segment currently includes four paper manufacturing facilities with a total of 12 paper machines. The Spruce Falls mill located in Kapuskasing, Ontario produces newsprint and uncoated groundwood (UCGW) papers. The Pine Falls, Manitoba mill produces newsprint. The facility located in Saint-Raymond, Québec produces machine finished coated paper (MFC) and high brightness UCGW papers. The St. Francisville, Louisiana mill produces coated and specialty papers. The following table summarizes the products and current annual capacity of each facility by main type:

Newsprint & Uncoated Groundwood Papers	Tonnes
Newsprint - Kapuskasing, ON	400,000
Newsprint - Pine Falls, MB	180,000
High-Brite - St. Raymond, QC	28,000
608,000

Coated Papers
Coated No 4 and 5 - St. Francisville, LA	280,000
Machine Finished Coated - St. Raymond, QC	40,000
320,000

Specialty Papers
Uncoated Bleached Board - St. Francisville, LA	83,000
Specialty Kraft Paper - St. Francisville, LA	30,000
113,000

Total Paper	1,041,000

Although the above table shows all capacities in "metric" tonnes, coated paper and certain specialty papers are sold primarily in short tons.

Sales for the segment declined to $824.9 million, a decrease of $51.2 million over 2002. Lower effective selling prices for all grades of paper reduced sales by $61.6 million or $63 per tonne shipped. In the case of newsprint and UCGW, prices decreased despite the increase in US $ reference prices, the stronger Canadian $ being the cause. Coated paper prices dropped even more, absorbing the combined impact of lower US $ reference pricing and the stronger Canadian $. Overall, the Paper group generated 25% of consolidated sales in fiscal 2003, as compared to 26% in the prior year.

Markets

The focus of the Paper business is North America, which accounted for 95% of sales in 2003, compared to 97% in 2002. The US alone accounted for 85% of sales. Newsprint and UCGW prices averaged $34 per tonne less in 2003 versus the prior year. During fiscal 2002, the benchmark newsprint price (48.8 gram - East Coast) continued to decline, eventually troughing at US$435 per tonne in July 2002, a level not seen since April 1994. Since then, we have witnessed a slow and gradual improvement, with the benchmark price reaching US$500 per tonne in September 2003.

The recovery in pricing of coated papers has been slower to materialize. During fiscal 2002, the benchmark price (No 5 - 40 lb) dropped by US$105 per short ton, troughing at US$665 per short ton in September 2002, a level not seen in more than a decade. During the last half of fiscal 2003, producers raised prices and the benchmark price stood at US$695 per short ton at September 2003.

	Total sales ($ millions)		Shipments (000 tonnes)		Selling Price ($/tonne)
	2002	2003	2002	2003	2002	2003

Newsprint and UCGW	424.8	403.8	597.4	596.1	711	677
Coated Papers	321.8	299.0	270.1	279.5	1,191	1,069
Specialty Papers	129.5	122.1	99.6	100.2	1,300	1,219

Consolidated Gross Sales	876.1	824.9

Operations

For the year ended September 27, 2003, the Group's mill enjoyed relatively full operations with no significant market related production curtailments, as was the case in the prior year. Total cash costs at the three Canadian mills increased by $14.5 million or $23 per tonne, primarily as a result of higher purchased energy costs. This unfavourable item was more than offset by a cash cost decrease of $30.3 million relating to the St. Francisville, Louisiana paper mill. The decrease is due to the relative increase in the value of the Canadian $ versus the US $. The mill's cash cost, expressed in US $, was relatively unchanged year over year.

The Paper Group's mills are large users of virgin fibre, primarily in the form of woodchips. During fiscal 2003, the operations purchased 1.1 million bone dry tonnes of virgin fibre, of which approximately 33% was internally sourced. This represents the same volume and percentage as fiscal 2002. The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2003, these two facilities consumed 104,900 tonnes of wastepaper, down from 109,500 tonnes in 2002.

Overall, fiscal 2003 was a difficult year. Weak US $ prices combined with the stronger Canadian $ to generate low Canadian $ selling prices. Although, the US $ cost base of the St. Francisville mill provided a partial currency offset, EBITDA and margins declined to levels not seen since the Corporation diversified into paper in 1997. In fiscal 2003, the Paper Group generated 28% of total Corporation EBITDA, compared to 26% in the prior year.

PAPERBOARD $ millions	1999	2000	2001	2002	2003

Consolidated Gross Sales Net Sales	182.6 156.9	180.5 151.9	193.4 164.4	201.7 172.7	185.4 157.6
EBITDA	19.7	10.4	8.1	21.5	10.5
EBITDA margin	12.6%	6.8%	4.9%	12.4%	6.7%

Identifiable Assets (excluding cash)	237.2	236.8	252.6	245.7	226.9

The Paperboard segment consists of a multi-ply bleached coated paperboard machine located in Témiscaming, Québec. The annual capacity of the machine is 160,000 tonnes. The paperboard mill is partially integrated with a high yield pulp mill and also consumes NBSK pulp manufactured by the Corporation at other sites.

	Total Sales ($ millions)		Shipments (000 tonnes)		Selling Price ($ per tonne)
	2002	2003	2002	2003	2002	2003

Paperboard - rolls	129.1	114.3	106.2	105.6	1,216	1,082
Paperboard - sheets	72.6	71.1	42.6	43.9	1,704	1,620

Consolidated Gross Sales	201.7	185.4

Markets

North American sales accounted for 92% of total sales in 2003, up from 88 % in the prior year. Products are sold in roll and sheet form, with the latter commanding higher prices due to additional conversion costs. The Corporation markets its paperboard in three different market areas; commercial printing and publishing, specialty bleached linerboard and packaging.

Average selling prices in 2003 declined by approximately 9% from 2002, reducing sales by $17.7 million or $118 per tonne sold. Here again, the stronger Canadian $ was the primary cause of the decrease. The mill sold 149,500 tonnes in 2003, similar to the 148,800 tonnes sold in 2002. The Paperboard segment generated 6% of total Corporation sales, the same percentage as 2002.

Operations

The board machine produced 143,900 saleable tonnes in 2003, a decrease of 4% from 149,300 tonnes in 2002. The mill had 25 fewer operating days in fiscal 2003. In February, the paperboard machine was down approximately nine days to install new process equipment. Subsequently, in the summer period, the machine took approximately two weeks of market related downtime to balance inventories and demand. After allowing for the downtime, the operating efficiency of the machine actually increased by 4% or 15 tonnes per operating day.

Overall, the stronger Canadian $ weakened prices, with higher efficiency and lower cash costs providing a partial offset. The Paperboard segment contributed 14% of total Corporation EBITDA in fiscal 2003, up from 8% in the prior year.

CHEMICALS $ millions	1999	2000	2001	2002	2003

Consolidated Gross Sales Net Sales	49.0 45.0	63.5 54.9	97.6 85.1	118.0 102.8	133.5 118.5
EBITDA	6.4	7.4	10.6	14.9	8.4
EBITDA margin	14.2%	13.5%	12.5%	14.5%	7.1%

Identifiable Assets (excluding cash)	35.9	44.1	68.7	68.5	69.9

The Chemical segment operates in two main areas of activity: phenol-formaldehyde resins and silvichemicals.

The resin business operates a liquid resin plant and a spray dryer in Témiscaming, Québec, a liquid resin plant and a formaldehyde plant in Longueuil, Québec, and a spray dryer in Trois-Pistoles, Québec. Products are sold in liquid and powder form.

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

	Total Sales ($ millions)		Shipments (000 units)		Selling Price ($ per unit)
	2002	2003	2002	2003	2002	2003

Resin (tonnes)	75.5	93.5	88.7	97.9	851	955
Lignin (tonnes)	41.2	41.3	188.3	182.6	219	226
Alcohol (000 litres)	7.4	5.6	11.0	8.5	673	659

Total Sales	124.1	140.4

Internal Sales	(6.1)	(6.9)

Consolidated Gross Sales	118.0	133.5

Markets

Chemical products are sold primarily in North America with such sales representing 78% of the total in 2003, compared to 77% in 2002. Resin products, which accounted for 67% of chemical sales, are designed for the OSB industry. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets. Chemical Group sales represented 4% of consolidated sales in 2003, up from 3% in the prior year.

The increase in sales of $15.5 million is due primarily to higher volumes and selling prices for resin products. However, the increase in selling prices did not keep pace with the increases in purchased raw materials, and EBITDA and margins declined in both resins and silvichemicals. The Chemical Group generated 11% of total Corporation EBITDA, up from 5% in fiscal 2002.

CASH PROVIDED BY OPERATIONS

Cash flow from operations before working capital changes for fiscal 2003 was negative $44.6 million, a $96.9 million decline from the comparable period last year. The reduced cash flow corresponds to the decline in EBITDA, partially offset by lower interest and foreign exchange costs. For the year ended September 2003, non-cash working capital items generated $126.4 million, an increase from $14.9 million generated by the same items in the prior year.

Capital Spending $ millions	1999	2000	2001	2002	2003

Forest Products	36.6	65.8	30.1	41.1	30.3
Pulp	36.5	135.9	94.2	40.6	74.3
Publishing Papers	14.1	58.2	83.5	6.5	12.2
Paperboard	2.5	3.4	20.9	3.9	6.3
Chemicals and other	1.2	1.6	2.1	6.8	8.7

Net Fixed Asset Additions	90.9	264.9	230.8	98.9	131.8

As a % of Net Sales	5%	11%	9%	3%	5%
As a % of Fixed Asset Depreciation	80%	190%	118%	45%	59%

In response to the continued weak cash flow, the Corporation has limited capital expenditures to mandatory projects and those with high rates of return. In fiscal 2003, net fixed asset additions totalled $131.8 million compared to $98.9 million in the comparable period a year ago. The amount spent is equal to 59% of fixed asset depreciation and 5% of net sales. The increase over the prior year is largely a result of capital expenditures of $28.6 million related to the startup of the recently acquired Chetwynd, BC high yield pulp mill. The mill was restarted in February 2003 and the remaining capital expenditures are not anticipated to be significant.

ACQUISITIONS AND INVESTMENTS

On November 5, 2001, the Corporation purchased all of the shares of Davidson Industries Inc., which owns and operates a hardwood sawmill and a pine sawmill in Davidson, Québec and a pine sawmill in Woodsville, New Hampshire. The total purchase price was $27.7 million, including the assumption of $25.5 million of indebtedness and the issuance of a non-interest bearing $2.2 million three year note to the vendors.

On April 5, 2002, the Corporation formed the Temrex 50/50 joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. The two partners initially each invested $32.8 million in cash to capitalize the partnership. The latter then purchased the Corporation's Nouvelle sawmill assets and related net working capital for $41.8 million in cash. The partnership also purchased the assets and net working capital of the Saint-Alphonse sawmill from the other partner for $23.0 million.

FINANCING ACTIVITIES

The Corporation's total debt decreased from $2,029.3 million to $1,794.9 million at the end of fiscal 2003. The decrease was due exclusively to the revaluation of the Corporation's US $ denominated debt, the Canadian $ having ended the 2003 fiscal year at US$0.739, compared to US$0.634 a year ago. The currency change reduced the carrying value of the Corporation's US $ denominated debt by $263.9 million in fiscal 2003. The Corporation's inability to generate positive free cash flow under the current pricing environment limited its ability to reduce debt or make acquisitions.

As part of its long term strategy, the Corporation has resolved to maintain its percentage of net debt to total capital to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Corporation to access capital markets at favourable rates. The Corporation remains committed to this program. As the Corporation's leverage at September 27, 2003 exceeds its stated goal, the emphasis in the near term will be to maintain relatively high liquidity and limit capital expenditures. Improvement in the pricing levels of the Corporation's main business segments will be required before any reduction in financial leverage can be achieved.

Current credit ratings of various agencies on the significant long term debt instruments are outlined in the table below.
Dominion Bond Rating Service	Moody's Investors Service	Standard & Poor's
BB	Ba 3	BB

The Corporation's ratings were reduced during 2003 as the continued low selling prices combined with a stronger Canadian $ and a full year of lumber export duties reduced EBITDA margins to very low levels.

Tembec's long term debt is summarized in the following table:

$ millions	2002	2003

Tembec Industries - Advance from parent company	126.2	91.2
Tembec Industries - US$500 million 8.5% senior notes	788.6	676.5
Tembec Industries - US$350 million 7.75% senior notes	552.1	473.5
Tembec Industries - US$350 million 8.625% senior notes (US$250 million in 2002)	394.3	473.5
Tembec Industries - 8.30% unsecured debentures	30.7	-
Tembec Industries - 7% unsecured subordinated debentures	20.0	10.0
Spruce Falls - US$8.6 million 8.39% senior notes (US$17.1 million in 2002)	27.0	11.6
Spruce Falls - non-interest bearing Ontario Hydro loan	25.9	-
Tembec S.A. debt	14.0	13.5
Proportionate share of Marathon debt (50%)	19.7	17.0
Proportionate share of Temlam debt (50%)	9.0	9.1
Other debt	21.8	19.0
	2,029.3	1,794.9
Current portion included in above	87.3	27.8

In March 2002, the Corporation issued US$350 million of 7.75% Unsecured Senior Notes due 2012. The majority of the proceeds were used to call the US$250 million 9.875% Unsecured Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. During the quarter ended March 2002, the early redemption of the 9.875% Senior Notes generated an unusual pre-tax charge of $16.0 million. The remaining proceeds were to be used to redeem the C$115 million 8.30% Unsecured Debentures. To the end of fiscal 2002, the Corporation had repurchased $84.3 million of the 8.30% Debentures. The balance of $30.7 million was repaid at maturity in January 2003.

In March 2003, the Corporation issued US$100 million of Unsecured Senior Notes as an "add-on" to the existing US$250 million 8.625% Unsecured Senior Notes. The additional tranche was issued at par. The proceeds were used for general corporate purposes.

During 2003, the Corporation made required principal payments of $10.0 million on the 7% unsecured subordinated debentures, US$8.5 million on the 8.39% senior notes and $25.9 million on the Ontario Hydro loan. It also repaid $35 million of parent Corporation advances.

At the end of September 2003, Tembec had cash and temporary investments of $114.3 million plus unused operating lines totalling $298.3 million. This compares to $149.8 million and $376.8 million respectively at the end of the prior fiscal year. The Corporation's objective is to maintain total available liquidity of approximately $400 to $500 million.

During September 2003, the Corporation redeemed 1,250,000 Series 3 Class B Preferred Shares at their original issue price of $16 per share, or $20 million. The preferred shares had been issued in 1994 as part of the Temboard restructuring.

ENVIRONMENT

Tembec's operations are subject to a variety of environmental laws and regulations covering emissions of gaseous, liquid and solid waste. The Corporation believes that its operations generally conform to the requirements. If issues of non-conformity arise, the Corporation, in conjunction with appropriate government regulating agencies, takes timely and appropriate measures to address the issues. Tembec has implemented environmental management programs aimed at meeting or exceeding the standards established by the regulatory agencies.

The Témiscaming site continued with its program to reduce the amount of particulate matter produced by its three waste liquor boilers. In 1999, the Corporation began a major multi-year modernization program at the Specialty Cellulose mill. As of September 27, 2003, a total of $115.4 million had been spent. The project includes the installation of electrostatic precipitators to reduce particulate matter exhausted to atmosphere to a level which meets the regulatory requirements. In late 2002, the Témiscaming site installed a new wet electrostatic precipitator on one of its boilers. Two remaining boilers will be equipped with electrostatic precipitators at the end of 2004. As well, the modernization project has already yielded positive results in the area of effluent treatment. In late 2000, the specialty cellulose pulp mill started up new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Témiscaming site to comply with adsorbable organic halogens limits.

The provincial regulator has filed charges against the Témiscaming site relating to discharges of effluent that exceeded the regulatory standard. The Corporation is currently contesting the charges and considers that the outcome will not materially affect its financial results. Tembec has been actively assessing the merits of various options to address this situation. These include strategies to reduce its effluent at source, improve the operating efficiency of the existing treatment equipment, expand treatment capacity and/or construct an anaerobic waste treatment facility. Failure to improve the performance of the existing waste water treatment facility will lead to higher operating costs and reduced operating efficiencies at the Témiscaming site.

Particulate matter emissions were also reduced at the Smooth Rock Falls pulp mill. In late 2000, we completed the installation of an electrostatic precipitator on the facility's bark refuse boiler and subsequently started up a second precipitator on the waste liquor recovery boiler. The site also benefited from the expansion of its effluent treatment facilities. The total cost of these three items was $16.3 million. In 2002, this site benefited from an investment of $1.5 million to complete the installation of a black liquor oxydation process to reduce total reduced sulphur (TRS) emissions at the mill. However, the mill's TSR, nitrogen oxides and total suspended particulates air emissions levels remain above regulatory standards. The Corporation filed an updated action plan with the provincial regulator in November 2003. The Corporation anticipates that further capital expenditures will be required to bring the operations within full compliance but that these expenditures will not materially affect its financial position.

The Corporation has developed a multi-year environmental plan for its three French pulp mills to ensure compliance with current and upcoming environmental standards. The total estimated cost is $130 million to be spent over the next five years. Major items include the installation of electrostatic precipitators to reduce particulate emissions to atmosphere, new boilers and upgrades and process modifications to effluent treatment facilities.

At September 27, 2003, the Corporation had accrued $4.5 million (US$3.3 million) for the estimated future costs related to the closure and post-closure of certain solid waste landfill sites at the St. Francisville, Louisiana paper mill. The accrued amounts are expected to be paid during the operation of the landfills, through closure of the sites and the thirty-year post closure monitoring period.

INDUSTRIAL RELATIONS

There are collective agreements covering approximately 6,500 employees in Tembec's operations. At September 27, 2003, there were two agreements covering 275 employees under active negotiations. During fiscal 2004, a total of 15 agreements covering 1,590 employees will expire. The remaining contracts expire at various dates to June 2009. The Corporation anticipates it will reach satisfactory agreements on contracts currently under active negotiations.

RISKS AND UNCERTAINTIES

Product Prices

Markets for the Corporation's principal products are highly competitive and cyclical in nature. The general level of economic activity and changes in industry capacity have a significant impact on selling prices and operating margins. Based on 2004 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings.

	Impact on after-tax earnings ($ millions)	Average selling prices ($) 4th Quarter - 2003
Pulp - $25/tonne	35.6	673
Publishing papers - $25/tonne	17.6	805
SPF lumber - $10/Mfbm	9.4	439
Paperboard - $50/tonne	5.4	1,165

The Corporation's strategy is to mitigate price volatility by; maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Corporation may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. In early fiscal 2002, the counterparty to newsprint hedges, Enron, effectively defaulted on 105,000 tonnes of hedges. Since the Corporation did not mark to market the hedges, the default did not impact its earnings. The Corporation has not purchased any additional newsprint hedges since that time. During fiscal 2003, the Corporation recorded a loss of $0.7 million relating to lumber price hedges, compared to a gain of $0.6 million in the prior year. The Corporation has not yet purchased any pulp price hedges, but will continue to monitor market developments. The opportunity to stabilize margins in the pulp sector merits serious consideration.

Foreign Exchange

Tembec sells the majority of its products outside of Canada (81% of gross sales in 2003), mostly in US $. As such, the relative strength of the Canadian $ versus its US counterpart has a major impact on sales and operating earnings. To reduce the impact on net earnings of short and medium term fluctuations in currency rates, Tembec had adopted a policy of hedging approximately 50% of its anticipated net US $ receipts with fixed forward contracts of up to 36 months in duration. As well, the acquisition of the two French pulp mills in October 2000 led to the implementation of a smaller US $ / Euro program to effectively hedge the anticipated margins generated by these operations.

During fiscal 2003, the Corporation continued with its US $ / Canadian $ hedging program. In 2003, this program yielded a gain of $17.6 million as compared to a loss of $68.3 million in the prior year. At September 27, 2003, there remained outstanding US $1,158.9 million of foreign exchange contracts at an average rate of 1.5772 (0.634). If the contracts had been settled at that date, based on the ending conversion rate of 1.3529 (0.739), the Corporation would have received $219.5 million. The US $ / Canadian $ program, which began in 1995, was designed to pre-sell up to 50% of anticipated net US $ receipts for a three year period. At that time, the Corporation was less than a quarter of its current size on a gross sales basis. In light of Tembec's growth and greater geographic diversification, the Corporation has been reviewing the requirement for such a large scale program going forward. Consideration is currently being given to reducing or exiting the US $ / Canadian $ program.

At the end of September 2002, the Corporation had US$444.0 million of US $ / Euro foreign exchange options outstanding with scheduled maturities from October 2002 to March 2005. This program had been put in place in October 2000, coincident with the purchase of the two Larochette pulp mills, located in Southern France. In light of the significant strengthening of the Euro versus the US $, the Corporation liquidated its position in fiscal 2003. As a result, in addition to gains of $44.8 million realized on the options during fiscal 2003, the Corporation has generated a deferred gain of $76.5 million on the options that would normally have matured in fiscal 2004 and 2005. The deferred gain will be realized into income over the next six quarters, in accordance with the original maturities of the options. The Corporation's outstanding foreign exchange contracts and options are disclosed in Note 20 of the audited consolidated financial statements.

Based on fiscal 2004 budget data, a 1% decrease in the value of the Canadian $ and the Euro versus the US $ would increase EBITDA by $26.5 million. After giving effect to the US $ / Canadian $ hedging program and the impact of unrealized losses on the restatement of US $ denominated debt, there would be no impact on net earnings. This compares to a net earnings increase of $4.6 million if the currency hedging program were not in place.

Lumber Export Duties

The sale of softwood lumber, mainly SPF and Pine, represented 17% of consolidated gross sales in fiscal 2003. Of this amount, approximately 68% was exported to the US. Since May 22, 2002, the Corporation has been subject to countervailing and antidumping duties at an average rate of 29% for softwood lumber shipped to the US (see Note 13 of the audited consolidated financial statements). The Corporation has been making the required cash deposits since that date.

The application of countervailing and antidumping duties has reduced, and may continue to reduce, the net sales and margins relating to softwood lumber. As well, there can be no assurance at this time that any new agreement or arrangement between the US and Canada will lead to improved financial results in the future.

OUTLOOK

Forest Products

In last year's MD&A, we had expressed concern that the financial pressure caused by the imposition of export duties on Canadian lumber producers could lead to the acceptance of a politically expedient resolution to the trade issue rather than a comprehensive solution leading to the free movement of lumber between the US and Canada. This did not materialize in fiscal 2003. Canadian lumber producers actually managed, via various legal challenges, to improve their relative position. However, financial pressures continue to build. At the end of September 2003, the Corporation's total duty deposits stood at $109.5 million, while the total for the Canadian industry had reached approximately $1.6 billion. Although, a negotiated settlement may improve the financial health of Canadian producers in the near term, we remain concerned about the longer term implications for Canadian softwood lumber. The recent weakening of the US $ has also changed the competitive landscape, increasing the relative cost position of Canadian producers. We continue to support the approach whereby the North American industry should focus on promoting forest products as sustainable, environmentally sound products. Too much energy and resources are being spent to "carve up" the market when the industry should be growing it. As for the Corporation, we will continue to participate in discussions and remain strongly committed to free trade. We also remain committed to the softwood lumber business, having acquired three additional sawmills in the first quarter of fiscal 2004. We will also endeavour to grow our Specialty and Engineered wood businesses which, for the most part, have more stable and predictable margins than SPF lumber.

Pulp

As anticipated, the US $ reference price for market pulp increased in the latter half of fiscal 2003. The benchmark NBSK pulp price (delivered US) is currently at US$580 per tonne, an increase of US$100 per tonne since January 2003. However, the weaker US $ has left realized revenues, expressed in Canadian $, relatively unchanged from a year ago. The same is also true for Euro based pulp producers. As a result of the currency changes, the benefit of the price increases did not flow through to the Corporation's EBITDA margins. Going forward, we anticipate price increases that should lead to pulp in the US$650 per tonne range by the summer of 2004. We view the risk of further weakening of the US $ vis-à-vis the Canadian $ and the Euro to be remote and would expect future increases to positively impact our profitability and margins. There are risks associated with our outlook. The supply of hardwood pulps remains plentiful. Although the softwood pulp market is in better balance, historically both of these segments need to be in balance to create a positive environment for market pulp producers. The strength of the Euro versus the US $ is another important factor. Although the stronger Euro allows for higher US $ pulp prices to be absorbed by our customers, there is a risk that such a rapid change can lead to a weaker European economy with a reduction in overall demand for pulp and paper products. Finally, a stronger printing and writing paper business will be required to support a good market pulp business.

Paper

The story surrounding newsprint is similar to that of market pulp. The benchmark newsprint price (48.8 gram - East Coast) increased from US$435 per tonne in July 2002, to its current level of US$515 per tonne. Although this represents an 18% increase in US $ pricing, the weaker US $ effectively eliminated any gain for the Corporation, as well as other Canadian based manufacturers of newsprint. Our outlook for newsprint is one of modest pricing improvement in 2004. Although we have not seen a strong recovery in demand, the higher relative cost position of Canadian producers will put upward pressure on newsprint prices.

As for coated paper, markets were challenging in 2003. Although the benchmark price (No. 5 - 40 lb) did increase by US$30 per short ton, reaching US$695, it remained well below historical and trend line levels. Currency does not play as important a role for coated papers since both the Corporation's sales and manufacturing costs are largely US $ denominated. However, there is an indirect impact. The recent weakening of the US $ versus the Euro does improve the competitive cost position of US paper producers. The weaker currency should also benefit the US economy in broader terms. Our outlook for coated papers is for gradual pricing improvement in 2004.

In summary, the financial results of 2003 fell short of our expectations. The Corporation was able to offset a portion of the negative currency impact with its hedging program, which will be a significant source of cash flow and income in fiscal 2004 as well. Until we see some improvement in the pricing of our products and increases in our operating cash flows, the Corporation will continue to limit capital expenditures and focus on maintaining relatively high levels of liquidity.

SECTION 2

Consolidated Financial Statements of

TEMBEC INDUSTRIES INC.

Years ended September 27, 2003 and September 28, 2002

AUDITORS' REPORT

To the Shareholders of Tembec Industries Inc.

     We have audited the consolidated balance sheets of Tembec Industries Inc. as at September 27, 2003 and September 28, 2002, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 27, 2003 and September 28, 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
October 28, 2003, except for note 21 which is as of October 31, 2003

TEMBEC INDUSTRIES INC.
Consolidated Balance Sheets

September 27, 2003 and September 28, 2002
(in millions of dollars)

	2003	2002
		(Restated)

Assets
Current assets:
Cash and cash equivalents	$87.6	$143.3
Temporary investments	26.7	6.5
Accounts receivable (note 7)	438.9	478.9
Due from parent company Tembec Inc.	19.2	52.5
Inventories (notes 3 and 7)	496.7	527.2
Prepaid expenses	14.6	13.3

	1,083.7	1,221.7
Investments	4.1	7.1
Fixed assets (note 5)	2,392.4	2,487.8
Other assets (note 6)	280.5	238.3
Goodwill (note 17)	26.4	36.5

	$3,787.1	$3,991.4

Liabilities and Shareholders' Equity
Current liabilities:
Operating bank loans (note 7)	$30.4	$21.5
Accounts payable and accrued charges	509.7	520.2
Current portion of long-term debt (note 8)	27.8	87.3

	567.9	629.0
Long-term debt (note 8)	1,767.1	1,942.0
Other long-term liabilities and credits (note 9)	146.9	130.4
Future income taxes (note 18)	211.6	186.0
Minority interests (note 10)	7.5	8.7
Redeemable preferred shares (notes 11 and 12)	16.6	16.6

Shareholders' equity:
Share capital (note 12)	741.4	761.4
Contributed surplus	2.9	2.9
Cumulative exchange translation of a foreign subsidiary	(3.0)	(3.0)
Retained earnings	328.2	317.4

	1,069.5	1,078.7

	$3,787.1	$3,991.4

Contingent liabilities (note 13)
Subsequent event (note 21)

See accompanying notes to consolidated financial statements

On behalf of the Board:

Jacques J. Giasson                     Chairman
Frank A. Dottori                          President and Chief Executive Officer

TEMBEC INDUSTRIES INC.
Consolidated Statements of Operations

Years ended September 27, 2003 and September 28, 2002
(in millions of dollars)

	2003	2002
		(Restated)

Gross sales	$3,346.1	$3,391.0
Freight and sales deductions	392.0	396.7
Countervailing and antidumping duties (note 13)	81.2	17.5

Net sales	2,872.9	2,976.8

Cost of sales	2,635.9	2,534.6

Selling, general and administrative	162.1	166.6

Earnings before interest, income taxes, depreciation and amortization, and other non-operating expenses (EBITDA) (note 14)	74.9	275.6

Depreciation and amortization (note 15)	227.8	225.7

Operating earnings (loss)	(152.9)	49.9

Interest, foreign exchange and other (note 16)	122.6	214.4
Exchange gain on long-term debt	(263.9)	(3.7)
Unusual items (note 17)	18.4	23.8
Income taxes (note 18)	(39.1)	(67.8)
Minority interests	(1.7)	0.4

Net earnings (loss)	$10.8	$(117.2)

Consolidated Statements of Retained Earnings

Years ended September 27, 2003 and September 28, 2002
(in millions of dollars)

	2003	2002

Retained earnings, beginning of year	$348.6	$508.1
Adjustment resulting from changes in accounting policies (note 1)	(31.2)	(73.5)

Restated retained earnings, beginning of period	317.4	434.6
Net earnings (loss)	10.8	(117.2)

Retained earnings, end of year	$328.2	$317.4

See accompanying notes to consolidated financial statements.

TEMBEC INDUSTRIES INC.
Consolidated Statements of Cash Flows

Years ended September 27, 2003 and September 28, 2002
(in millions of dollars)

	2003	2002
		(Restated)

Cash flows from operating activities:
Net earnings (loss)	$10.8	$(117.2)
Adjustments for:
Depreciation and amortization	227.8	225.7
Amortization of deferred financing costs	5.4	6.6
Exchange gain on long-term debt	(263.9)	(3.7)
Loss (gain) on consolidation of foreign integrated subsidiaries	6.4	(5.9)
Future income taxes (note 18)	(47.0)	(83.9)
Unusual items (note 17)	18.4	23.8
Other	(2.5)	6.9

	(44.6)	52.3
Changes in non-cash working capital:
Accounts receivable	76.3	22.5
Inventories	23.3	7.3
Prepaid expenses	(1.4)	7.5
Accounts payable and accrued charges	28.2	(22.4)
	126.4	14.9

	81.8	67.2

Cash flows from investing activities:
Acquisition of companies, net of disposals (note 2)	(3.0)	(0.1)
Additions to fixed assets	(133.2)	(99.6)
Proceeds from disposal of fixed assets	1.4	0.7
Net disposal (acquisition) of investments	3.0	(0.7)
Increase in temporary investments	(20.2)	(6.5)
Increase in assets held for resale	(1.7)	(45.1)
Other	(5.7)	(6.7)

	(159.4)	(158.0)
Cash flows from financing activities:
Increase in long-term debt	149.8	558.5
Repayments of long-term debt	(124.8)	(562.8)
Increase in other long-term liabilities	5.3	1.0
Repayments of other long-term liabilities	(6.4)	(32.6)
Repurchase of preferred shares	(20.0)	-
Other	9.3	(12.1)

	13.2	(48.0)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(0.2)	2.2

Net decrease in cash and cash equivalents	(64.6)	(136.6)

Cash and cash equivalents, net of operating bank loans, beginning of year	121.8	258.4

Cash and cash equivalents, net of operating bank loans, end of year	$57.2	$121.8

Interest paid in 2003 totalled $154.2 million (2002 - $165.7 million) and income taxes paid amounted to $9.5 million (2002 - $5.6 million).

See accompanying notes to consolidated financial statements.

TEMBEC INDUSTRIES INC.
Consolidated Business Segment Information

Years ended September 27, 2003 and September 28, 2002
(in millions of dollars)

	2003

					Chemical
	Forest				& other
	products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
External	$909.0	$1,290.6	$824.9	$185.4	$136.2	$3,346.1
Internal	173.5	89.8	-	-	12.9	276.2

	1,082.5	1,380.4	824.9	185.4	149.1	3,622.3
Net sales	717.2	1,149.1	727.8	157.6	121.2	2,872.9

EBITDA	(37.5)	72.7	20.9	10.5	8.3	74.9

Depreciation and amortization	45.7	107.5	60.1	9.8	4.7	227.8

Operating earnings (loss)	(83.2)	(34.8)	(39.2)	0.7	3.6	(152.9)

Net fixed asset additions:
Gross fixed asset additions	30.7	74.4	12.6	6.3	9.2	133.2
Proceeds from disposals	(0.4)	(0.1)	(0.4)	-	(0.5)	(1.4)

	30.3	74.3	12.2	6.3	8.7	131.8
Goodwill	3.9	-	21.6	-	0.9	26.4

Identifiable assets - excluding cash and cash equivalents	717.2	1,490.1	990.4	226.9	274.9	3,699.5
Cash and cash equivalents	-	-	-	-	-	87.6

Total assets						$3,787.1

	2002

					Chemical
	Forest				& other
	products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
External	$966.5	$1,228.2	$876.1	$201.7	$118.5	$3,391.0
Internal	172.8	73.5	-	-	10.1	256.4

	1,139.3	1,301.7	876.1	201.7	128.6	3,647.4
Net sales	831.8	1,091.1	777.8	172.7	103.4	2,976.8

EBITDA	70.8	96.4	72.1	21.5	14.8	275.6

Depreciation and amortization	45.1	103.5	62.7	9.9	4.5	225.7

Operating earnings (loss)	25.7	(7.1)	9.4	11.6	10.3	49.9

Net fixed asset additions:
Gross fixed asset additions	41.7	40.6	6.5	3.9	6.9	99.6
Proceeds from disposals	(0.6)	-	-	-	(0.1)	(0.7)

	41.1	40.6	6.5	3.9	6.8	98.9

Goodwill	14.0	-	21.6	-	0.9	36.5

Identifiable assets - excluding cash and cash equivalents	752.4	1,600.7	1,026.9	245.7	222.4	3,848.1

Cash and cash equivalents	-	-	-	-	-	143.3

Total assets						$3,991.4

TEMBEC INDUSTRIES INC.
Consolidated Geographic Segment Information

Years ended September 27, 2003 and September 28, 2002
(in millions of dollars)

	2003

					Chemical
	Forest				& other
	Products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
Canada	$344.2	$95.1	$85.3	$35.5	$82.2	$642.3
United States	530.5	218.6	701.8	135.5	24.7	1,611.1
Pacific Rim and India	5.6	320.5	12.2	9.1	5.5	352.9
United Kingdom, Europe and other	28.7	656.4	25.6	5.3	23.8	739.8

	$909.0	$1,290.6	$824.9	$185.4	$136.2	$3,346.1

	2002

					Chemical
	Forest				& other
	Products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
Canada	$367.4	$79.1	$97.3	$34.9	$66.1	$644.8
United States	577.2	193.2	750.2	142.4	25.3	1,688.3
Pacific Rim and India	4.6	319.9	8.4	12.2	-	345.1
United Kingdom, Europe and other	17.3	636.0	20.2	12.2	27.1	712.8

	$966.5	$1,228.2	$876.1	$201.7	$118.5	$3,391.0

	2003	2002

Fixed assets and goodwill:
Canada	$1,995.9	$2,066.9
United States	238.0	257.6
United Kingdom, Europe and other	184.9	199.8

	$2,418.8	$2,524.3

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

1.        Significant accounting policies:

  Changes in accounting policies

  In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued accounting guideline AcG 14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline.

  Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the CICA with regard to goodwill and intangible assets and, accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the March 2003 quarter, the Company completed the required transitional impairment test as at September 29, 2002 and found no impairment of goodwill. During the September 2003 quarter, the Company completed the first required annual impairment test of goodwill and did find impairment. The impact is summarized in note 17.

  Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the CICA with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond one year. As a result of the adoption of these recommendations, other assets decreased by $37.3 million ($87.8 million as of September 29, 2001), future income taxes decreased by $6.1 million ($14.3 million as of September 29, 2001), and retained earnings decreased by $31.2 million as of September 28, 2002 ($73.5 million as of September 29, 2001). The restatement resulted in a decrease in net loss of $42.3 million ($0.49 per share) for the year ended September 28, 2002.

  Basis of consolidation

  The consolidated financial statements include the accounts of Tembec Industries Inc. (the "Corporation") and all its subsidiaries and joint ventures (collectively "Tembec" or the "Company"). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation's interest in joint ventures is accounted for by the proportionate consolidation method.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

1.          Significant accounting policies (continued):

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations which produce lumber and building materials. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

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

  Revenue

  The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered probable.

  Cash and cash equivalents

  Cash equivalents consist of term deposits, banker's acceptances and commercial paper with maturities of three months or less and are recorded at cost, which approximates market value.

  Investments

  Investments in affiliated companies in which Tembec has no significant influence are carried at cost. Investments over which the Company exercises significant influence are accounted for by the equity method.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
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

  Fixed assets and government assistance

  Fixed assets are recorded at cost after deducting investment tax credits and government assistance.

  Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Asset	Period

Buildings, Pulp, Newsprint and Papermill production equipment	20-30 years
Sawmill production equipment	10-15 years
Boardmill production equipment	25-30 years

  Certain forest access roads are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production.

  Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

  Goodwill

  Effective September 29, 2002, goodwill is no longer amortized and is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that the asset might be impaired. In the case where the carrying value of the reporting unit exceeds its fair value, the carrying value of goodwill will be reduced and an impairment loss recognized and charged to operating results.

  Other assets

  (i)    Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding 5 years.

  (ii)   Financing charges are amortized on a straight-line basis over the expected term of the related debt.

  (iii)  Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

  (iv)  Assets held for resale are valued at the lower of cost and net realizable value.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

1.        Significant accounting policies (continued):

  Employee future benefits

  Tembec and its subsidiaries maintain both defined benefit and defined contribution pension plans. In addition, the Company provides certain health care and other retirement benefits to eligible retired employees.

  The estimated cost of pensions and other future benefits provided by the Company to its employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employee's active service years. The difference between costs of employee benefits charged against earnings and the Company's contribution to the plans is included in other assets or other long-term liabilities on the balance sheet.

  Translation of foreign currencies

  Interest, foreign exchange and other" expenses. Revenues and expenses are translated at prevailing market rates in the recognition period.

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

  Financial instruments

  Tembec manages its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and Euros, through the use of options and forward contracts. Resulting gains and losses are recognized when realized. The cost of options is amortized over the hedging period and is also included in the aforementioned category.

  Tembec manages its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settle hedge (swap) contracts. Resulting gains and losses are recognized when realized.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

2.        Acquisitions:

  2003

  On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

  During the March 2003 quarter, the Company finalized the purchase of two sawmills located in France. The company Brassac S.A.S. ("Brassac"), which purchased the sawmills, is 75% owned by Tembec SA, a wholly owned subsidiary of the Company.

  2002

  On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. ("Davidson"), which included two sawmills in Québec and one in New Hampshire.

  On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana papermill ("Tembec USA LLC") acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

  On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership ("Temrex"). The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Québec. Net proceeds paid to the Company amounted to $9.0 million. The financial results of Temrex are proportionately accounted for in these financial statements.

  The accounts and results of operations have been included in these financial statements from their respective acquisition dates to September 27, 2003 or September 28, 2002 as the case may be.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

2.	Acquisitions (continued):

Details of the acquisitions are as follows:

			2003

		3626776
		Canada
	Brassac	Inc.	Total

Net assets acquired:

Working capital:
Cash (bank indebtedness)	$(0.3)	$0.1	$(0.2)
Non-cash working capital	-	0.1	0.1

	(0.3)	0.2	(0.1)

Non-working capital:
Fixed assets	3.1	-	3.1
Other assets	-	5.0	5.0
Long-term debt and other liabilities	-	(4.5)	(4.5)
Minority interests	(0.7)	-	(0.7)

	2.4	0.5	2.9

	$2.1	$0.7	$2.8

Consideration paid in cash	$2.1	$0.7	$2.8

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

2.	Acquisitions (continued):

Details of the acquisitions and Nouvelle Plant disposal are as follows:

					2002

		Tembec
	Davidson	USA LLC	Nouvelle	Temrex	Total

Net assets acquired:

Working capital:
Cash (bank indebtedness)	$(7.9)	$-	$-	$-	$(7.9)
Non-cash working capital	10.5	-	(7.8)	5.8	8.5

	2.6	-	(7.8)	5.8	0.6

Non-working capital:
Investments	0.3	-	-	-	0.3
Fixed assets	17.5	1.2	(11.7)	14.8	21.8
Other assets	0.2	-	(0.4)	1.2	1.0
Long-term debt and other liabilities	(18.0)	-	-	-	(18.0)
Future income taxes	(0.4)	-	(1.0)	-	(1.4)

	(0.4)	1.2	(13.1)	16.0	3.7

Non-recognized gain on sale	-	-	(11.0)	11.0	-
Deferred gain on sale of assets	-	-	(6.7)	-	(6.7)
Gain on sale of assets	-	-	(3.2)	-	(3.2)

	-	-	(20.9)	11.0	(9.9)

	$2.2	$1.2	$(41.8)	$32.8	$(5.6)

Consideration paid (received) in:
Cash	$-	$1.2	$(41.8)	$32.8	$(7.8)
Other short-term liabilities	2.2	-	-	-	2.2

	$2.2	$1.2	$(41.8)	$32.8	$(5.6)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

3.	Inventories:

	2003	2002

Finished goods	$221.2	$226.4
Logs and wood chips	147.9	171.0
Supplies and materials	127.6	129.8

	$496.7	527.2

4.	Investments in joint ventures:

The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership at 50%, as follows:

	2003	2002

Assets:
Current assets	$63.3	$66.2
Fixed assets and other	124.1	113.3

	$187.4	$179.5

Liabilities and equity:
Current liabilities	$35.0	$35.2
Long-term debt	40.4	40.4
Other long-term liabilities	12.0	10.0
Equity	100.0	93.9

	$187.4	$179.5

Net sales	$173.3	$159.8
Expenses	180.5	160.7

Loss before income taxes, interest, and minority interests	$(7.2)	$(0.9)

Cash provided (used in) by:
Operations	$7.3	$(5.2)
Investments	11.4	40.6
Financing	(12.2)	(37.8)

	$6.5	$(2.4)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

5.	Fixed assets:

	2003			2002

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	$23.3	$-	$23.3	$24.6	$-	$24.6
Production buildings and equipment:
Pulp mills	1,607.5	654.6	952.9	1,491.6	551.7	939.9
Newsprint and Paper mills	977.8	278.2	699.6	971.7	218.6	753.1
Sawmills	508.1	212.0	296.1	495.3	184.0	311.3
Boardmill	294.1	106.1	188.0	275.0	98.1	176.9
Roads and timber holdings	123.5	51.5	72.0	111.7	44.2	67.5
Other buildings and equipment	84.2	34.7	49.5	82.7	30.7	52.0
Assets under construction	111.0	-	111.0	162.5	-	162.5

	$3,729.5	$1,337.1	$2,392.4	$3,615.1	$1,127.3	$2,487.8

6.	Other assets:

	2003	2002

Deferred costs, at amortized value:
Development, pre-operating costs and other	$15.3	$10.7
Financing costs	17.8	19.2
Assets held for resale	27.7	60.9
Long-term loans to employees	11.5	11.8
Timber rights	27.4	32.1
Deferred pension costs	44.5	38.5
Future income taxes	136.3	65.1

	$280.5	$238.3

  Long-term loans to employees:

  Included in long-term loans to employees is $7.6 million (2002 - $8.3 million) of share purchase loans for shares of Tembec Inc., the ultimate parent company. At September 27, 2003, there were 739,475 (2002 - 768,325) shares held in trust in respect of the employee loans for which the market value was $8.65 (2002 - $9.99) per share. These shares are held in trust as security for the loans, which are non-interest bearing, and with defined repayment terms not exceeding 10 years.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

7.        Operating bank loans:

  The Company has approximately $361.4 million (2002 - $357.0 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2.25%. At September 27, 2003, $30.4 million (2002 - $21.5 million) were drawn on the above facilities and $26.5 million (2002 - $58.7 million) were reserved for letters of credit.

8.         Long-term debt:

	2003	2002

Tembec Industries Inc.:
8.625% Unsecured Senior Notes (US$350.0 million in 2003 - US$250.0 million in 2002) redeemable at the option of the Company on or after June 30, 2004 at specified redemption prices, due June 30, 2009 with semi-annual interest payments due June 30 and December 30 of each year. In March 2003, the Company issued an additional US$100.0 million Unsecured Senior Notes	473.5	394.3

8.50% Unsecured Senior Notes (US$500.0 million) redeemable at any time at the option of the Company, due February 1, 2011 with semi-annual interest payments due February 1 and August 1 of each year	676.5	788.6

7.75% Unsecured Senior Notes (US$350.0 million) redeemable at any time at the option of the Company, due March 15, 2012 with semi-annual interest payments due March 15 and September 15 of each year	473.5	552.1

8.3% Unsecured debentures	-	30.7

Advances from the ultimate parent company, Tembec Inc., with interest at cost to Tembec Inc. with no specific terms or repayment	91.2	126.2

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

8.	Long-term debt (continued):

	2003	2002

Tembec Industries Inc. (continued):

7% Unsecured subordinated debentures, maturing on February 2, 2004	10.0	20.0

Spruce Falls Inc.:

8.39% Unsecured Senior Notes (US$8.6 million in 2003 - US$17.1 million in 2002) due February 8, 2004	11.6	27.0

Ontario Hydro loan, non-interest bearing	-	25.9

Tembec SA:

Unsecured term loans (Euro 4.0 million in 2003 - Euro 4.6 million in 2002), bearing interest at rates up to 1.5%, repayable and maturing at various dates to December 2013	6.3	7.1

Other Tembec SA obligations	7.2	6.9

1387332 Ontario Limited (Marathon Pulp joint venture) (50% proportionate consolidation):

Revolving credit up to a maximum authorized amount of $17.3 million ($19.8 million in 2002), bearing interest at prime rate plus 1.75%, with declining authorized amounts to March 31, 2006	17.0	19.7

Temlam Inc. (50% proportionate consolidation):
Term loan bearing interest at prime rate plus 0.75%, maturing on August 1, 2006, repayable in quarterly instalments of varying amounts beginning in August 2002	9.1	9.0

Other long-term obligations	19.0	21.8

	1,794.9	2,029.3

Less current portion	27.8	87.3

	$1,767.1	$1,942.0

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

8.        Long-term debt (continued):

  Certain covenants:

  The indentures of agreements for Tembec's borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

  Instalments on consolidated long-term debt for the four years following September 25, 2004 are as follows:

2005	$10.1
2006	22.7
2007	3.1
2008	4.3

9.	Other long-term liabilities and credits:

	2003	2002

Accrued benefit liability - pension benefit plans	$41.9	$43.1
Accrued benefit liability - other benefit plans	50.3	51.0
Balance payable on acquisitions of companies:
Davidson Industries Inc.	2.2	2.2
Jager Building Systems Inc.	8.6	8.1
Reforestation - BC operations	5.4	9.1
Environmental	5.3	5.8
Deferred government assistance	1.0	1.0
Deferred gain on sale of assets	6.0	6.5
Deferred gain on sale of foreign exchange contracts	22.3	-
Other	3.9	3.6

	$146.9	$130.4

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for the number of shares and per share amounts.)

10.	Minority interests:

	2003	2002

AV Cell Inc.	$5.0	$5.0
Excel Forest Products	2.0	3.7
Brassac S.A.S	0.5	-

	$7.5	$8.7

11.	Redeemable preferred shares:

	2003	2002

16,627,500 Series 2 Class B shares	$16.6	$16.6

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

  1,250,000 0.5% per month non-cumulative Series 3 Class B shares redeemable at the option of the Company up to August 17, 1999, the redemption price being equal to the issue price plus declared and unpaid dividends. Under certain conditions, the Series 3 Class B shares can be redeemed thereafter in cash or in common shares of the Company. On September 26, 2003, the shares were redeemed in cash.

  9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at any time by the Company and after September 30, 2009, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 4 Class B shares can be redeemed in cash or in common shares at the option of the Company.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for number of shares and per share amounts.)

  12.        Share capital: (continued)

    Authorized (continued):

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

	2003	2002

Issued and fully paid:
536,807,704 Class A shares	$732.3	$732.3
1,250,000 Series 3 Class B preferred shares	-	20.0
9,103,710 Series 4 Class B preferred shares	9.1	9.1

	$741.4	$761.4

  13.       Contingent liabilities:

    Countervailing and antidumping duties:

    In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  13.       Contingent liabilities: (continued)

    Countervailing and antidumping duties (continued):

    Countervailing duty

    On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed, and accordingly, the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

    Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

    Antidumping duty

    On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002, the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June 2002 quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  13.       Contingent liabilities (continued):

    Countervailing and antidumping duties (continued):

    Antidumping duty (continued)

    Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

    The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

    The expense for countervailing and antidumping duties is recorded as a sales deduction in the Company's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information.

    Commitments:

    On August 21, 2003, the Company reached an agreement to purchase the Nexfor sawmills, located at La Sarre and Senneterre, Québec, for $49.2 million plus working capital. The transaction is expected to close in the fourth calendar quarter of 2003 and is subject to certain conditions being met as well as government and other required approvals (note 21).

    With respect to its 50% purchase of Excel Forest Products on March 19, 2001, the Company may have to issue more shares or cash as a result of a contingency based on the share price of Tembec, which may not exceed approximately $775,000.

    Other:

    Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec's financial condition, earnings or liquidity.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  14.       EBITDA

    EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

	2003	2002

Cash flows from operating activities	$81.8	$67.2
Interest on long-term debt	151.0	164.2
Interest on short-term debt	2.2	2.1
Interest income	(5.7)	(7.1)
Premium on early debt redemption	-	2.4
Interest capitalized on construction projects	(4.5)	(0.5)
Foreign exchange contract (gains) losses	(64.8)	53.8
Other foreign exchange items	26.3	(1.3)
Pricing swaps and futures	1.5	(4.5)
Bank charges and other financing expenses	4.8	4.6
Current income taxes	7.9	16.1
Minority interests	(1.7)	0.4
Change in non-cash working capital	(126.4)	(14.9)
Other	2.5	(6.9)

EBITDA	$74.9	$275.6

    In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  15.       Depreciation and amortization:

	2003	2002

Fixed assets	$222.0	$219.0
Deferred development, pre-operating costs and other	5.8	6.7

	$227.8	$225.7

  16.       Interest, foreign exchange and other:

	2003	2002

Interest on long-term debt	$151.0	$164.2
Interest on short-term debt	2.2	2.1
Interest income	(5.7)	(7.1)
Premium on early redemption	-	2.4
Interest capitalized on construction projects	(4.5)	(0.5)

	143.0	161.1

Amortization of deferred financing costs	5.4	6.6
Foreign exchange contract losses (gains)	(64.8)	53.8
Other foreign exchange items	26.3	(1.3)
Loss (gain) on consolidation of foreign integrated subsidiaries	6.4	(5.9)
Newsprint pricing swaps and lumber futures	1.5	(4.5)
Bank charges and other financing expenses	4.8	4.6

	(20.4)	53.3

	$122.6	$214.4

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  17.        Unusual items

    2003

    During the September 2003 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, a goodwill impairment charge of $10.1 million was recorded. There being no income tax benefit to offset, the after-tax impact was also $10.1 million.

    During the September 2003 quarter, the Company recorded a non-cash charge of $5.7 million relating to the reduction of the carrying value of the fixed assets of a sawmill that had been permanently closed. There being no income tax offset, the after-tax impact was also $5.7 million. In addition, the Company recorded a non-cash charge of $2.6 million relating to the writedown of fixed assets removed from service at a paperboard facility. The after-tax impact of this item was $1.8 million.

    2002

    In March 2002, the Company issued US$350.0 million of 7.75% Unsecured Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US$250.0 million 9.875% Unsecured Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $2.9 million relating to the write-off of deferred financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $16.0 million. The net after-tax impact of these charges was $10.8 million.

    Also in 2002, the Company, as a result of its modernization program, removed from service certain capital assets having a net carrying value of approximately $6.1 million. Costs of early retirement and employee reduction programs for $1.7 million were also recorded. The net after-tax impact of these charges was $5.3 million.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  18.        Income taxes:

    The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2003	2002

Future income tax assets:
Non-capital loss carry forwards and pool of deductible
scientific research and development expenditures	$341.2	$219.2
Investment tax credits	45.9	41.3
Employee future benefits	17.6	19.0
Foreign exchange contract	23.8	-
Corporate minimum taxes paid	5.6	6.5
Capital loss carry forwards	-	19.0
Other	14.7	11.7
Valuation allowance	(47.9)	(38.2)

	400.9	278.5
Future income tax liabilities:
Fixed assets	(409.4)	(378.1)
Exchange gain on long-term debt	(43.7)	-
Timber rights	(6.7)	(8.7)
Other	(16.4)	(12.6)

	(476.2)	(399.4)

Future income taxes (net)	$(75.3)	$(120.9)

As reported in the consolidated balance sheet:
Future income tax assets	$136.3	$65.1
Future income tax liabilities	(211.6)	(186.0)

Future income taxes (net)	$(75.3)	$(120.9)

    Certain subsidiaries have accumulated the following losses and credits for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years.

		Expiring
	Amounts	dates

Non-capital loss carried forward for Canadian subsidiaries	$773.2	2004 to 2010

Non-capital loss carried forward for US subsidiaries	162.8	2020 to 2022
Pool of deductible scientific Research and Experimental
development	133.9	Unlimited

Investment tax credits and Corporate Minimum Tax	51.5	2004 to 2013

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  18.        Income taxes (continued):

    The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2003	2002

Loss before income taxes and minority interest	$(30.0)	$(184.6)

Income taxes based on combined federal and provincial income tax rates of 34.7% (2002 - 37.1%)	$(10.4)	$(68.5)

Increase (decrease) resulting from:
Manufacturing and processing deduction	(1.3)	6.7
Net losses not recognized	11.1	4.0
Rate differential between jurisdictions	(13.8)	(14.6)
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	(42.7)	(0.3)
Non-deductible loss (non-taxable gain) on consolidation of foreign integrated subsidiaries	9.1	(2.8)
Non-deductible expenses	4.0	1.8
Large corporations tax	4.9	5.9

	(28.7)	0.7

Income taxes	$(39.1)	$(67.8)

Income taxes:
Current	$7.9	$16.1
Future	(47.0)	(83.9)

Income taxes	$(39.1)	$(67.8)

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  19.        Employee future benefits:

    Information about the Company's employee future benefit plans, in aggregate, is as follows:

	2003		2002

	Pension	Other	Pension	Other
	benefit plans	benefit plans	benefit plans	benefit plans

Change in benefit obligation:
Beginning of year	$587.3	$56.2	$543.6	$44.4
Current service cost	12.8	1.5	12.9	0.9
Interest cost	41.5	4.0	37.8	3.0
Employee contributions	4.5	-	4.6	-
Plan amendments	-	-	2.9	-
Benefits paid	(27.0)	(2.4)	(27.1)	(2.1)
Net transfer-in	-	-	0.6	-
Special termination payments	1.2	-	12.3	-
Actuarial loss (gain)	116.8	10.8	(4.0)	9.3
Foreign exchange rate changes	(17.4)	(3.7)	3.7	0.7
Post-employment	-	1.8	-	-

End of year	$719.7	$68.2	$587.3	$56.2

Change in plan assets, at fair market value:
Beginning of year	$494.1	$-	$502.0	$-
Expected return on plan assets	39.4	-	43.1	-
Employer contributions	16.6	2.4	15.7	2.1
Employee contributions	4.5	-	4.6	-
Benefits paid	(27.0)	(2.4)	(27.1)	(2.1)
Actual plan expenses	-	-	(0.8)	-
Actuarial gain (loss)	(29.1)	-	(47.0)	-
Foreign exchange rate changes	(14.8)	-	3.6	-

End of year	$483.7	$-	$494.1	$-

Reconciliation of funded status:
Plan deficit	$(236.0)	$(68.2)	$(93.2)	$(56.2)
Employer contributions after measurement date	13.5	-	3.9	0.4
Unamortized past service costs	2.8	-	3.0	-
Unamortized net actuarial loss	222.3	17.9	81.7	4.8

Net benefit asset (liability)	$2.6	$(50.3)	$(4.6)	$(51.0)

Components of expense:
Current service cost	$12.8	$1.5	$13.7	$0.9
Interest cost	41.5	4.0	37.8	3.0
Expected return on plan assets	(39.4)	-	(43.1)	-
Amortization of transitional obligation	-	-	0.7	-
Amortization of past service costs	0.2	-	(1.0)	-
Amortization of net actuarial loss (gain)	2.7	0.2	0.8	(0.3)
Special termination payments	1.2	-	4.2	-
Other adjustments	(0.2)	(0.3)	-	-

Net expense	$18.8	$5.4	$13.1	$3.6

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  19.        Employee future benefits (continued):

    In addition to the above, the Company's contributions for defined contribution plans, provincial and labour sponsored pension plans, group registered retirement savings plans and deferred profit sharing plans amounted to $11.4 million in 2003 ($10.8 million in 2002).

    The following table provides the amounts recognized in the consolidated balance sheet:

	2003		2002

	Pension	Other	Pension	Other
	benefit plans	benefit plans	benefit plans	benefit plans

Deferred pension costs	$44.5	$-	$38.5	$-
Accrued benefit liabilities	(41.9)	(50.3)	(43.1)	(51.0)

	$2.6	$(50.3)	$(4.6)	$(51.0)

    The accrued benefit obligations in excess of the fair value of plan assets at year-end with respect to pension benefit plans that are not fully funded are as follows:

	2003	2002

Accrued benefit obligations	$713.2	$516.6
Fair value of plan assets	475.6	414.6

Plan deficit	$(237.6)	$(102.0)

    The actuarial assumptions used in measuring the Company's benefit plans obligations for 2003 and 2002 are as follows:

	2003		2002

	Pension	Other	Pension	Other
	benefit plans	benefit plans	benefit plans	benefit plans

Discount rate	6.00%	6.00%	7.00%	7.00%
Rate of compensation increase	3.50%	3.50%	4.00%	4.00%
Expected long-term rate of
return on plan assets	8.00%	n/a	8.50%	n/a

    In 2003, for measurement purposes, a 10% (10% - 2002) annual rate of increase in the per capita cost of covered health care benefits was assumed. In 2003, the rate was to decrease gradually to 5.0% for 2009 (5.0% for 2009 in 2002) and remain at that level thereafter.

    The measurement date used in Canada and U.S. to determine pension plan assets and all liabilities is June 30 of each year.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  20.        Financial instruments:

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

      During the year, the Marathon and AV Cell joint ventures liquidated approximately US$69.0 million of contracts, generating a deferred gain of $12.5 million. Of this amount, $1.6 million was recognized in the year. The remaining deferred gain will be amortized into income in line with the initial maturity dates of specific contracts (2004 - $7.8 million, 2005 - $3.1 million). The Company's proportionate share at 50% are reflected in the statements.

      The Company had the following US$ foreign exchange contracts convertible into Canadian $ at September 27, 2003 and September 28, 2002:

	2003		2002

Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions

2003 - December 2002	-	-	1.5114	197.0
- March 2003	-	-	1.4996	148.0
- June 2003	-	-	1.5007	135.7
- September 2003	-	-	1.5079	134.8

2004 - December 2003	1.5392	127.1	1.5395	132.6
- March 2004	1.5559	126.5	1.5562	131.6
- June 2004	1.5564	125.0	1.5581	129.9
- September 2004	1.5773	121.5	1.5779	126.0

2005 - December 2004	1.5975	123.8	1.5839	63.7
- March 2005	1.5953	120.5	1.6007	112.7
- June 2005	1.5769	105.0	1.5741	102.3
- September 2005	1.6009	105.0	1.5994	92.3

2006 - December 2005	1.6172	97.2	-	-
- March 2006	1.5687	107.3	-	-

	1.5772	1,158.9	1.5443	1,506.6

      The gain and losses on US$/CDN exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at September 27, 2003, the Company would have received $219.5 million (would have paid in 2002 - $93.9 million) to settle its then outstanding foreign exchange contracts.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  20.        Financial instruments (continued):

    (a)

      Foreign currency rate risk (continued):

      The Company had the following US$ foreign exchange contracts convertible into Euros at September 27, 2003 and September 28, 2002:

		2003		2002

Maturity per quarter		Average rate	US$ millions	Average rate	US$ millions

2003	- December 2002	-	-	0.9388	3.0
	- March 2003	-	-	0.9797	3.0
	- June 2003	-	-	0.9375	3.0
	- September 2003	-	-	0.9577	2.8

2004	- December 2003	0.9751	2.5	0.9148	1.8
	- March 2004	0.9508	2.2	0.9309	2.0
	- June 2004	0.9600	2.2	0.8894	1.5
	- September 2004	0.9991	2.4	0.9351	1.4

2005	- December 2004	0.8890	1.4	0.8761	1.2
	- March 2005	1.0238	1.5	0.9010	0.2
	- June 2005	1.0252	1.4	0.9289	0.7
	- September 2005	1.0260	1.5	0.9496	0.7

2006	- December 2005	1.0259	0.7	-	-
	- March 2006	1.0483	0.7	-	-
	- June 2006	1.1398	0.7	-	-
	- September 2006	1.1011	1.0	-	-

		0.9933	18.2	0.9358	21.3

      The gain and losses on US$/Euro foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at September 27, 2003, the Company would have received $4.0 million (2002 - $1.3 million) to settle its then outstanding foreign exchange contracts.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  20.        Financial instruments (continued):

    (a)

      Foreign currency rate risk (continued):

      During the year, the US$/Euro foreign exchange options were liquidated, generating a deferred gain of $109.3 million. Of this amount, $32.8 million was recognized in the year. The remaining deferred gain will be amortized into income in line with the initial maturity dates of the specific options (2004 - $55.8 million, 2005 - $20.7 million).

      The Company had the following US$/Euro foreign exchange options at September 27, 2003 and September 28, 2002:

		2003		2002

Maturity		Average rate	US$ millions	Average rate	US$ millions

2003	- December 2002	-	-	0.8781	49.5
	- March 2003	-	-	0.8768	48.5
	- June 2003	-	-	0.8715	48.0
	- September 2003	-	-	0.8696	48.0

2004	- December 2003	-	-	0.9263	48.0
	- March 2004	-	-	0.9304	47.0
	- June 2004	-	-	0.8922	46.5
	- September 2004	-	-	0.8866	46.5

2005	- December 2004	-	-	0.8805	46.5
	- March 2005	-	-	0.8759	15.5

		-	-	0.8896	444.0

      The gain and losses on US$/Euro foreign exchange options are recognized in earnings when the related hedged revenue is recorded. As at September 28, 2002, the Company would have received $62.8 million to settle its then outstanding foreign exchange options.

    (b)
      Commodity price risk:

      Markets for the Company's principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 27, 2003, the Company did not hold any significant commodity price hedges.

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  20.        Financial instruments (continued):

    (c)

      Credit risk:

      The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. The Company may require payment guarantees, such as letters of credit, or obtains credit insurance coverage. The allowance for doubtful accounts as at September 27, 2003 and September 28, 2002 was $11.7 million and $13.0 million, respectively.

    (d)

      Fair value of financial instruments:

      The carrying amount of cash and cash equivalents, accounts receivable, operating bank loans and accounts payable and accrued charges approximates their fair value because of the near-term maturity of those instruments.

      The carrying value and the fair value of long-term debt, balance payable on acquisition of companies and redeemable preferred shares at September 27, 2003 were $1,822.3 million (2002 - $2,056.2 million) and $1,761.4 million (2002 - $2,012.2 million), respectively.

      The fair value of the long-term debt, other long-term liabilities and credits and redeemable preferred shares debt has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates.

  21.        Subsequent event:

    On October 31, 2003, the Company reached an agreement to purchase the Weyerhaeuser sawmill, located at Chapleau, Ontario, for $25.5 million including working capital. The transaction is expected to close in the fourth calendar quarter of 2003 and is subject to certain conditions being met as well as government and other required approvals. Also on October 31, 2003, the Company completed the acquisition of the Nexfor assets for $49.2 plus working capital of $15.0 million (note 13).

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  22.        Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States:

    The consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. The following adjustments would be required to reconcile the financial statements to U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission ("SEC") for the two years ended September 27, 2003 and September 28, 2002.

    If United States GAAP were employed, the net earnings (loss) for the year would be adjusted as follows:

	2003	2002

Net earnings (loss) under Canadian GAAP	$10.8	$(117.2)
Adjustments:
Foreign currency	324.3	77.0
Income taxes	(104.1)	(25.0)
Share in loss of affiliated companies	11.4	6.9
Goodwill impairment charge	(0.8)	-
Amortization of goodwill	-	(0.9)
Depreciation of fixed assets	0.3	0.3
Amortization of pre-operating expenses	2.4	0.5
Development and pre-operating expenses	(5.2)	-
Pension	(0.6)	-

Net earnings (loss) under U.S. GAAP	$238.5	$(58.4)

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  22.        Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States               (continued):

    The cumulative effect of the adjustments on the consolidated assets, liabilities and shareholders' equity is as follows:

	2003	2002

Total assets under Canadian GAAP	$3,787.1	$3,991.4
Adjustments:
Goodwill	9.1	9.9
Fixed assets	(7.5)	(7.8)
Proportionate consolidation:
Investments	106.9	79.4
Assets	(195.1)	(179.5)
Other assets:
Foreign exchange contracts	225.5	-
Deferred development and pre-operating expenses	(7.8)	(2.6)
Deferred pension costs	(2.6)	-
Future income taxes	33.8	4.7

	162.3	(95.9)

Total assets under U.S. GAAP	$3,949.4	$3,895.5

	2003	2002

Total liabilities under Canadian GAAP	$2,717.6	$2,912.7
Adjustments:
Foreign exchange contracts	(73.0)	25.8
Proportionate consolidation	(87.5)	(85.6)
Future income taxes	77.6	(11.1)
Minimum pension liabilities	150.3	13.8

	67.4	(57.1)

Total liabilities under U.S. GAAP	$2,785.0	$2,855.6

Total shareholders' equity under Canadian GAAP	$1,069.5	$1,078.7
Total asset adjustments	162.3	(95.9)
Total liability adjustments	(67.4)	57.1

Total shareholders' equity under U.S. GAAP	$1,164.4	$1,039.9

  TEMBEC INDUSTRIES INC.
  Notes to Consolidated Financial Statements, Continued

  Years ended September 27, 2003 and September 28, 2002
  (Figures in table are in millions of dollars except for the number of shares and per share amounts.)

  22.        Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States               (continued):

    The presentation of shareholders' equity under SEC rules would be as follows:

	2003	2002

Temporary equity:
Series 3 Class B preferred shares	$-	$20.0
Series 4 Class B preferred shares	9.1	9.1

Shareholders' equity	$1,155.3	$1,010.8

    Foreign exchange:

    Under Canadian GAAP, Tembec has hedged future revenue stream with foreign exchange contracts. The transactions are recorded into earnings at the value based on the forward contracts and the forward contracts are not recognized in the financial statements.

    Under U.S. GAAP, these forward contracts are not recognized as hedges and consequently unrealized gains and losses on the forward contracts are included in earnings based on their current market value.

    Income taxes:

    On October 1, 2000, Tembec adopted the Canadian accounting recommendations for income taxes (Section 3465). The Canadian accounting recommendations essentially harmonize the principles of Canadian GAAP with those of U.S. GAAP. For Canadian GAAP, the new standard was applied prospectively. For U.S. GAAP, the statement has been applied since 1992. Prior to 2000, under Canadian GAAP, Tembec accounted for income taxes using the deferral method. Under U.S. GAAP, income taxes are being provided for by the liability method. The deferred tax impact of other reconciling items is also included in this caption.

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

    Deferred development and pre-operating expenses:

    Under U.S. GAAP, certain development and pre-operating expenses, capitalized under Canadian GAAP, would have been charged against earnings.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 27, 2003 and September 28, 2002
(Figures in table are in millions of dollars except for the number of shares and per share amounts.)

22.        Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States               (continued):

e.	Interest in joint ventures is recognized using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method.

Earnings recognized by each of the two methods are the same. However, a reconciliation of U.S. GAAP of the financial statements of the joint venture may result in adjustments.

f.	Pension liabilities:

At September 27, 2003, $152.3 million was recognized as an additional minimum pension liability on the balance sheet and in other comprehensive income. The amount was recognized under SFAS No. 87 due to an actuarially valued minimum accumulated benefit obligation in excess of the fair value of the Plans' assets.

g.	Comprehensive income:

Under U.S. GAAP, the Company is required to disclose certain information about "comprehensive income". This information would be as follows for the years ended September 27, 2003 and September 28, 2002:

	2003	2002

Earnings (loss) under U.S. GAAP	$238.5	$(58.4)
Other comprehensive loss:
Minimum pension liabilities, net of income taxes	(93.9)	(9.1)

Comprehensive income (loss)	$144.6	$(67.5)

  At September 27 2003, and September 28, 2002, accumulated other comprehensive loss amounts to $106.0 million and $12.1 million, respectively.

23.       Comparative figures:

  Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

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

  Registrant:   Tembec Industries Inc.

  By:  /s/ Claude Imbeau
          Claude Imbeau
          Vice President, General Counsel and Secretary

  Date:         February 16, 2004

  LIST OF EXHIBITS

  The following documents are attached to this annual report on Form 40-F:

  23 Consent of Independent Auditors

  31.1 Certification of Frank A. Dottori, Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002

  31.2 Certification of Michel Dumas, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002

  32.1 Certification of Frank A. Dottori, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  32.2 Certification of Michel Dumas, Executive Vice President, Finance and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  Exhibit 23

  Consent of Independent Auditors

KPMG LLP
Chartered Accountants
2000 McGill College Avenue
Suite 1900
Montréal Québec H3A 3H8

Telephone (514) 840-2100
Telefax (514) 840-2187
www.kpmg.ca

ACCOUNTANTS' CONSENT

The Board of Directors
Tembec Industries Inc.

We consent to the use of our report dated October 28, 2003, except for note 21 which is as of October 31, 2003, included in this annual report on Form 40-F.

KPMG LLP

Montréal, Canada

January 30, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association.

  Exhibit 31.1

  CERTIFICATION PURSUANT TO
  18 U.S.C. SECTION 1350,
  AS ADOPTED PURSUANT TO
  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, Frank A. Dottori, certify that:

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
    The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
      evaluated the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date");
      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and
      disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
    The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and audit committee of registrant's board of directors (and persons performing the equivalent function);
      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

  Date: February 16, 2004

  By:  /s/ Frank A. Dottori
          Frank A. Dottori
         President and Chief Executive Officer

  Exhibit 31.2

  CERTIFICATION PURSUANT TO
  18 U.S.C. SECTION 1350,
  AS ADOPTED PURSUANT TO
  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, Michel Dumas, certify that:

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
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    evaluated the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date");
    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and
    disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and audit committee of registrant's board of directors (and persons performing the equivalent function);
    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 16, 2004

By:  /s/ Michel Dumas
       Michel Dumas
       Executive Vice President, Finance and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tembec Industries Inc. (the "Company") on Form 40-F for the year ended September 27, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank A. Dottori, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

  the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By:  /s/ Frank A. Dottori
       Frank A. Dottori
       President and Chief Executive Officer
       February 16, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tembec Inc. (the "Company") on Form 40-F for the year ended September 27, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michel Dumas, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

  the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By:  /s/ Michel Dumas
        Michel Dumas
       Executive Vice President, Finance and Chief Financial Officer
       February 16, 2004