Form 40-F
period 2005-09-24
TEMBEC INDUSTRIES INC
filed 2005-12-23
CIK 925559

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

         Registration Statement Pursuant to Section 12 of the
Securities Exchange Act of 1934

or

   Annual Report Pursuant to Section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number
September 24, 2005	033-80178

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
Telephone: (514) 871-0137
(Address and telephone number of Registrant's principal executive offices)

Richard B. Raymer, Esq., Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203
Telephone: (716) 856-4000
(Name, address (including zip code) and
telephone number (including area code)
of agent for services in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

N/A	N/A
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act

N/A
Title of class

N/A
Title of class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Senior Notes due June 30, 2009
Senior Notes due February 1, 2011
Senior Notes due March 15, 2012
Title of class

For annual reports, indicate by check mark the information filed with this Form:

   Annual information form                 Audited financial statements

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

Yes	82-__________	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                  No

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our disclosure controls and procedures are also effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there have been no significant changes in the Registrant's internal controls or other factors that could significantly affect internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that Messrs. Pierre Goyette (Chairman), Norman M. Betts and Gilles Chevalier are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F). All of the members of the Registrant's Audit Committee would be considered an independent director within the meaning set out in Canadian legislation, specifically Multilateral Instrument 52-110 Audit Committees, and would be considered independent as defined in Rule 10A-3(b) under the Securities Exchange Act of 1934.

Code of Ethics

The Registrant has adopted a written Code of Ethics and Business Conduct that applies to its principal executive office and principal financial officer as well as all of its directors, officers, employees, consultants, suppliers and other persons working on behalf of the Registrant or the Registrant's subsidiaries.

No waivers were granted from the Registrant's Code of Ethics and Business Conduct during the period covered by this report.

The Company's written Code of Ethics and Business Conduct is available on the Company's website at www.tembec.com and has been filed by the Registrant at www. sedar.com and under cover of Form 6-K on the SEC's website at www.sec.gov, on November 30, 2005.

Principal Accountant Fees and Services

The disclosure provided under the headings Auditors and Policies and Procedures for the Engagement of Audit and Non-Audit Services set forth in Item 10 of the Annual Information Form filed as an Exhibit hereto, is incorporated by reference herein.

Off-balance Sheet Arrangements

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The disclosure provided on page 23 of the Annual Report filed as an Exhibit hereto, is incorporated by reference.

Undertaking and Consent to Service of Process

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Concurrently herewith, the Registrant filed a Form F-X in connection with each class of securities to which the obligation to file this Form 40-F arises. Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

TEMBEC INDUSTRIES INC.

DATE: December 22, 2005	By: /s/ Antonio Fratianni
Name: Antonio Fratianni
Title: General Counsel and Secretary

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	Annual Information Form for the fiscal year ended September 24, 2005.
99.2	Annual Report for the fiscal year ended September 24, 2005 (Includes Management's Discussion and Analysis as well as Consolidated Financial Statements of Tembec Industries Inc. for the fiscal year ended September 24, 2005, including report of independent chartered accountants with respect thereto.)(For a summary of material differences between generally accepted accounting principals (GAAP) in Canada and the United States, see Note 23 of the Notes to the Consolidated Financial Statements.)
99.3	Consent of KPMG, LLP
99.4	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 22, 2005.
99.5	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 22, 2005.
99.6	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 22, 2005.
99.7	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 22, 2005.