Form 40-F
period 2006-09-30
TEMBEC INDUSTRIES INC
filed 2006-12-22
CIK 925559

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐            Registration Statement Pursuant to Section 12 of the
Securities Exchange Act of 1934

or

☒      Annual Report Pursuant to Section 13(a) or 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended September 30, 2006	Commission File Number 333-06552

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

Senior Notes due June 30, 2009 Senior Notes due February 1, 2011 Senior Notes due March 15, 2012
Title of class

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

536,807,704 Class  A shares
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

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Disclosure Controls and Procedures

                 As of the end of the Registrant's fiscal year ended September 30, 2006, an evaluation of the effectiveness of the Registrant's ''disclosure controls and procedures'' (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the ''Exchange Act'')) was carried out by the Registrant's management with the participation of the President and Chief Executive Officer and Executive Vice-President, Finance and Chief Financial Officer.  Based upon that evaluation, the Registrant's President and Chief Executive Officer and Executive Vice-President, Finance and Chief Financial Officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant's management, including its President and Chief Executive Officer and Executive Vice-President, Finance and Chief Financial Officer, to allow timely decisions regarding required disclosure.

                It should be noted that while the Registrant's President and Chief Executive Officer and Executive Vice-President, Finance and Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting

                The Registrant's management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Registrant's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Registrant's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement.

                Management assessed the Registrant's internal control over financial reporting as of September 30, 2006, the end of its fiscal year. Management based its assessment on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Registrant's overall control environment.

                Based on its assessment, management has concluded that the Registrant's internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

[Signed]	[Signed]
/s/ James M. Lopez	/s/ Michel Dumas
James M. Lopez President and Chief Executive Officer	Michel Dumas Executive Vice-President, Finance and Chief Financial Officer

Changes in Internal Controls Over Financial Reporting

                During the fiscal year ended September 30, 2006, there were no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

Audit Committee Financial Expert

                   The Board of Directors of the Registrant has determined that Messrs. Gilles Chevalier (Chairman) and Norman M. Betts are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  All of the members of the Registrant's Audit Committee would be considered an independent director within the meaning set out in Canadian legislation, specifically Multilateral Instrument 52-110 Audit Committees, and would be considered independent as defined in Rule 10A-3(b) under the Securities Exchange Act of 1934.

Code of Ethics

                The Registrant has adopted a Code of Ethics and Business Conduct that applies to its President and Chief Executive Officer and Executive Vice-President, Finance and Chief Financial Officer as well as all of its directors, officers, employees, consultants, suppliers and other persons working on behalf of the Registrant or the Registrant's subsidiaries.

                No waivers were granted from the Registrant's Code of Conduct during the period covered by this report.

                The Registrant's Code of Ethics and Business Conduct is available on the Registrant's website at www.tembec.com and has been filed by the Registrant at www. SEDAR.com and under cover of form 6-K on the SEC's website at www.sec.gov on November 30, 2005.

Principal Accountant Fees and Services

                The disclosure provided under the headings Auditors and Policies and Procedures for the Engagement of Audit and Non-Audit Services each as set forth in Item 10 of the Annual Information Form filed as an Exhibit  hereto, is incorporated by reference herein.

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

Tabular Disclosure of Contractual Obligations

                The disclosure provided on page 35 in Management's Discussion and Analysis filed as an Exhibit hereto, is incorporated by reference.

Undertaking and Consent to Service of Process

                The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

                On December 22, 2005, the Registrant filed a Form F-X in connection with each class of securities to which the obligation to file this Form 40-F arises.  Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X.

SIGNATURES

                Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

DATE: December 21, 2006	TEMBEC INDUSTRIES INC. By:/s/ Antonio Fratianni Name: Antonio Fratianni Title: Vice President, General Counsel and Secretary

EXHIBITS

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document
99.1	Annual Information Form for the fiscal year ended September 30, 2006.
99.2	Management's Discussion and Analysis for the fiscal year ended September 30, 2006.
99.3	The Audited Consolidated Financial Statements of Tembec Industries Inc. for the fiscal year ended September 30, 2006, including report of independent chartered accountants with respect thereto.
99.4	Reconciliation to United States GAAP
99.5	Consent of KPMG, LLP
99.6	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 21, 2006.
99.7	Certification of the Executive Vice-President, Finance and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 21, 2006.
99.8	Certification of the President and Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 dated December 21, 2006.
99.9	Certification of the Executive Vice-President, Finance and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 dated December 21, 2006.